AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 5, 1998

                                                  REGISTRATION NO. 333-35587
                                                                   811-08336

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                          PRE-EFFECTIVE AMENDMENT NO. 1

                                    FORM S-6
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                     OF SECURITIES OF UNIT INVESTMENT TRUSTS
                            REGISTERED ON FORM N-8B-2


                       UNITED OF OMAHA SEPARATE ACCOUNT B
                              (EXACT NAME OF TRUST)

                     UNITED OF OMAHA LIFE INSURANCE COMPANY
                               (NAME OF DEPOSITOR)

                  Mutual of Omaha Plaza, Omaha, Nebraska 68175


                               NAME AND ADDRESS OF
                               AGENT FOR SERVICE:
                            Kenneth W. Reitz, Esquire
                            Mutual of Omaha Companies
                          Mutual of Omaha Plaza, 3-Law
                           Omaha, Nebraska 68175-1008
                            Telephone: (402) 351-5087
                               Fax: (402) 351-5906

                     (TITLE OF SECURITIES BEING REGISTERED)
                 FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY


                  Approximate date of proposed public offering:
    As soon as practicable after effectiveness of the Registration Statement


Pursuant to Rule 24f-2 under the Investment Company Act of 1940, the Registrant declares that an indefinite amount of securities are being registered under the Securities Act of 1933.
                                     -------

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), shall determine.

                       UNITED OF OMAHA SEPARATE ACCOUNT B

                       Registration Statement on Form S-6
                              Cross-Reference Sheet


    FORM N-8B-2
    ITEM NO.           CAPTION IN PROSPECTUS

    1                  Cover Page
    2                  Cover Page
    3                  Inapplicable
    4                  Distribution of the Policies
    5                  About Us
    6                  The Variable Account
    9                  Inapplicable
    10(a)              Policy Application and Issuance
    10(b)              Distributions
    10(c),(d),(e)      Distributions; Lapse and Grace Period; Reinstatement
    10(f),(g),(h)      Voting Rights; Other Policy Owner Tax Matters
    10(i)              Other Policy Provisions
    11                 The Variable Account
    12                 The Variable Account; Distribution of the Policies
    13                 Charges and Fees; Tax Matters; Tax Treatment of Loans and
                       Other  Distributions;   Distribution  of  the
                       Policies;  Appendix A
    14                 Premium  Payments
    15                 Premium Payments
    16                 The Variable  Account
    17                 Captions  referenced  under Items 10(c),
                      (d), (e) and (i) above
    18                 The Variable Account
    19                 Reports to You;
                       Voting   Rights;   Distribution   of  the  Policies
    20                 Captions referenced  under  Items 6 and  10(g)  above
    21                 Policy  Loans
    22                 Inapplicable
    23                 Distribution  of the  Policies
    24                 Other  Policy Provisions
    25                 About Us
    26                 Distribution  of the Policies
    27                 About Us
    28                 Management
    29                 About Us
    30                 Inapplicable
    31                 Inapplicable
    32                 Inapplicable
    33                 Inapplicable
    34                 Inapplicable
    35                 About Us
    36                 Inapplicable
    37                 Inapplicable
    38                 Distribution of the Policies
    39                 Distribution of the Policies
    40                 Inapplicable
    41(a)              Distribution of  the  Policies
    42                 Inapplicable
    43                 Inapplicable
    44(a)              The Variable  Account;  Premium  Payments
    44(b)              Charges  and  Fees; Distribution  of the Policies

    44(c)              Mortality  and Expense Risk Charge
    45                 Inapplicable
    46                 The  Variable   Account;   Captions
                       referenced under Items 10(c), (d) and (e) above
    47                 Inapplicable
    48                 About Us
    49                 Inapplicable
    50                 The Variable Account
    51                 Cover Page,  Definitions  (Beneficiary),  Summary,  The
                       Policy, Payment of Proceeds, Payment Options, Tax Matter,
                       Distribution of the Policies
    52                 Other Policy Owner Tax Matters
    53                 Tax Matters
    54                 Inapplicable
    55                 Inapplicable
    59                 Financial Statements

[GRAPHIC OMITTED]                     PROSPECTUS: Dated February _______, 1998
UNITED OF OMAHA
                                                           ULTRA VARIABLE LIFE
                                                   Individual Flexible Premium
                                      Variable Universal Life Insurance Policy

This prospectus describes ULTRA VARIABLE LIFE, an individual flexible premium variable universal life insurance policy ("Policy") offered by United of Omaha Life Insurance Company ("we, us, our, United of Omaha") to applicants age 90 and under.

The Policy provides for the payment of a Death Benefit upon the death of the Insured, and for a Cash Surrender Value that can be obtained by surrendering the Policy. The Policy is designed to provide insurance protection on the life of the Insured, and at the same time provide the Policy Owner with the flexibility to vary the amount and timing of premium payments and, within certain limits, to change the amount of Death Benefits payable under the Policy. This flexibility permits the Owner to provide for changing insurance needs with a single insurance policy. The Policy is a variable policy because the Death Benefit may, and the Accumulation Value will, vary up or down to reflect the investment experience of amounts allocated to UNITED OF OMAHA SEPARATE ACCOUNT B (the "Variable Account"). The Policy Owner ("you, your") bears the investment risk for all amounts so allocated; there is no guaranteed minimum Accumulation Value.

The minimum initial Specified Amount is $100,000. The Policy provides premium flexibility so long as the Accumulation Value is sufficient for Policy insurance coverage to remain in force.

You may, within limits, allocate premiums (net of any charges) to one or more of the twenty-four eligible investments, which are the twenty-three Subaccounts of the Variable Account and the Fixed Account. Assets of each Subaccount of the Variable Account are invested in a corresponding mutual fund Portfolio. The Portfolios are described in separate prospectuses that accompany this Prospectus. The Policy's available investment options are:

ALGER AMERICAN GROWTH PORTFOLIO
ALGER AMERICAN SMALL CAPITALIZATION PORTFOLIO
FEDERATED PRIME MONEY FUND II ("MONEY MARKET") PORTFOLIO
FEDERATED FUND FOR U.S. GOVERNMENT SECURITIES PORTFOLIO
FIDELITY ASSET MANAGER: GROWTH PORTFOLIO
FIDELITY EQUITY INCOME PORTFOLIO
FIDELITY CONTRAFUND PORTFOLIO
FIDELITY INDEX 500 PORTFOLIO
MFS EMERGING GROWTH PORTFOLIO
MFS HIGH INCOME FUND PORTFOLIO
MFS RESEARCH PORTFOLIO

MFS WORLD GOVERNMENT PORTFOLIO
MFS VALUE SERIES PORTFOLIO
PIONEER CAPITAL GROWTH PORTFOLIO
PIONEER REAL ESTATE PORTFOLIO
SCUDDER GLOBAL DISCOVERY PORTFOLIO
SCUDDER GROWTH & INCOME PORTFOLIO
SCUDDER INTERNATIONAL PORTFOLIO
T. ROWE PRICE EQUITY INCOME PORTFOLIO
T. ROWE PRICE INTERNATIONAL PORTFOLIO
T. ROWE PRICE LIMITED TERM BOND PORTFOLIO
T. ROWE PRICE NEW AMERICA GROWTH PORTFOLIO
T. ROWE PRICE PERSONAL STRATEGY BALANCED PORTFOLIO
FIXED ACCOUNT

Partial withdrawals and Policy loans may be taken from time to time, subject to certain restrictions. ANY POLICY LOAN, PARTIAL WITHDRAWAL OR SURRENDER MAY RESULT IN ADVERSE TAX CONSEQUENCES AND/OR PENALTIES. WITHDRAWALS AND SURRENDERS MAY BE SUBJECT TO A SURRENDER CHARGE.

IT MAY NOT BE ADVANTAGEOUS TO REPLACE EXISTING LIFE INSURANCE WITH THE POLICY DESCRIBED IN THIS PROSPECTUS.

AN INTEREST IN THE POLICY IS NOT A DEPOSIT OR OBLIGATION OF, OR GUARANTEED OR ENDORSED BY ANY BANK, NOR IS THE POLICY FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD, OR ANY OTHER AGENCY.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION ("SEC") OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SEC OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THIS PROSPECTUS MUST BE ACCOMPANIED BY A CURRENT PROSPECTUS FOR EACH PORTFOLIO. ALL PROSPECTUSES SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE.

UNITED OF OMAHA LIFE INSURANCE COMPANY, P. O. Box 8430, Omaha, Nebraska 68103-0430 (800) 238-9354

-----------------------------------------------------------
TABLE OF CONTENTS
                                                                       PAGE
DEFINITIONS

SUMMARY
O  BASIC FEATURES OF YOUR POLICY
O  COMPARISON TO OTHER POLICIES AND OTHER INVESTMENTS
O  POLICY FLOW CHART

ABOUT US

ALLOCATION OF PREMIUMS
O  THE VARIABLE ACCOUNT
O  THE FIXED ACCOUNT
O  TRANSFERS
O  DOLLAR COST AVERAGING
O  ASSET ALLOCATION PROGRAM

THE POLICY
O  POLICY APPLICATION AND ISSUANCE
O  PREMIUM PAYMENTS
O  ACCUMULATION VALUE
O  LAPSE AND GRACE PERIOD
O  REINSTATEMENT
O  TELEPHONE TRANSACTIONS
O  MATURITY DATE

DISTRIBUTIONS
O  POLICY LOANS
O  SURRENDER
O  PARTIAL WITHDRAWALS
O  DEATH BENEFIT
O  PAYMENT OF PROCEEDS
O  PAYMENT OPTIONS

CHARGES AND FEES
O  CHARGES DEDUCTED FROM THE POLICY
        DEDUCTIONS FROM INITIAL PREMIUM; MONTHLY DEDUCTIONS; CHARGES DEDUCTED ON SURRENDER OR PARTIAL
WITHDRAWAL
O  MORE INFORMATION ABOUT THE ABOVE CHARGES
        SURRENDER CHARGE; WAIVER OF SURRENDER CHARGE; RISK CHARGE; ADMINISTRATIVE CHARGE;
        PREMIUM CHARGES; COST OF INSURANCE CHARGE; TRANSFER CHARGE
O  SERIES FUND CHARGES

OTHER POLICY PROVISIONS
O  NOTICE TO US;  ENTIRE CONTRACT;  RIGHT TO EXAMINE;  DELAY OF PAYMENTS;
        CHANGE OF OWNERSHIP AND ASSIGNMENT; BENEFICIARY; BENEFICIARY CHANGE; MISSTATEMENT OF AGE OR SEX; SUICIDE; INCONTESTABILITY; COVERAGE BEYOND MATURITY; REINSTATEMENT; NONPARTICIPATING

TAX MATTERS

MANAGEMENT

OTHER INFORMATION
O  REPORTS TO YOU; VOTING RIGHTS;
        DISTRIBUTION OF THE POLICIES; STATE REGULATION;
        LEGAL MATTERS; INDEPENDENT AUDITORS; REGISTRATION STATEMENT

ILLUSTRATIONS
O  DEATH BENEFIT, CASH SURRENDER VALUE AND ACCUMULATED PREMIUMS

FINANCIAL STATEMENTS

THIS PROSPECTUS IS NOT AN OFFERING ANYWHERE WHERE SUCH AN OFFERING CANNOT BE LAWFULLY MADE. NO ONE IS AUTHORIZED TO GIVE ANY INFORMATION OR MAKE
REPRESENTATIONS ABOUT THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF THEY DO, YOU SHOULD NOT RELY UPON SUCH REPRESENTATIONS.

-----------------------------------------------------------
DEFINITIONS

ACCUMULATION UNITS means an accounting unit of measure used to calculate the accumulation value of the Variable Account.

ACCUMULATION VALUE means the dollar value as of any Valuation Date of all amounts accumulated under the Policy.

ALLOCATION DATE means the first business day following the completion of the RIGHT TO EXAMINE THIS POLICY period.

BENEFICIARY refers to the person(s) or entity you name to receive the Death Benefit of the Policy.

CASH SURRENDER VALUE means the Accumulation Value, less any outstanding Policy loans and unpaid loan interest, and less any applicable Surrender Charge.

CORRIDOR AMOUNT means the Accumulation Value multiplied by the corridor percentage for the Insured's attained age.

FIXED ACCOUNT means the account which consists of general account assets of United of Omaha Life Insurance Company.

INSURED refers to the individual named on the application whose life is the basis for the death benefit protection provided by the Policy.

LOAN ACCOUNT means an account established for any amounts transferred from the Fixed Account and Subaccounts as a result of loans. The Loan Account is credited with interest and is not based on the investment experience of the Variable Account.

MONTHLY DEDUCTION DATE means the date of issue and the same date each month thereafter.

MONTHLY DEDUCTION means the amount deducted from the Policy's Accumulation Value on each Monthly Deduction Date.

NET AMOUNT AT RISK means the death benefit less the Accumulation Value on the Monthly Deduction Date after deducting the rider charges, if any, the risk charge for the current month, and the administrative charge.

PAYEE refers to the person who receives payments under the Policy.

POLICY means the individual flexible premium variable life insurance contract issued to you pursuant to our acceptance of your application for it.

POLICY OWNER refers to you, the person that applied for the Policy.

POLICY YEAR/MONTH/ANNIVERSARY means respective anniversary dates from the Date of Issue.

PORTFOLIO means a separate mutual fund investment portfolio that is available under the Policy.

PREMIUM means an amount paid by you to us as consideration for the benefits provided by the Policy.

PROCEEDS means the Death Benefit, Cash Surrender Value, or Proceeds payable upon the Maturity Date.

SPECIFIED AMOUNT means the amount of insurance selected, as shown on the Policy's Data page.

SUBACCOUNT means that portion of the Variable Account which invests in shares of a specific mutual fund portfolio or any other investment portfolios that we make available Policy.

VALUATION DATE means each day that the New York Stock Exchange is open for trading.

VARIABLE ACCOUNT means United of Omaha Separate Account B, a separate account maintained by us in which a portion of our assets has been allocated for the Policy and certain other policies.

WE, US, OUR, UNITED OF OMAHA refers to United of Omaha Life Insurance Company, Omaha, Nebraska.

YOU, YOUR refers to the Policy Owner.

-----------------------------------------------------------
SUMMARY

O       BASIC FEATURES OF YOUR POLICY
        The individual flexible premium variable life insurance Policy offered by this prospectus is designed to provide lifetime insurance coverage for the Insured named in the Policy. It is not offered primarily as an investment. This is a brief description of the basic features of the Policy. Policy features are explained in more detail throughout the prospectus.

o Right to Examine. You have the right to return the Policy within 10 days (or more where required by applicable State insurance law) after you receive it or 45 days after you signed the application, whichever is later. We will return to you the premiums paid. (SEE "OTHER POLICY PROVISIONS: RIGHT TO EXAMINE.")

o Premium Payments. You must pay an initial premium at least sufficient to purchase the minimum initial Specified Amount of life insurance coverage ($100,000). Unless the Accumulation Value is sufficient to maintain this Specified Amount, you must pay additional premiums sufficient to maintain a Specified Amount of $100,000 coverage for the first five Policy Years; thereafter you must maintain a Specified Amount of at least $50,000. You may also make payments in addition to planned premiums. (SEE "THE POLICY: PREMIUM PAYMENTS.")

o No Lapse Guarantee. If either the minimum monthly premium or the lifetime monthly premium requirement has been met, and the Policy has never been reinstated, and no Additional Insured Term Insurance Rider covering the Insured is attached to the Policy, the Policy is guaranteed to not lapse for a certain period of time. (SEE "POLICY NO-LAPSE PERIOD")

o Investment of Premiums. Your initial premium and any additional payments will be held in the Money Market Subaccount until the end of the Right to Examine period, when your initial premium is invested according to your instructions in one or more of the Subaccounts of the Variable Account corresponding to mutual fund portfolios or the Fixed Account. Allocations must be in whole percentages. (SEE "ALLOCATION OF PREMIUMS.")

o Transfers. Once we mail the confirmation for the initial premium payment, and after the Right to Examine period, you may transfer portions of the Policy's Accumulation Value without charge among the Subaccounts and Fixed Account up to twelve times each Policy Year. Subsequent transfers may have charges. (SEE "ALLOCATION OF PREMIUMS: TRANSFERS.")

o Fluctuating Accumulation Value. The Accumulation Value of the Policy will vary daily based on, among other things, the net investment experience of the Subaccounts to which you have allocated amounts. The Accumulation Value is not guaranteed. You bear the investment risk with respect to the Accumulation Value that is invested in the Subaccounts, and we bear the investment risk with respect to the Accumulation Value that is invested in the Fixed Account.

o Death Benefit. You select one of two Death Benefit options. Death benefit option 1 equals the greater of (a) the Specified Amount on the date of death, less any loans and unpaid loan interest; or (b) the Policy's Accumulation Value on the date of death plus a corridor amount for the Insured's attained age, less any loans and unpaid loan interest. Death benefit option 2 equals the accumulation value plus the greater of (a) specified amount, or (b) corridor amount, less any loans and unpaid loan interest. (SEE "DISTRIBUTIONS: DEATH BENEFIT.")

o Policy Loans and Partial Withdrawals. After the first Policy Year (from Date of Issue in Indiana), a loan privilege is available under the Policy. After the first Policy Year partial withdrawals also are allowed. Partial withdrawals are subject to a Surrender Charge and withdrawals and loans may be taxable and subject to a penalty tax. (SEE "DISTRIBUTIONS: POLICY LOANS, AND SURRENDER AND PARTIAL WITHDRAWALS.")

o Surrenders. The Policy permits full surrender for the Cash Surrender Value. A Surrender Charge may be deducted upon full surrenders, partial withdrawals, and the amount of any reductions in Specified Amount of coverage. A Surrender Charge is applied for 12 Policy Years from the Policy Date of issue through the Insured's issue age 52, 11 years for issue age 53, 10 years at issue age 54, and 9 Policy Years from issue age 55 and higher. The Surrender Charge may be waived upon the occurrence of certain events. Once the Policy is surrendered, all coverage and other benefits under it cease and cannot be reinstated. (SEE "CHARGES AND FEES.") SURRENDERS MAY BE TAXABLE AND SUBJECT TO A PENALTY TAX.

o Federal Income Tax Consequences. Death benefits paid to the Beneficiary under a life insurance policy generally are not subject to Federal income tax. Under current law, undistributed increases in cash value of a life insurance contract generally are not taxable. Pre-death distributions (including partial withdrawals and loans) from a modified endowment contract are included in income on an income first basis, and a 10% penalty tax may be imposed on income distributed before the Policy Owner attains age 59 1/2. (SEE "TAX MATTERS.")

O       COMPARISON TO OTHER POLICIES AND OTHER INVESTMENTS
        In many respects the Policy is similar to fixed-benefit life insurance. Like fixed-benefit life insurance, the Policy offers a death benefit and provides a cash value, loan privileges and surrender values. The Policy is different from fixed-benefit life insurance in that the death benefit will in most cases, and the cash value ("Accumulation Value") will always, vary to reflect the investment experience of the selected Subaccounts of the Variable Account.

        The Policy is designed to provide insurance protection. Although the underlying mutual fund portfolios to which Accumulation Value may be allocated invest in securities similar to those in which mutual funds available directly to the public invest, in many ways the Policy differs from mutual fund investments. The main differences are:

o The Policy provides a death benefit based on our assumption of an actuarially calculated risk. o If the Policy's Accumulation Value (absent a Policy Loan) or Cash Surrender Value (if there is a
   Policy Loan) are not enough to pay a Monthly Deduction Amount, and any unpaid loan interest, and a grace period expires without a sufficient premium payment, the Policy will lapse with no value. (SEE "THE POLICY: LAPSE.") If the Policy lapses when Policy loans are outstanding, adverse tax consequences may result. (SEE "TAX MATTERS: TAX TREATMENT OF LOANS AND OTHER DISTRIBUTIONS.")
o In addition to sales charges, insurance-related charges not associated with mutual fund investments are deducted from values of the Policy. These charges include various insurance, risk, and expense charges. (SEE "CHARGES AND FEES.")
o United of Omaha, not the Policy Owner, owns the mutual fund shares. (SEE "OTHER INFORMATION: VOTING RIGHTS.")
o Federal income tax liability on any earnings on the mutual fund investment is deferred until you receive a distribution from the Policy. Transfers from one underlying fund portfolio to another are accomplished without tax liability under current law. (SEE "TAX MATTERS: LIFE INSURANCE QUALIFICATION.")
o Dividends and capital gains distributed by the underlying mutual funds are automatically reinvested and not currently taxable.
o Premature withdrawals may be taxable and subject to a 10% federal tax penalty. Also, Policy earnings that would be treated as capital gains in a mutual fund are treated as ordinary income,although such earnings are exempt from taxation if received as a death benefit or taxation is deferred until such earnings are ditributed during the insured's lifetime.(SEE "TAX MATTERS:
   TAX TREATMENT OF LOANS AND OTHER DISTRIBUTIONS.")

HOW THE POLICY OPERATES
        The following chart shows how the Policy operates. For more information, refer to specific sections of this prospectus.

                          O POLICY PREMIUM FLOW CHART
           ----------------------------------------------------------
                                PREMIUM PAYMENTS
                 o Minimum initial premium required is a planned
               premium to maintain the initial Specified Amount of
                 coverage until the next planned premium is due.
               Additional premium may be required to maintain the
                       minimum required Specified Amount.
                o Payments in addition to planned premiums may be
                 made, within limits. (SEE "PREMIUM PAYMENTS.")
           ----------------------------------------------------------

    ------------------------------------------------------------------------
                  DEDUCTIONS FROM PREMIUMS BEFORE ALLOCATION o
                      Premium Charges per premium payment:
                   o 3.75% for state and federal tax expenses.
                      o $2 for premium processing expenses.

    ------------------------------------------------------------------------

   -----------------------------------------------------------------------------
                             INVESTMENT OF PREMIUMS
       You direct the allocation of initial premiums and any additional payments among 23 Subaccounts of the Variable Account and the Fixed Account after the "Right to Examine" period. The Subaccounts invest in corresponding mutual funds. For information about premium allocation options, rules and limits, SEE "ALLOCATION OF PREMIUMS."
   -----------------------------------------------------------------------------

   -----------------------------------------------------------------------------
                             DEDUCTIONS FROM ASSETS
  o Monthly Deduction on the Monthly Deduction Date from Accumulation Value for:
         o 0.70% (annual rate calculated as a percentage of Accumulation Value) mortality and expense risk charge during Policy Years 1 through 10; 0.55% after Policy Year 10.
         o $7 administrative charge.
          A Cost of Insurance charge multiplied by the Net Amount at Risk.
          Rider Charges
   o  $10 transfer fee (first 12 transfers per Policy Year free).
   o  Investment   advisory   fees  and  fund expenses are  deducted
      from the assets of each Fund.
                            (SEE "CHARGES AND FEES.")
   -----------------------------------------------------------------------------

   -----------------------------------------------------------------------------
                               ACCUMULATION VALUE

    o Accumulation Value is equal to the initial premium and any additional premiums, as adjusted each day the New York Stock Exchange is open to reflect Subaccounts' investment experience, charges deducted and other Policy transactions (such as transfers and partial surrenders). The maximum loan amount is 100% of the Cash Surrender Values less interest to the end of the year, less one monthly deduction.

    o Accumulation Value may vary from day to day. There is no minimum guaranteed Accumulation Value. The Policy may lapse, subject to the No Lapse Period, even if there is no Policy loan. (SEE "THE POLICY: LAPSE AND GRACE PERIOD," "THE POLICY: NO LAPSE PERIOD," AND "DISTRIBUTIONS: POLICY LOANS.")

    o Accumulation Value can be transferred among the Subaccounts and the Fixed Account. SEE "ALLOCATION OF PREMIUM" for rules and limits. Policy loans reduce the amount available for allocations and transfers.

    o Dollar cost averaging and asset rebalancing programs are available. (SEE "ALLOCATION OF PREMIUM.")

    o Accumulation Value is the starting point for calculating certain values under a Policy, such as the Cash Surrender Value and the Death Benefit.
   -----------------------------------------------------------------------------

 ---------------------------------------------                 -------------------------------------------
          ACCUMULATION VALUE BENEFITS                                         DEATH BENEFITS

  o After the first Policy Year (Date of                        o Received income tax free to
    Issue in Indiana), loans may be taken                         Beneficiary.  (SEE "TAX MATTERS: LIFE
    for amounts up to 100% of Cash Surrender                      INSURANCE QUALIFICATION.")
    Value less interest to the end of the
    year less one monthly deduction at a net                    o Available as lump sum or under a
    annual interest rate charge of 2%.                            variety of payment options.
    Preferred loans are  available beginning
    in the tenth year and later (with a net                     o Two Death Benefit Options are
    interest rate charge of 0%).  SEE                             available:
    "DISTRIBUTIONS: POLICY LOANS"  for rules
    and limits.                                                   o  Option 1: Greater of (a) current
                                                                     Specified Amount; or (b)
 o  The Policy may be  surrendered in full at                        Accumulation  Value plus Corridor
    any time for its Cash Surrender Value, Amount.
    or part of the Accumulation Value may be
    withdrawn (after the first Policy                             o  Option 2: Accumulation Value plus
    Year).  (SEE "DISTRIBUTIONS; SURRENDER                           greater of (a) Specified Amount, or
    AND PARTIAL WITHDRAWALS.")  A Surrender                          (b) Corridor Amount.
    Charge, based upon age, sex, risk
    classes, and the amount of time you have                   o  Flexibility to change Death Benefit
    had your Policy may apply to any                              Option and Specified Amount.
    surrender, or reduction in Specified
    Amount for the first 12 Policy years.                      o  Rider benefits are available.
    (SEE "CHARGES AND FEES: SURRENDER
    CHARGE.")  Federal taxes and tax                           PROCEEDS PAID WOULD BE REDUCED BY ANY
    penalties may also apply.  (SEE "TAX                       POLICY LOAN BALANCE. (SEE
    MATTERS: TAX TREATMENT OF LOANS AND                        "DISTRIBUTIONS:  DEATH BENEFIT.")
    OTHER DISTRIBUTIONS.")

 o  Fixed and variable payment options are
 available.     (SEE "DISTRIBUTIONS: PAYMENT
 OPTIONS.")
 ---------------------------------------------                 -------------------------------------------


        For more detailed information about the Policy, please read the rest of this prospectus.

-----------------------------------------------------------
ABOUT US

        We are United of Omaha Life Insurance Company, a stock life insurance company organized under the laws of the State of Nebraska in 1926 as United Benefit Life Insurance Company. We changed to our current name in 1981. United of Omaha is a wholly owned subsidiary of Mutual of Omaha Insurance Company. We are principally engaged in the business of issuing life insurance policies, accident and health insurance, and annuity contracts in all States of the United States except New York, the District of Columbia, and in several foreign countries. As of December 31, 1996, United of Omaha had assets of over $7 billion.
   We may from time to time publish (in advertisements, sales literature and reports to Owners) the ratings and other information assigned to us by one or more independent rating organizations such as A.M. Best Company, Moody's, Standard & Poor's, and Duff & Phelps. The purpose of the ratings is to reflect our financial strength and/or claims-paying ability, and the ratings should not be considered as bearing on the investment performance of assets held in the Variable Account. Each year the A.M. Best Company reviews the financial status of thousands of insurers, culminating in the assignment of Best's Ratings. These ratings reflect A.M. Best Company's current opinion of the relative financial strength and operating performance of an insurance company in comparison to the norms of the life/health insurance industry. In addition, our claims-paying ability, as measured by Moody's Insurance Credit Report, Standard and Poor's Insurance Ratings Services, or Duff & Phelps may be referred to in such advertisements, sales literature, or reports. These ratings are opinions regarding an operating insurance company's financial capacity to meet the obligations of its insurance and annuity policies in accordance with their terms. Such ratings do not reflect the investment performance of the Variable Account or the degree of risk associated with an investment in the Variable Account.

-----------------------------------------------------------
ALLOCATION OF PREMIUMS

     You may allocate all or a part of your Policy premium to one of the twenty-three Series Fund Portfolios currently available through the Variable Account, to the Fixed Account, or to a combination of these. Allocations must be in whole percentages and total 100%. The investment results of each Portfolio, whose investment objectives are described below, are likely to differ significantly. You should consider carefully, and on a continuing basis, which Portfolio or combination of Portfolios and the Fixed Account is best suited to your long-term investment objectives.

     THE VARIABLE ACCOUNT
        The Variable Account established for the purpose of providing variable options to fund the Policy is United of Omaha Separate Account B. Amounts allocated to the Variable Account are invested exclusively in shares of a Portfolio of one of the Series Funds. Each Series Fund is an open-end management investment company whose shares are purchased by the Variable Account to fund the benefits provided by the Policy. The Series Fund Portfolios currently available under the Variable Account, including their investment objectives and their investment advisers, are described briefly in this Prospectus. Complete descriptions of each Portfolio's investment objectives, restrictions, and risks and other material information relating to an investment in the Portfolio are contained in the prospectuses for each of the Series Funds which accompany this Prospectus.
     United of Omaha Separate Account B was established pursuant to an August 27, 1996, resolution of our Board of Directors. Under Nebraska Insurance Law, the income, gains or losses, realized or unrealized, from assets allocated to the Variable Account are credited to or charged against the Variable Account, without regard to other income, gains, or losses of United of Omaha. These assets are held by us for our variable life insurance policies. Any and all distributions made by the Series Funds with respect to the shares held by the Variable Account will be reinvested in additional shares at net asset value. The assets maintained in the Variable Account will not be charged with any liabilities arising out of any other business conducted by us. We are, however, responsible for meeting the obligations under the Policy to you.
     No stock certificates are issued to the Variable Account for shares of the Series Funds held in the Variable Account. We own the Series Funds shares for the Variable Account.
     The Variable Account is registered with the Securities and Exchange Commission ("SEC") as a unit investment trust under the Investment Company Act of 1940 and meets the definition of separate account under federal securities laws. However, the SEC does not supervise the management or the investment practices or policies of the Variable Account. We do not guarantee the Variable Account's investment performance.

VARIABLE ACCOUNT PORTFOLIOS

     ALGER AMERICAN FUND - ALGER AMERICAN GROWTH PORTFOLIO -- seeks long-term capital appreciation by investing in a diversified portfolio of equity securities, primarily of companies with total market capitalization of $1 billion or greater. (1)

     ALGER AMERICAN FUND - ALGER AMERICAN SMALL CAPITALIZATION PORTFOLIO -- seeks long-term capital appreciation by investing in a diversified portfolio of equity securities, primarily of smaller, newer companies with total market capitalization of less than $1 billion. The securities of such companies may have limited marketability and may be subject to more abrupt or erratic price changes than securities of larger, more established companies or the market averages in general.(1) (*)

     INSURANCE MANAGEMENT SERIES - FEDERATED PRIME MONEY FUND II PORTFOLIO -- invests in money market instruments maturing in thirteen months or less to achieve current income consistent with stability of principal and liquidity. The Portfolio attempts to maintain a stable net asset value of $1.00 per share, but there can be no assurance the Portfolio will be able to do so.
    (2)

     INSURANCE MANAGEMENT SERIES - FEDERATED FUND FOR U.S. GOVERNMENT SECURITIES II PORTFOLIO -- seeks current income by investing in a diversified portfolio limited to U.S. government securities. (2)

     FIDELITY  VARIABLE  INSURANCE  PRODUCTS  FUND II -  FIDELITY  VIP II  ASSET
    MANAGER: GROWTH PORTFOLIO -- seeks to obtain high total return with reduced risk over the long-term by allocating its assets among stocks, bonds, and short-term fixed-income instruments. Although the Portfolio seeks to reduce its overall risk by diversifying among different types of investments, the fund aggressively invests in a wide variety of security types, including stocks and bonds issued in developing countries and derivative transactions. The Portfolio spreads investment risk by limiting its holdings in any one company or industry.(3, 4) (*)

     FIDELITY VARIABLE INSURANCE PRODUCTS FUND - FIDELITY VIP EQUITY-INCOME PORTFOLIO -- seeks reasonable income by investing mainly in income-producing equity securities. In selecting investments, the Portfolio also considers the potential for capital appreciation. The Portfolio seeks to achieve a return that surpasses that of the S&P 500. The Portfolio does not expect to invest in debt securities of companies that do not have proven earnings or credit.(3)

     FIDELITY VARIABLE INSURANCE PRODUCTS FUND II - FIDELITY CONTRAFUND PORTFOLIO -- seeks to increase the value of the Portfolio over the long term by investing in securities of companies that are undervalued or out-of-favor. This strategy can lead to investments in domestic or foreign companies, many of which may not be well known. The stocks of small companies often involve more risk than those of larger companies. The Portfolio may use various investment techniques to hedge the Portfolio's risk, but there is no guarantee that these strategies will work as intended.(3) (*)

    FIDELITY VARIABLE INSURANCE PRODUCTS FUND II - FIDELITY INDEX 500 PORTFOLIO -- seeks to match the total return of the S&P 500 while keeping expenses low. The Portfolio utilizes a "passive" or "indexing" approach and tries to allocate its assets similarly to those of the index. Normally 80% (65% if fund assets are below $20 million) of the fund's assets are invested in equity securities of companies that compose the S&P 500. The Standard & Poor's Corporation is neither an affiliate nor a sponsor of the fund.

     MFS VARIABLE INSURANCE TRUST - MFS EMERGING GROWTH PORTFOLIO -- seeks to provide long-term growth of capital through investing primarily in common stocks of emerging growth companies, which involves greater risk than is customarily associated with investments in more established companies. The Portfolio may invest to a limited extent in lower rated fixed income securities or comparable unrated securities.(5) (*)

     MFS VARIABLE INSURANCE TRUST - MFS HIGH INCOME PORTFOLIO -- seeks high current income by investing primarily in a diversified portfolio of fixed income securities, some of which may involve equity features. The Portfolio may invest in lower rated fixed income securities or comparable unrated securities.(5) (*)

     MFS VARIABLE INSURANCE TRUST - MFS RESEARCH PORTFOLIO -- seeks to provide long-term growth of capital and future income by investing a substantial portion of its assets in the common stocks or securities convertible into common stocks of companies believed to possess better than average prospects for long-term growth. No more than 5% of the Portfolio's convertible securities, if any, will consist of securities in lower rated categories or securities believed to be of similar quality to lower rated securities. The Portfolio may invest to a limited extent in lower rated fixed income securities or comparable unrated securities.(5) (*)

    MFS VARIABLE INSURANCE TRUST - MFS VALUE SERIES PORTFOLIO -- seeks capital appreciation by investing primarily in common stocks, including to a limited extent foreign securities which are not traded on a U.S. exchange. The Portfolio may invest to a limited extent in lower rated fixed income securities or comparable unrated securities. (5) (*)

     MFS VARIABLE INSURANCE TRUST - MFS WORLD GOVERNMENT PORTFOLIO -- seeks preservation and growth of capital, together with moderate current income by investing its assets in an internationally diversified portfolio consisting primarily of debt securities and, to a lesser extent, equity securities. The Portfolio investments are expected to consist primarily of securities which are of relatively high quality and minimal credit risk. However, an error of judgment in selecting a currency or an interest rate environment could result in a loss of capital, and a held security whose quality deteriorates significantly will be sold only if the Portfolio investment adviser believes it is advantageous to do so. (5)

    PIONEER VARIABLE CONTRACTS TRUST - PIONEER CAPITAL GROWTH PORTFOLIO -- seeks capital appreciation by investing in a diversified portfolio of securities consisting primarily of common stocks.(6)

    PIONEER VARIABLE CONTRACTS TRUST - PIONEER REAL ESTATE PORTFOLIO -- seeks long-term growth of capital by investing primarily in securities of real estate investment trusts (REITs) and other real estate industry companies. Current income is the Portfolio's secondary investment objective.(6)

    SCUDDER VARIABLE LIFE INVESTMENT FUND - SCUDDER GLOBAL DISCOVERY PORTFOLIO -- seeks above-average capital appreciation over the long term by investing primarily in the equity securities of small companies located throughout the world, including to a limited extent in lower rated fixed income securities or comparable unrated securities. Since the Portfolio normally will invest in both U.S. and foreign securities markets, changes in the Portfolio's unit value may have a low correlation with movements in the U.S. markets. (7)(*)

    SCUDDER VARIABLE LIFE INVESTMENT FUND - SCUDDER GROWTH & INCOME PORTFOLIO -- seeks long term growth of capital, current income and growth of income by investing primarily in common stocks, preferred stocks, and securities convertible into common stocks of companies which offer the prospect for growth of earnings while paying higher than average current dividends. (7)

     SCUDDER VARIABLE LIFE INVESTMENT FUND - SCUDDER INTERNATIONAL PORTFOLIO -- seeks long-term growth of capital primarily through diversified holdings of marketable foreign equity investments. The Portfolio invests in companies, wherever organized, which do business primarily outside the United States. The Portfolio intends to diversify investments among several countries, and does not intend to concentrate investments in any particular industry.
    (7)

     T. ROWE PRICE EQUITY SERIES, INC. - T. ROWE PRICE EQUITY INCOME PORTFOLIO -- Seeks to provide substantial dividend income and also capital appreciation by investing primarily in dividend-paying common stocks of established companies.(9)

     T. ROWE PRICE INTERNATIONAL SERIES, INC. - T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO -- seeks a total return on its assets from long-term growth of capital and income, by investing substantially all of its assets in common stocks of established non-U.S. companies. (8)

     T. ROWE PRICE FIXED INCOME SERIES, INC. - T. ROWE PRICE LIMITED-TERM BOND PORTFOLIO -- seeks a high level of income consistent with modest price fluctuation by investing primarily in investment grade debt securities. (9)

     T. ROWE PRICE EQUITY SERIES, INC. - T. ROWE PRICE NEW AMERICA GROWTH PORTFOLIO -- seeks long-term growth of capital through investments primarily in common stocks of U.S. growth companies which operate in service industries believed to be above-average performers in their fields. Total return will consist primarily of capital appreciation or depreciation. (9)

     T. ROWE PRICE EQUITY SERIES, INC. - T. ROWE PRICE PERSONAL STRATEGY BALANCED PORTFOLIO -seeks the highest total return over time consistent with an emphasis on both capital appreciation and income. There are no limitations on market capitalization or types of stock the Portfolio can hold. While bond holdings are primarily investment grade, the Portfolio can also invest in more volatile below-investment grade bonds.(9) (*)


         INVESTMENT ADVISERS AND SUBADVISERS OF THE SERIES FUNDS:
        (1)    Fred Alger Management, Inc.
        (2)    Federated Advisors.
        (3)    Fidelity Management & Research Company.
        (4)    Fidelity  Investment  Management  and Research  (U.K.) Inc.,  and
               Fidelity  Management  and  Research  Far  East  Inc.,   regarding
               research and investment recommendations with respect to companies based outside the United States.
        (5)    Massachusetts Financial Services Company.
        (6)    Pioneer Fund Group.
        (7)    Scudder, Stevens & Clark, Inc.
        (8) Rowe Price-Fleming International, Inc., a joint venture between T. Rowe Price Associates, Inc. and Robert Fleming Holdings Limited.
        (9)    T. Rowe Price Associates, Inc.
-----------------
(*) THESE PORTFOLIOS' INVESTMENT STRATEGIES MAY PROVIDE THE OPPORTUNITY FOR HIGHER THAN AVERAGE RETURNS BY INVESTING IN SECURITIES WITH HIGHER THAN AVERAGE RISK, SUCH AS LOWER RATED AND UNRATED DEBT AND COMPARABLE EQUITY INSTRUMENTS. PLEASE CONSULT EACH PORTFOLIO'S PROSPECTUS ACCOMPANYING THIS PROSPECTUS FOR MORE INFORMATION ABOUT THE RISK ASSOCIATED WITH SUCH INVESTMENTS.

        THERE IS NO ASSURANCE THAT ANY PORTFOLIO WILL ACHIEVE ITS STATED OBJECTIVE. MORE DETAILED INFORMATION, INCLUDING A DESCRIPTION OF EACH PORTFOLIO'S INVESTMENT OBJECTIVE AND POLICIES AND A DESCRIPTION OF RISKS INVOLVED IN INVESTING IN EACH OF THE PORTFOLIOS AND OF EACH PORTFOLIO'S FEES AND EXPENSES, IS CONTAINED IN THE PROSPECTUS FOR THE PORTFOLIO, CURRENT COPIES OF WHICH ACCOMPANY THIS PROSPECTUS. INFORMATION CONTAINED IN THE PROSPECTUSES SHOULD BE READ CAREFULLY BEFORE INVESTING IN A PORTFOLIO OF THE VARIABLE ACCOUNT.

        An investment in the Variable Account, or in any Portfolio, including the Money Market Portfolio, is not insured or guaranteed by the U.S. Government, and there is no assurance that the Money Market Portfolio will be able to maintain a stable net asset value per share.

ADDITION, DELETION OR SUBSTITUTION OF INVESTMENTS
        We do not control the Portfolios and cannot and do not guarantee that any of the Portfolios will always be available for Premium allocations or Accumulation Value transfers. We retain the right, subject to any applicable law, to make certain changes in the Variable Account and its investments. We reserve the right to eliminate the shares of any Portfolio held by a Subaccount and to substitute shares of another Portfolio, or of another registered open-end management investment company for the shares of any Portfolio, if the shares of the Portfolio are no longer available for investment or if, in our judgment, investment in any Portfolio would be inappropriate in view of the purposes of the Variable Account. To the extent required by the 1940 Act, substitutions of shares attributable to your interest in a Subaccount will not be made without prior notice to you and the prior approval of the SEC. If required, approval of or change of any investment policy will be filed with the Insurance Department of any State in which the Policy is sold.
        New Subaccounts may be established, or existing Subaccounts eliminated, when, in our sole discretion, marketing, tax, investment or other conditions warrant such a change. If a Subaccount is eliminated, we will notify you and request a reallocation of the amounts invested in the eliminated Subaccount. If you do not reallocate these amounts, we will reinvest them in the Subaccount that invests in the Money Market Portfolio (or in a similar portfolio of money market instruments).
        In the event of any such substitution or change, we may make changes in the Policy as may be necessary or appropriate to reflect such substitution or change. Furthermore, the Variable Account may be (i) operated as a management company under the 1940 Act or any other form permitted by law, (ii) deregistered under the 1940 Act in the event such registration is no longer required or (iii) combined with one or more other separate accounts. To the extent permitted by applicable law, we also may transfer the assets of the Variable Account associated with the Policies to another account or accounts.

O       THE FIXED ACCOUNT
        This Prospectus is intended to serve as a disclosure document only for the Policy and the Variable Account. For complete details regarding the Fixed Account, see the Policy itself.
        PREMIUM ALLOCATED AND AMOUNTS TRANSFERRED TO THE FIXED ACCOUNT BECOME PART OF THE GENERAL ACCOUNT ASSETS OF UNITED OF OMAHA. INTERESTS IN THE GENERAL ACCOUNT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE "1933 ACT"), NOR IS THE GENERAL ACCOUNT REGISTERED AS AN INVESTMENT COMPANY UNDER THE 1940 ACT. ACCORDINGLY, NEITHER THE GENERAL ACCOUNT NOR ANY INTERESTS THEREIN IS GENERALLY SUBJECT TO THE PROVISIONS OF THE 1933 OR 1940 ACTS, AND WE HAVE BEEN ADVISED THAT THE STAFF OF THE SECURITIES AND EXCHANGE COMMISSION HAS NOT REVIEWED THE DISCLOSURES IN THIS PROSPECTUS WHICH RELATE TO THE FIXED ACCOUNT.
        The Fixed Account includes all our assets except those segregated in the Variable Account or in any other separate investment account. You may allocate Premium to the Fixed Account or transfer amounts from the Variable Account to the Fixed Account. Instead of you bearing the investment risk, as is the case for Accumulation Value in the Variable Account, we bear the full investment risk for all Accumulation Value in the Fixed Account. We have sole discretion to invest the assets of our general account, including the Fixed Account, subject to applicable law.
        We guarantee to credit interest to amounts in the Fixed Account at an effective rate of at least 4% per year. (After the expense charge is applied, the net effective rate is 3.3% for Policy years 1-10, and 3.45% for Policy years 11 and subsequent. We may, in our sole discretion, credit amounts in the Fixed Account with interest at a current interest rate in excess of 4%.) Only one transfer out of the Fixed Account is allowed each Policy Year. (This limit does not apply under the Dollar Cost Averaging or Asset Allocation programs). Moreover, the maximum amount that can be transferred out of the Fixed Account during any Policy Year is 10% of Fixed Accumulation Value on the date of the transfer. No charge is imposed on such transfers. We reserve the right to modify transfer privileges at any time. (SEE "ALLOCATION OF PREMIUM: TRANSFERS.") Partial withdrawals from the Fixed Account are limited to a pro rata amount (with withdrawals from the Variable Account). Withdrawals and transfers from the Fixed Account may be delayed for up to six months, and withdrawals may be subject to a Surrender Charge. (SEE "CHARGES AND FEES: SURRENDER CHARGES.")
 For purposes of crediting interest, the most recent payment or transfer into the Fixed Account, plus interest allocable to that payment or transfer, is considered to be withdrawn or transferred out last; the next most recent payment plus interest is considered to be transferred out next, and so on (this is a "last-in, first-out" procedure).
        We guarantee that, upon Death or the Policy Maturity Date, the amount in your Fixed Account will be not be less than the amount of Premium allocated or Accumulation Value transferred to the Fixed Account, plus interest at an effective rate of 4% per year, plus any excess interest credited to amounts in the Fixed Account, less that part of the Monthly Deduction allocable to the Fixed Account and less any amounts deducted from the Fixed Account in connection with partial withdrawals (including any Surrender Charges) or transfers to the Variable Account or to the Loan Account.

        WE HAVE COMPLETE AND SOLE DISCRETION TO DETERMINE THE CURRENT INTEREST RATES OF THE FIXED ACCOUNT. WE CANNOT PREDICT OR GUARANTEE THE LEVEL OF FUTURE CURRENT INTEREST RATES OF THE FIXED ACCOUNT, EXCEPT TO GUARANTEE THAT FUTURE
CURRENT INTEREST RATES WILL NOT BE BELOW AN EFFECTIVE RATE OF 3.3% PER YEAR COMPOUNDED ANNUALLY. YOU BEAR THE RISK THAT CURRENT INTEREST RATES OF THE FIXED ACCOUNT WILL NOT EXCEED AN EFFECTIVE RATE OF 3.3% PER YEAR.

O       TRANSFERS
        Subject to the limitations and restrictions described below, transfers out of a Subaccount of the Variable Account may be made any time after the Right to Examine period and prior to death or the Policy Maturity Date, by sending written notice, signed by you, to us. Transfers also may be requested by telephone, subject to the provisions described below under "THE POLICY:
TELEPHONE TRANSACTIONS." We reserve the right, at any time and without notice to any party, to modify the transfer privileges under the Policy. Transfers are effective on the date we receive your request.
        After the Right to Examine period, you can transfer Accumulation Value from one Subaccount of the Variable Account to another, or from the Variable Account to the Fixed Account or from the Fixed Account to any Subaccount of the Variable Account within certain limits. Transfers out of a Subaccount currently may be made as often as you wish (we reserve the right to limit or restrict transfers in the future or to eliminate the transfer privilege). We reserve the right to restrict transfers from the Variable Account to the Fixed Account of amounts previously transferred from the Fixed Account for up to six months.
        A transfer fee of $10 may be imposed for any transfer in excess of 12 per Policy Year. The transfer fee is deducted from the amount transferred. The first 12 transfers each Policy year are free.
        Transfers from the Fixed Account currently may be made only once each Policy Year. Transfers from the Fixed Account do not count toward the 12 free transfer limit described above, and no transfer charge will be imposed on transfers from the Fixed Account. Moreover, the maximum amount that can be transferred out of the Fixed Account during any Policy Year is 10% of the Fixed Accumulation Value on the date of the transfer.

        The Policy is designed as a long-term investment to provide death benefit protection, and may also be used as a part of your retirement or other financial planning. The Policy is not intended for active trading or "market timing." Excessive transfers could harm other Policy Owners by having a detrimental effect on portfolio management (which could occur, for example, if it caused excessive commission expense or caused the manager to keep higher cash reserves than otherwise). Therefore, we reserve the right to limit the number of transfers from the Subaccounts of the Variable Account and the Fixed Account if:
(a) we believe that excessive trading by the Policy Owner or a specific transfer request would have a detrimental effect on Accumulation Value or the share prices of the Portfolios; or (b) we are informed by one or more of the Portfolios that the purchase or redemption of shares is to be restricted because of excessive trading or a transfer or group of transfers is deemed to have a detrimental effect on share prices of one or more Portfolios or the Variable Account.
        Where permitted by law, we may accept your authorization of third party transfers on your behalf, subject to our rules. We may suspend or cancel such acceptance at any time. For example, third party transfers on by "market timers" could be suspended if they cause harm to other Policy Owners. We will notify you of any such suspension or cancellation. We may restrict the availability of Subaccounts and the Fixed Account for Transfers during any period in which you authorize such third party to act on your behalf. We will give you prior notification of any such restrictions. However, we will not enforce such restrictions if we are provided with satisfactory evidence that: (a) such third party has been appointed by a court of competent jurisdiction to act on your behalf; or (b) such third party has been appointed by you to act on your behalf for all your financial affairs.

O       DOLLAR COST AVERAGING
        Dollar cost averaging is a process whose objective is to shield investments from short term price fluctuations. Since the same dollar amount is transferred to selected Subaccounts each month, over time more purchases of Portfolio shares are made when the value of those shares is low, and fewer shares are purchased when the value is high. As a result, a lower than average cost of purchases may be achieved over the long term. While this process allows you to take advantage of investment price fluctuations, it does not assure a profit or protect against a loss in declining markets.
        Our dollar cost averaging program allows you to automatically transfer, on a periodic basis, a predetermined amount or percentage specified by you from any one Subaccount or the Fixed Account to any Subaccount(s) of the Variable Account. The automatic transfers can occur monthly, quarterly, semi-annually, or annually, and the amount transferred each time must be at least $100 and must be $50 per Subaccount. At the time the program begins, there must be at least $5,000 of Accumulation Value in the applicable Subaccount or the Fixed Account being transferred from. If transfers are made from the Fixed Account, the maximum periodic transfer amount is 10% of that account's value at the time of election, or a sufficient amount to provide transfers for 10 months. There is no maximum transfer amount requirement out of the Subaccounts of the Variable Account.
        You can request participation in the Dollar Cost Averaging program when purchasing the Policy or at a later date. Transfers will begin on the first or 15th day (or, if not a Valuation Date, the next following Valuation Date) of the month, as specified by you, during which the request is processed. You can specify that only a certain number of transfers will be made, in which case the program will terminate when that number of transfers has been made. Otherwise, the program will terminate when the amount remaining in the applicable Subaccount or, if applicable, the Fixed Account, is less than $500.
        You can increase or decrease the amount or percentage of the transfers or discontinue the program by notifying us of the change. There is no charge for participation in this program.

O       ASSET ALLOCATION PROGRAM
        Under the Asset Allocation Program, you can instruct us to allocate premium and Accumulation Value among the Subaccounts of the Variable Account and the Fixed Account pursuant to allocation instructions you specify or recommended by us and approved by you. We will rebalance your Policy's assets on a quarterly, semi-annual or annual basis, as specified by you, to ensure conformity with your allocation instructions. Such asset rebalancing is intended to transfer cash value from Subaccounts that have increased in value to those that have declined, or not increased as much, in value. Over time, this method of investing may help you to "buy low and sell high," although there can be no assurance this objective will be achieved.
        Transfers of Accumulation Value made pursuant to this program will not be counted in determining whether the Transfer Fee applies. At the time the program begins, there must be at least $10,000 of Accumulation Value under the Policy.
        You can request participation in the Asset Allocation Program when purchasing the Policy or at a later date. You can change your allocation percentage or discontinue the program by notifying us of the change. There is no charge for participation in this program.

-----------------------------------------------------------
THE POLICY

O       POLICY APPLICATION AND ISSUANCE
        To purchase a Policy, you must submit an application and provide evidence of insurability of the proposed Insured. The initial premium also must be paid before we will issue the Policy. We will not issue a Policy if the Insured is older than age 90. Before accepting an application, we conduct underwriting to determine insurability. We reserve the right to reject an application or premium for any reason. If a Policy is not issued, we will return any premium payment you submitted. If a Policy is issued, it will be effective on the date of issue.

O       PREMIUM PAYMENTS
        The Policy is designed to provide you with life insurance protection and flexibility with the amount and frequency of premium payments and the level of life insurance proceeds payable under the Policy. The minimum initial premium required is a planned premium to maintain an initial Specified Amount of coverage until the next planned premium is due. Your initial premium will be credited to the Policy on the date the Policy is issued. Premiums will be allocated to the Money Market portfolio until the end of the Right to Examine period. You may purchase a Policy with the proceeds of another life insurance policy, provided that the applicable application forms are completed. IT MAY NOT BE ADVANTAGEOUS TO REPLACE EXISTING INSURANCE WITH A POLICY.
        After the first premium payment, you must only make premium payments as necessary to maintain the Specified Amount of coverage that you purchased. Planned premiums may be paid annually, semiannually, or at other intervals we offer. Beginning with the second Policy Year, you may change the planned premium once each year, subject to our approval. The planned premium is flexible.
        Additional payments that increase the Specified Amount may be made until the Insured attains age 90, subject to our underwriting requirements and our approval.
        We reserve the right to limit premiums or refund any values in order to qualify this policy as life insurance under the Internal Revenue Code of 1986, as amended. If additional Premium is accepted, we will credit it to your Policy's Accumulation Value pursuant to your current accumulation instructions, unless you provide other instructions as of the date underwriting was completed.

O       ACCUMULATION VALUE
        On the date of issue the Accumulation Value equals the initial net premium less the Monthly Deduction for the first month. The net premium is the premium less the premium charges for tax and premium processing expenses. On any Monthly Deduction Date after the date of issue the Accumulation Value equals:

        (a)  the  total  of  the  values  in  each  Subaccount;   plus
        (b)  the accumulation value of the Fixed Account; plus
        (c) the accumulation value of the loan  Account;  less
        (d) the  Monthly  Deduction  for the current month.

        The value for each Subaccount equals:

        (a) the current  number of  Accumulation  Units;  multiplied  by
        (b) the current unit value.

        Each net premium allocated to the Variable Account is converted into Accumulation Units. This is done by dividing the net premium by the Accumulation Unit value for the Valuation Period during which the net premium is allocated to the Variable Account. The initial Accumulation Unit value for each Subaccount was set when the Subaccount was established. The unit value may increase or decrease from one Valuation Date to the next.

        The Accumulation Unit value for a Subaccount on any Valuation Date is calculated as follows:

    (a) the Net Asset Value Per Share of the Portfolio multiplied by the number of shares held in the Subaccount, before the purchase or redemption of any shares on that date; divided by
    (b) the total number of Accumulation Units held in the Subaccount on the Valuation Date, before the purchase or redemption of any shares on that date.

        The Accumulation Value of the Fixed Account on any Monthly Deduction Date before deducting the Monthly Deduction equals:

        (a) the value as of the last Monthly  Deduction  Date;  plus
        (b) any net premiums  credited since the last Monthly  Deduction  Date;
            plus
        (c) any transfers from the Subaccounts to the Fixed Account since the last Monthly Deduction Date; plus
        (d) any transfers from the Loan Account to the Fixed Account since the last Monthly Deduction Date; less
        (e) any transfers from the Fixed Account to the Subaccounts since the last Monthly Deduction Date; less
        (f) any transfers from the Fixed Account to the Loan Account since the last Monthly Deduction Date; less
        (g) any partial withdrawals and surrender charge taken from the Fixed Account since the last Monthly Deduction Date; plus
        (h) interest credited on the balance.

        The Cash Surrender Value is the Accumulation Value less any outstanding Policy loans and unpaid loan interest and less any applicable Surrender Charge.

O       LAPSE
        If there is no outstanding Policy loan, the Policy will lapse if, on a Monthly Deduction Date, the Accumulation Value is not enough to cover the Monthly Deduction due on that date (subject to the No-Lapse Provision), and a grace period expires without a sufficient premium payment. If there is an outstanding loan, the Policy will lapse on any Monthly Deduction Date when the Cash Surrender Value is insufficient to cover the Monthly Deduction and any loan interest due on that date (subject to the No-Lapse Provision), and a grace period expires without a sufficient premium payment. A lapse of the Policy may result in adverse tax consequences.

O       GRACE PERIOD
        If there is no outstanding policy loan, the grace period will begin on any Monthly Deduction Date when the Accumulation Value is not enough to pay the Monthly Deduction, subject to the NO-LAPSE PERIOD provision. If there is an outstanding policy loan, the grace period will begin on any Monthly Deduction Date when the cash surrender value is not enough to pay the Monthly Deduction and any loan interest due, subject to the NO-LAPSE PERIOD provision.
        We will allow 61 days from the start of the grace period for the payment of an amount large enough to pay all unpaid Monthly Deductions and unpaid loan interest. This policy will remain in force during the grace period. If the payment is not received by the end of the grace period, this policy will lapse as of the first day of the grace period. If the death of the Insured occurs on the Monthly Deduction Date or during the grace period, any past due Monthly Deductions and unpaid loan interest will be deducted in determining the death benefit.
        Insurance coverage continues during the grace period, but the Policy will be deemed to have no Accumulation Value for purposes of Policy loans, surrender and withdrawals.

O       NO-LAPSE PERIOD
        The Policy contains a provision that can prevent it from lapsing, even if the cash surrender value is insufficient to pay the monthly deduction, if certain conditions are met. This provision applies only if:

    (a) either the minimum monthly premium or the lifetime monthly premium requirement has been met; and
    (b) the policy has never been reinstated; and
    (c) no Additional Insured Term Insurance Rider covering the Insured is attached.

The minimum monthly premium per $1,000 of Specified Amount and the minimum No-Lapse Period are shown on the policy data pages. If you meet the minimum monthly premium requirement, then the policy will not lapse during the minimum No-Lapse Period, if applicable.

The minimum monthly premium requirement is met on any Monthly Deduction Date when the total premiums paid since the policy's date of issue, less any partial withdrawals accumulated at 4% interest and less any outstanding policy loan, equals or exceeds the minimum monthly premium accumulated at 4% interest.

The lifetime monthly premium per $1,000 of Specified Amount and the lifetime No-Lapse Period are shown on the policy data pages. If you meet the lifetime monthly premium requirement, then the policy will not lapse during the lifetime No-Lapse Period, if applicable.

The lifetime monthly premium requirement is met on any Monthly Deduction Date when the sum of premiums paid since the policy's date of issue, less any partial withdrawals accumulated at 4% interest and less any outstanding policy loans, equals or exceeds the lifetime monthly premium accumulated at 4% interest.

O       TELEPHONE TRANSACTIONS
     You may make transfers, partial withdrawals, and/or change the allocation of subsequent Premium payments, by telephone if you previously authorized telephone transactions in writing to us. We will not be liable for following instructions communicated by telephone that we believe to be genuine. However, we will employ reasonable procedures to confirm that instructions communicated by telephone are genuine. If we fail to do so, we may be liable for any losses due to unauthorized or fraudulent instructions. All telephone requests will be recorded on voice recorder equipment for your protection. When making telephone requests, you will be required to provide your social security number and/or other information for identification purposes.
     Telephone requests must be received by us no later than the close of the New York Stock Exchange ("NYSE")(usually 3:00 p.m. Central time) in order to be processed that day. Telephone transfer requests received later will be processed the next day the NYSE is open. The telephone transaction privilege may be discontinued at any time as to some or all Policy Owners.

O    MATURITY DATE
     The Policy's maturity date is the Policy Anniversary next following the Insured's 100th birthday. On the maturity date we will pay you the Policy's Accumulation Value (less any outstanding Policy loans and unpaid loan interest), if (a) the Insured is then living; (b) this Policy is in force; and (c) coverage beyond maturity is not elected. There may be little or no cash surrender value at that time. The Policy may terminate prior to the maturity date if the premiums paid and Accumulation Value are insufficient to continue this Policy in force.

O       COVERAGE BEYOND MATURITY
     Within thirty days of the maturity date of this policy, you may elect to continue the policy in force beyond the maturity date. The election must be made by written request. The following will apply:

    (a) The allocation of the Accumulation Value to the Subaccounts and the Fixed Account will be maintained according to your instructions;
    (b) The cost of insurance  charge will be zero;
    (c) The risk charge will be zero;
    (d) The  administrative charge  will  be  zero;
    (e) The  corridor percentage  will be fixed at 1% ;
    (f) The death benefit option will be fixed at Option 1;
    (g) Any riders  attached to the policy that are then in force will end;
    (h) The Insured's date of death will be considered this policy's maturity date.

All other rights and benefits as described in the policy will be available during the lifetime of the Insured, except that we will not accept any additional premium payments after coverage beyond maturity has been elected. The tax consequences associated with extending coverage beyond maturity are unclear and a tax advisor should be consulted before mailing such an elections.


-----------------------------------------------------------
DISTRIBUTIONS

O       POLICY LOANS
         After the first Policy Year (from the Date of Issue in Indiana), you may obtain a loan for up to 100% of the Cash Surrender Value less loan interest to the end of the Year and less one monthly deduction. This Policy must be assigned to us as sole security for the loan. We will transfer all loan amounts from the Fixed Account and the Subaccounts to the Loan Account. The amounts will be transferred on a pro rata basis.
        Loan interest is payable at a rate of 5.7% in advance (6.0% effective annual rate). Interest is due on each Policy Anniversary. If the interest is not paid when due, we will transfer an amount equal to the unpaid loan interest from the Fixed Account and the Subaccounts, to the Loan Account on a pro rata basis. We will credit 4% interest to any amounts in the Loan Account, except amounts equal to a Preferred Loan as described below, for a net annual Loan interest rate of 2%.
        The death benefit will be reduced by the amount of any loan outstanding on the date of the Insured's death. We may defer making a loan for six months unless the loan is to pay premiums to us.
       A Preferred Loan is available on existing and new loans beginning in the 10th Policy Year. A Preferred Loan will be credited with 6% interest, for a net annual Preferred Loan interest rate of 0%. It is unclear whether a Preferred Loan will be respected for tax purposes, and a tax advisor should be consulted before effecting such a Preferred Loan.

       All or part of a loan may be repaid at any time while the Policy is in force. The amount of a loan repayment will be deducted from the Loan Account and will be allocated among the Fixed Account and the Subaccounts in the same percentages as the Accumulation Value on the date repayment. You should identify any payment intended to reduce a loan as a loan repayment; otherwise, it will be added to the Accumulation Value (i.e., treated as a premium).

O       SURRENDER
        While the Insured is alive, you may terminate this Policy for its Cash Surrender Value. If you request a cash surrender, the Policy must be returned to us to receive the Cash Surrender Value
        With  regard  to  amounts  allocated  to the  Fixed  Account,  the  Cash
Surrender Value will be equal to or greater than the minimum Cash Surrender Values required by the State in which this Policy was delivered. The value is based on the Commissioners 1980 Standard Mortality Table, the insured's age at last birthday, with interest at 4%. Also, Surrenders are taxable and a 10% federal tax penalty may apply. (SEE "TAX MATTERS.") A SURRENDER CHARGE MAY BE DEDUCTED FROM THE ACCUMULATION VALUE. We may defer payment of a cash surrender from the Fixed Account for up to six months.

o       PARTIAL WITHDRAWALS
        After the first Policy Year, you may withdraw part of the Accumulation Value. A surrender charge may be deducted from the accumulation value. Withdrawals from the Fixed Account are made beginning with the most recent Premium payment. (SEE "ALLOCATION OF PREMIUMS: THE FIXED ACCOUNT.") The minimum partial withdrawal amount is $250. The maximum partial withdrawal amount is an amount such that the remaining cash surrender value is not less than $500 and the Specified Amount is not less than $100,000 in Policy years one through five or not less than $50,000 thereafter.
    If Death Benefit Option 1 is in effect, the following will apply for each partial withdrawal:

    (a) the current Specified Amount will be reduced by the amount of the withdrawal; and
    (b) the Accumulation Value will be reduced by:
         (1) the amount of the withdrawal; and
         (2) the  surrender  charge   applicable  to  the  decrease  in  current
             Specified Amount, as described in the SURRENDER CHARGE provision.

    We will send you an amendment showing the current Specified Amount after the withdrawal.

    If Death Benefit Option 2 is in effect, the Accumulation Value will be reduced by the amount of the withdrawal.

        The amount of cash withdrawal requested and any surrender charge will be deducted from the Accumulation Value on the date we receive your written request. Partial withdrawals will result in cancellation of Accumulation Units from each applicable Subaccount. In the absence of instructions from you, amounts will be deducted from the Subaccounts and the Fixed Account on a pro rata basis. No more than a pro rata amount may be withdrawn from the Fixed Account for any partial withdrawal. We reserve the right to defer withdrawals from the Fixed Account for up to six months from the date we receive your written request.

        Partial withdrawals may change the minimum and lifetime monthly premium requirements applicable to the NO-LAPSE PERIOD provision. Partial withdrawals may be taxable and subject to a 10% federal tax penalty.


O       DEATH BENEFIT

CHANGE IN SPECIFIED AMOUNT
After the first year, you may change the current Specified Amount once each year.

You must apply for any increase in current Specified Amount with a new application and provide evidence of insurability satisfactory to us. The Specified Amount may not be increased after the Insured attains age 90.

Any decrease in current Specified Amount will be subject to the applicable surrender charge as described in the SURRENDER CHARGE provision. A decrease will be subject to a minimum Specified Amount of $100,000 remaining in force during policy years one through five and $50,000 remaining in force thereafter.

An increase or decrease will go into effect on the Monthly Deduction Date following the date we approve the change. We will send you an amendment showing the current Specified Amount after the change.

An increase or decrease in current Specified Amount will change the minimum monthly premium and lifetime monthly premium requirements applicable to the NO-LAPSE PERIOD provision.

DEATH BENEFIT OPTIONS
The death benefit equals either death benefit Option 1 less any loan or death benefit Option 2 less any loan. We will pay the death benefit according to the death benefit option in effect at the time of the Insured's death. Unless otherwise requested, Option 1 is in effect.

The Option 1 Death Benefit is the greater of:

    (a) the current  Specified  Amount (i.e., on the date of death);  or
    (b) the policy's Accumulation Value on the date of death plus the corridor amount.

The Option 2 Death Benefit is the policy's Accumulation Value on the date of death plus the greater of:

    (a) the current  Specified  Amount (i.e., on the date of death);  or
    (b) the corridor amount.

The corridor amount is the Accumulation Value on the date of death multiplied by the corridor percentage from the table shown below for the Insured's attained age.


---------------------------------------------------------
Attained  Corridor  AttainedCorridor  Attained Corridor
   Age    Percentage  Age   Percentage  Age    Percentage
---------------------------------------------------------
  0-40      150%      54       57%       68       17%
   41       143%      55       50%       69       16%
   42       136%      56       46%       70       15%
   43       129%      57       42%       71       13%
   44       122%      58       38%       72       11%
   45       115%      59       34%       73       9%
   46       109%      60       30%       74       7%
   47       103%      61       28%     75-90      5%
   48        97%      62       26%       91       4%
   49        91%      63       24%       92       3%
   50        85%      64       22%       93       2%
   51        78%      65       20%       94       1%
   52        71%      66       19%     95-100     0%
   53        64%      67       18%      100+      1%
---------------------------------------------------------

After the first year, you may change the death benefit option once each year. The change will take effect on the Monthly Deduction Date after we receive a written request for change, at which time the death benefit will reflect the change in option.

Changes in the death benefit option may result in a change in the current Specified Amount. We will increase or decrease the current Specified Amount to maintain the death benefit that was in effect before the death benefit option change. Any decrease resulting from a change in death benefit option will be subject to the applicable surrender charge as described in the SURRENDER CHARGE provision.

We will send you an amendment showing the death benefit option in effect and the current Specified Amount after the change.

An increase or decrease in current Specified Amount resulting from a death benefit option change will change the minimum monthly premium and lifetime monthly premium requirements applicable to the NO-LAPSE PERIOD provision.


O       PAYMENT OF PROCEEDS
        While the Insured is alive, you may choose to have Proceeds that become payable paid under any combination of the fixed and variable payout options shown in this Policy. A Beneficiary may also have the Death Benefit applied to a payout option. If another option is not chosen within 60 days of the date we receive due proof of death, we will make payment in a lump sum.
        We reserve the right to pay the Proceeds in one sum when it is less than $2,000, or when the option of payment chosen would result in periodic payments of less than $20. Payees must be individuals who receive payments in their own behalf unless otherwise agreed to by us. Any option chosen will be effective when we acknowledge it.
        We may require proof of your age or survival or the age or survival of the Payee.
        The guaranteed minimum interest rate used in the fixed payout options is 3%. We may pay or credit additional interest annually in our sole discretion.

        When the last Payee dies, we will pay to the estate of that Payee any amount on deposit, or the then present value of any remaining guaranteed payments under a fixed option.

FIXED PAYMENTS
        Fixed payments are available under all six Payout Options below. The Proceeds will be transferred to our general account, and the Payments will be fixed in amount by the provisions selected and the age and sex (if consideration of sex is allowed) of the Payee. The guaranteed effective annual interest rate used in the Payout Options is 3%. We may, at our sole discretion, declare additional interest to be paid or credited annually for Payout Options 1, 2, 3, or 6. The guaranteed amounts are based on the 1983a Mortality Table, and 3% guaranteed interest rate. Current amounts may be obtained from us.

VARIABLE PAYMENTS
        Only Payout Options 2, 4, and 6 are available for variable payments. The dollar amount of the first monthly payment will be determined by applying the Proceeds allocated to variable Subaccounts to the Variable Payout Options table shown in the Policy applicable to the Payout Option chosen. The tables are determined from the 1983a Mortality Table with an assumed investment rate of 4%. If more than one Subaccount has been selected, the accumulation value of each Subaccount is applied separately to the applicable table to determine the amount of the first payment attributable to that particular Subaccount.
        All variable payments other than the first will vary in amount according to the investment performance of the applicable Subaccounts. The amount of each subsequent payment equals the number of Variable Payment Units for each Subaccount as determined for the first payment, multiplied by the value of a Variable Payment Unit for that Subaccount 10 days prior to the date the variable payment is due. This amount may increase or decrease from month to month.
        If the net investment return of a Subaccount for a payment period is equal to the pro-rated portion of the 4% annual assumed investment rate, the variable payment attributable to that Subaccount for that period will equal the payment for the prior period. To the extent that such net investment return exceeds an annualized rate of 4% for a payment period, the payment for that period will be greater than the payment for the prior period and to the extent that such return for a period falls short of an annualized rate of 4%, the payment for that period will be less than the payment for the prior period. A charge equal on an annual basis to 1.20% of the daily net asset value of the Variable Account is applied in calculating variable payouts.
        More details about variable payments are included I Appendix A.

TRANSFERS BETWEEN FIXED AND VARIABLE SUBACCOUNTS
        The Payee may exchange the value of a designated number of Variable Payment Units of a particular Subaccount into other Variable Payment Units, the value of which would be such that the dollar amount of a payment made on the date of the exchange would be unaffected by the fact of the exchange. No more than four (4) exchanges may be made within each Policy year.
        Transfers may be made between Subaccounts and from a Subaccount to the Fixed Account. No exchanges may be made from the Fixed Account to the variable Subaccounts. Transfers will be made using the variable payment unit values for the Valuation Period during which any request is received by us.

O       PAYMENT OPTIONS

     OPTION 1 -- PROCEEDS HELD ON DEPOSIT AT INTEREST. While the Proceeds are held by us, we will annually:
         (a)  pay interest to the Payee; or
         (b)  add interest to the Proceeds.
     OPTION 2 -- INCOME OF A SPECIFIED AMOUNT. We will pay the Proceeds in monthly installments of a specified amount until the Proceeds, with interest, have been fully paid.
     OPTION 3 -- INCOME FOR A SPECIFIED PERIOD. We will pay the Proceeds in installments for the number of years you choose. The monthly incomes for each $1,000 of Proceeds, shown in the table set forth in the Policy, include interest. We will provide the income amounts for payments other than monthly upon request.
     OPTION 4 -- LIFETIME INCOME. We will pay the Proceeds as a monthly income for as long as the Payee lives. The following guarantees are available:
         GUARANTEED PERIOD - The monthly income will be paid for a certain number of years and as long thereafter as the Payee lives; or
         GUARANTEED AMOUNT (INSTALLMENT REFUND) - The monthly income will be paid until the sum of all payments equals the Proceeds placed under this option and as long thereafter as the Payee lives.
                If a fixed Payment Option is chosen, the monthly income will be the amount computed using either the Lifetime Monthly Income Table set forth in the Policy (which is based on the 1983a Mortality Table and interest at 3% or, if more favorable to the Payee, our then current lifetime monthly income rates for payment of Proceeds. If a variable Payout Option is chosen, all variable payments, other than the first variable payment, will vary in amount according to the investment performance of the applicable Subaccounts.
                NOTE CAREFULLY. If no guarantee is elected and the life only option has been chosen, then IT WOULD BE POSSIBLE FOR ONLY ONE PAYMENT TO BE MADE if the Payee(s) were to die before the due date of the second payment; only two Payments if the Payee(s) were to die before the due date of the third payment; and so forth. When the last Payee dies, we will pay to the estate of that Payee any remaining guaranteed Payments under a fixed payout option.
     OPTION 5 -- LUMP SUM.  The Proceeds will be paid in one sum.
     OPTION 6 -- ALTERNATIVE SCHEDULE. Upon request and if available, we will provide payments for other options, including joint and survivor periods. Certain options may not be available in some States.
If payments are being made under Option 2 or 3 and do not involve life contingencies, then you may surrender the Policy and receive the commuted value of any unpaid payments.

        Additional information about any Payout Option may be obtained by contacting us.

-----------------------------------------------------------
CHARGES AND FEES

O       CHARGES DEDUCTED UNDER THE POLICY

DEDUCTIONS FROM PREMIUM
        Many states and municipalities impose a premium tax. The range of taxes is from 0.75% to 5.0%. We also incur federal income tax liability under Internal Revenue Code Section 848 (a Deferred Acquisition Cost tax) upon Policy premium collected. We deduct 3.75% of each Policy premium payment we receive to cover these expenses. (In Oregon, this deduction does not include state and municipality premium tax expenses.) We also deduct $2 from each Policy premium payment we receive to cover our premium processing expenses.

MONTHLY DEDUCTION
        On each Monthly Deduction Date, we deduct a MONTHLY DEDUCTION from the entire Accumulation Value equal to: (a) the COST OF INSURANCE for the current month; plus (b) the COST OF ANY RIDERS for the current month; plus (c) the RISK CHARGE; plus (d) the ADMINISTRATIVE CHARGE (except no monthly deduction is deducted on or after the Policy Anniversary when the age of the Insured is equal to 100). (These charges are described below.) The Monthly Deduction will be deducted from the Subaccounts and the Fixed Account on a pro rata basis on each Monthly Deduction Date. No Monthly Deduction is deducted from the Accumulation Value after coverage beyond maturity is elected.
        Each charge is deducted in the following manner: first, all charges are calculated, based on the Accumulation Value on the Monthly Deduction Date (before monthly charges are deducted, but reflecting charges deducted from Subaccount assets), and then deducted. The Monthly Deduction is deducted pro rata from the Accumulation Value in the Subaccounts and the Fixed Account.

        COST OF INSURANCE CHARGE.

        The guaranteed cost of insurance each month used in calculating the Monthly Deduction equals:

               (a)    the net amount at risk for the month; multiplied by
               (b) the guaranteed cost of insurance charge per $1,000 of Specified Amount; divided by
               (c)    1,000.

    The guaranteed monthly cost of insurance charge for each $1,000 is shown on the Policy data pages. The charge is based on the Insured's attained age, duration, sex (except in Montana), and risk and rate classes.

        The net amount at risk in any month equals:

               (a)    The death benefit; less
               (b) the Accumulation Value on the Monthly Deduction Date after deducting the rider charge, if any, the risk charge for the current month, and the administrative charge.

        We may use current cost of insurance charges less than those shown. Current cost of insurance charges are based on the Insured's issue age, sex, risk and rate classes, the current Specified Amount, and the length of time the policy has been in force. We reserve the right to change current cost of insurance charges. Changes in cost of insurance rates will be by class and will be based on changes in future expectations of factors such as:

               (a)    investment earnings;
               (b)    mortality;
               (c)    persistency; and
               (d)    expenses.

        RISK CHARGE. We deduct a charge from your Accumulation Value (including amounts of Accumulation Value moved to the Loan Account as collateral for Policy loans), before monthly charges are deducted, but reflecting charges deducted from Subaccount assets, on each Monthly Deduction Date for the mortality risks that we assume. In Policy Years 1 through 10, this Risk Charge is equivalent to an annual charge of 0.70% of the Accumulation Value, deducted on each Monthly Deduction Date. In Policy Years 11 and later, this Risk Charge is equivalent to an annual charge of 0.55% of the Accumulation Value, deducted on each Monthly Deduction Date. The charge is deducted as 0.05833% of the Accumulation Value, deducted on each Monthly Deduction Date, for the first 10 Policy Years, and 0.04583% of the Accumulation Value, deducted on each Monthly Deduction Date, for Policy Years 11 and thereafter. The mortality risk we assume is that Insureds may live for shorter periods of time than we estimated, or the Accumulation Value is not enough to keep the Policy in force during the No-Lapse Period. If all the money we collect from this charge is not needed to cover death benefits and expenses, the money is contributed to our general account. Conversely, even if the money we collect is insufficient, we will provide for all death benefits and expenses.

        ADMINISTRATIVE CHARGE. We deduct a charge of $7 from your Accumulation Value on each Monthly Deduction Date for the costs of issuing and administering the Policy and operating the Variable Account..

        COST OF RIDERS.

               ADDITIONAL INSURED RIDER. The rider cost of term insurance equals the rider benefit amount, multiplied by the rider's cost of insurance charge for each $1,000 of benefit amount, divided by 1,000. This charge is based on the Additional Insured's attained age, sex (except in Montana) and rate class.

               ACCIDENTAL DEATH BENEFIT RIDER. The cost is determined by the Insured's attained age and sex (just age in Montana) per each $1,000 of rider coverage elected, multiplied by the rider benefit amount, divided by $1,000.

               DISABILITY RIDER. The cost is a fixed rate determined by the Insured's attained age and sex (just age in Montana) per each $1.00 of rider monthly deduction amount elected, multiplied by the amount of the monthly deduction amount.

               WAIVER OF SURRENDER CHARGE RIDER.  No cost.

ACCELERATED DEATH BENEFIT RIDER
        4% (8% in Vermont and Oklahoma) of the death benefits otherwise payable is deducted at the time the election is made to receive the accelerated death benefits provided by this rider.

TRANSFER CHARGES
        A transfer fee of $10 may be imposed for any transfer in excess of 12 per Policy Year. The transfer fee is deducted from the amount transferred. The first 12 transfers each Policy Year are free.

SURRENDER CHARGE
        If a Policy is totally surrendered, or a Partial Withdrawal is taken, or upon a requested reduction in the Policy's Specified Amount, we may deduct a Surrender Charge from the amount requested to be surrendered. If the Policy's current Specified Amount is decreased, we may deduct a Surrender Charge from the Accumulation Value based on the amount of the decrease. The Surrender charge varies by issue age, sex (except in Montana), risk class, the length of time your Policy has been in force and the Specified Amount. For example, a male age 35 at issue, in the nontobacco risk class and the preferred rate class, for surrender charge is $13.00 for each $1,000.00 of specified amount in the first five years, declining to $1.00 per $1,000.00 in the twelfth year and zero thereafter. The length of the Surrender Charge period varies depending upon the Policy Owner's issue age: the period is 12 years through age 52, 11 years at age 53, 10 years at age 54, and 9 years at age 55 and thereafter.
        The purpose of the Surrender Charge is to reimburse us for some of our expenses incurred in distributing the Policies. The Surrender Charge and Administrative charge may not be enough to cover all sales and administrative expenses which we will incur in selling the Policies. Any shortfall, including but not limited to payment of sales and distribution expenses, would be charge to and paid by us.

WAIVER OF SURRENDER CHARGE
     We will waive the Surrender Charge upon partial withdrawals and surrenders in the event you become confined to a hospital or nursing home, disabled, diagnosed with a terminal illness or unemployed, become an organ transplant donor or recipient, experience significant damage to your residence, or upon the death of your spouse or minor dependent. Those waivers and any restrictions associated with such waivers are summarized below (see the Policy and Rider for complete details):
     NURSING HOME WAIVER. The Surrender Charge will not be imposed as a result of any withdrawal made pursuant to your confinement, upon the recommendation of a licensed physician for medically necessary reasons, to the following facilities for 30 or more consecutive days: (a) a hospital licensed or recognized as a general hospital by the state in which it is located; (b) a hospital recognized as a general hospital by the Joint Commission on the Accreditation of Hospitals; (c) a Medicare certified hospital; (d) a state licensed nursing home with a registered nurse on duty 24 hours a day; and (e) a Medicare certified long term care facility. This waiver only applies to partial withdrawals and surrenders requested no later than 91 days after the last day of confinement to such facility. Proof of confinement must be provided. This waiver is not available if you are confined to a hospital or nursing home on date of issue of the Policy.
     We will not accept any additional premium payments under the Policy once the Nursing Home Waiver has been elected. The Nursing Home Waiver may not be available in all States.
     DISABILITY WAIVER. The Surrender Charge will not be imposed upon any withdrawal where you are physically disabled. We may require proof of such disability including, in most States, written confirmation of receipt and approval of your claim for Social Security Disability Benefits. Proof of continued disability may be required through the date of any partial withdrawal or surrender. We reserve the right to have you examined by a licensed physician to verify such disability.
     We will not accept any additional premium payments under a Policy once the Disability Waiver has been elected. The Disability Waiver is not available if you are receiving Social Security Disability Benefits on the date of issue or are age 65 or older. The Disability Waiver may not be available in all States.
     TERMINAL ILLNESS WAIVER. We will waive the Surrender Charge for any withdrawal where you have and are diagnosed with a terminal illness and death is reasonably expected within 12 months. We may require proof of such illness including written confirmation from a licensed physician (not the Owner or Insured). We reserve the right to have you examined by a licensed physician to confirm such a diagnosis.
     We will not accept any additional premium payments under a Policy once the Terminal Illness Waiver has been elected. The Terminal Illness Waiver is not available if you are diagnosed with a terminal illness prior to or on the date of issue. The Terminal Illness Waiver may not be available in all States.
     UNEMPLOYMENT WAIVER. We will waive the Surrender Charge for any partial withdrawal or surrender in the event you become unemployed. The Unemployment Waiver is available upon submission of a determination letter from a State Department of Labor indicating you received unemployment benefits for at least 60 consecutive days prior to the election of such waiver. The Unemployment Waiver may be exercised only once and is not available if you are receiving unemployment benefits on the date of issue. The Unemployment Waiver may not be available in all States.
     TRANSPLANT WAIVER. We will waive surrender charges if you undergo transplant surgery as an organ donor or recipient for the following body organs: heart, liver, lung, kidney, pancreas; or as a recipient of a bone marrow transplant. Within 91 days of surgery, you must submit a letter from a licensed physician (who is not the Owner of or Insured under this policy) stating that you underwent transplant surgery for any of these organs. We reserve the right to have you examined by a physician of our choice and at our expense. This waiver may be exercised only once per transplant surgery.
     RESIDENCE DAMAGE WAIVER. We will waiver surrender charges if your primary residence suffers physical damage in the amount of $50,000 or more after the policy issue date. To claim this waiver, submit to us a certified copy of a licensed appraiser's report stating the amount of the damage. This certified copy must be submitted with 91 days of the date of the appraiser's report. We reserve the right to obtain a second opinion by having the affected residence inspected by a licensed appraiser of our choice and at our expense, and to rely upon our appraiser's opinion.
This waiver may be exercised only once.
     DEATH OF SPOUSE OR MINOR DEPENDENT WAIVER. We will waive surrender charges for one partial withdrawal made within six months of your spouse's or minor dependent(s)' death. Proof of death must be submitted to us. This waiver may be exercised once for a spouse and once for each minor dependent. Subsequent withdrawals are subject to the Surrender Charge.

PORTFOLIO CHARGES
   Each Portfolio is responsible for all of its expenses. The net assets of each Portfolio will reflect deductions in connection with the investment advisory fee and other expenses. Here is a table of Portfolio annual expenses:



                                                 ================= ----------------- ===================
                                                    Management          Other           Total Series
 Series Fund Annual Expenses1                          Fees            Expenses         Fund Annual
 (as a percentage of average net assets)          ((a) after fee      ((b) after          Expenses
                                                     waiver)           expense         ((c) after fee
                                                                    reimbursement)       waiver and
                                                                                          expense
                                                                                       reimbursement)
 ----------------------------------------------- ----------------- ----------------- ===================
 Portfolio:
 Alger American Growth                                0.75%             0.10%              0.85%
 Alger American Small Capitalization                  0.85%             0.07%              0.92%
 Federated Prime Money Fund II *                      0.00%             0.80%              0.80%
 Federated Fund for U.S. Government Securities        0.00%             0.80%              0.80%
 II *                                                 0.65%             0.22%             0.87%**
 Fidelity VIP II Asset Manager: Growth ***            0.61%             0.13%             0.74%**
 Fidelity VIP II Contrafund ***                       0.51%             0.07%             0.58%**
 Fidelity VIP Equity Income ***                       0.13%             0.15%              0.28%
 Fidelity VIP II Index 500 **                         0.75%             0.25%              1.00%
 MFS Emerging Growth **                               0.75%             0.25%              1.00%
 MFS High Income Fund **                              0.75%             0.25%              1.00%
 MFS Research **                                      0.75%             0.25%              1.00%
 MFS Value Series **                                  0.75%             0.25%              1.00%
 MFS World Government **                              0.65%             0.60%              1.25%
 Pioneer Capital Growth                               1.00%             0.25%              1.25%
 Pioneer Real Estate **                               0.16%           1.59%****            1.75%
 Scudder Global Discovery **                          0.48%           0.43%****           0.91%**
 Scudder Growth & Income ***                          0.86%           0.44%****            1.30%
 Scudder International                                0.00%             0.85%              0.85%
 T. Rowe Price Equity Income ****                     0.00%             1.05%              1.05%
 T. Rowe Price International ****                     0.00%             0.70%              0.70%
 T. Rowe Price Limited-Term Bond ****                 0.00%             0.85%              0.85%
 T. Rowe Price New America Growth ****                0.00%             0.90%              0.90%
 T. Rowe Price Personal Strategy Balanced ****

 ===============================================================================
 * Both Federated Prime Money Fund II and Federated Fund for U.S. Government Securities II currently bundle their fees and expenses and limit the total charge. Absent any fee waiver or expense reimbursement, the total fees and expenses for each fund would have been 1.37% and 1.81%, respectively.
 ** Without fee waiver or expense reimbursement limits the following funds would have had the charges set forth below:

                              MANAGEMENT            OTHER               TOTAL
                                 FEES              EXPENSES            EXPENSES
                 --------------------------------------------------------------
   Fidelity VIP II Index 500     0.28%              0.15%                0.43%
   MFS Emerging Growth           0.75%              0.41%                1.16%
   MFS High Income Fund          0.75%              3.08%                3.83%
   MFS Research                  0.75%              0.73%                1.48%
   MFS Value Series              0.75%              0.87%                1.62%
   MFS World Government          0.75%              1.28%                2.03%
   Pioneer Real Estate           1.00%              0.34%                1.34%
   Scudder Global Discovery      0.98%              1.59% ****           2.57%

 *** These funds have voluntarily agreed to limit their total annual expenses to the limits shown below:
   Fidelity VIP II Asset Manager: Growth and Fidelity VIP II Contrafund - 1.00% Fidelity VIP Equity Income and Scudder Growth & Income - 1.50%
 **** T. Rowe Price Funds do not itemize management fees and other expenses. ***** Includes 0.25% 12b-1 fee assessed for payment of distribution administration expenses.
 ===============================================================================


--------
 1 The fee and expense data regarding each Series Fund, which are fees and expenses for 1996, was provided to United of Omaha by the Series Fund. The Series Funds are not affiliated with United of Omaha.

For more information concerning the investment advisory fee and other charges against the Portfolios, see the prospectuses for the Portfolios, current copies of which accompany this Prospectus.

-----------------------------------------------------------
OTHER POLICY PROVISIONS

O       NOTICE TO US
        All notices or requests under the Policy must be sent to us by written notice, unless you have authorized us in writing to acknowledge Telephone Transactions from you. Written notices to us are not effective until our receipt at this address: United of Omaha Life Insurance Company, Variable Product Services Department, P.O. Box 8430, Omaha, Nebraska 68103-0430. Our toll-free telephone number is 800-238-9354.

O       ENTIRE CONTRACT
        The entire contract is the Policy, any riders, endorsements and amendments, and the signed application. All statements made in the application will, in the absence of fraud, be deemed representations and not warranties. We will not use any statement to contest the Policy or deny a claim unless it is in the application. Any change of the Policy requires the written consent of an executive officer. No agent has the authority to change the Policy or waive any of its terms.

O       RIGHT TO EXAMINE
        If you are not satisfied with your Policy, you may return it to us or our agent within 10 days (or more where required by applicable State insurance law) after you receive the Policy or 45 days after you signed the application, whichever is later. We will cancel your Policy as of the date any insurance became effective and refund the premiums paid within seven days after we receive the returned policy.

O       DELAY OF PAYMENTS
        We will usually pay any amounts payable from the Variable Account as a Policy loan, partial withdrawal or Cash Surrender within 7 days after we receive your written request in a form satisfactory to us. We can postpone such payments or any transfers of amounts between Subaccounts or into the Fixed Account or the Loan Account if: (i) the New York Stock Exchange ("NYSE") is closed for other than customary weekend and holiday closings; (ii) trading on the NYSE is restricted; (iii) an emergency exists as determined by the SEC, as a result of which it is not reasonably practical to dispose of securities, or not reasonably practical to determine the value of the Net Assets of the Variable Account; or
(iv) the SEC permits delay for the protection of security holders. The applicable rules of the SEC will govern as to whether the conditions in (iii) or
(iv) exist. We may defer payment of Policy loans, partial withdrawals or a Cash Surrender from the Fixed Account for up to six months from the date we receive your written request.

O       CHANGE OF OWNERSHIP AND ASSIGNMENT
        You may name a new owner of the Policy by an absolute assignment or pledge it as collateral by assigning it. The assignment must be in writing. No assignment will be binding on us until we record and acknowledge it. We are not responsible for the validity or effect of an assignment of this Policy. The rights of any Beneficiary will be subject to a collateral assignment. If the Beneficiary of this Policy is irrevocable, a change of ownership or a collateral assignment may be made only by joint written request from you and the irrevocable Beneficiary. A change of owner may have tax consequences.

O       BENEFICIARY
        The Beneficiary is named in the Policy application and may be changed, unless the Beneficiary is irrevocable. (SEE "BENEFICIARY CHANGE.")

O       BENEFICIARY CHANGE
        To change a Beneficiary, send us a written request. When recorded and acknowledged by us, the change will be effective as of the date you signed the request. The change will not apply to any payments made or other action taken by us before recording. If the Beneficiary is irrevocable, you may change the Beneficiary only by joint written request from you and the irrevocable Beneficiary.

O       MISSTATEMENT OF AGE OR SEX
        If the age or sex of the Insured has been misstated, the Death Benefit will be the amount which would be purchased by the most recent cost of insurance charge at the correct age and sex.

O       SUICIDE
        We will not pay the Death Benefit if the Insured's death results from suicide, while sane or insane, within two years (one year in Colorado and North Dakota) from the date of issue. Instead we will pay the sum of the premiums paid since issue less any loans and unpaid loan interest and less any partial withdrawals.
        We will not pay that portion of the Death Benefit resulting from an increase in Specified Amount if the Insured's death results from suicide, while sane or insane, within two years (one year in Colorado and North Dakota) from the effective date of the increase. Instead we will pay the sum of the premiums paid for the increase.

O       INCONTESTABILITY
        We will not contest the validity of the Policy after it has been in force during the lifetime of the Insured for two years from the date of issue.
        We will not contest the validity of an increase in Specified Amount after the Policy has been in force during the lifetime of the Insured for two years from the effective date of the increase. Any contest of an increase in Specified Amount will be based on the application for that increase.

O       COVERAGE BEYOND MATURITY
        Within thirty days of the maturity date of the Policy, you may elect to continue the Policy in force beyond the maturity date. The election must be made by written request.
The following will apply:
     The allocation of the  Accumulation  Value to the Subaccounts and the Fixed
       Account will be maintained according to your instructions;
     The cost of insurance charge will be zero;
     The expense charge will be zero;
     The corridor percentage will be fixed at 101% ;
     Any riders attached to the Policy that are then in force will terminate; The Insured's date of death will be considered this Policy's maturity date. All other rights and benefits as described in the Policy will be available during the lifetime of the Insured.
     The tax consequences associated with extending coverage beyoud maturity are unclear. A tax adviser should be consulted before making such an election.

O       REINSTATEMENT
        If this policy lapses and has not been surrendered for cash, you may reinstate it within five years of the date of lapse and prior to the maturity date, subject to the following: (i) we receive a written application signed by you and the Insured; (ii) we receive evidence of insurability satisfactory to us; (iii) we receive payment of an amount large enough to continue this Policy in force for three months; and (iv) re-establishment of surrender charges, if any, measured from the original date of issue. The effective date of reinstatement will be the date we approve the application for reinstatement.
    The Specified Amount of the reinstated Policy may not exceed the Specified Amount at the time of lapse. The Accumulation Value on the effective date of reinstatement will equal (i) the amount required in (iii) above, plus any applicable surrender charge(s) measured from the original date of issue to the date of reinstatement, and less (ii) the Monthly Deduction for the current month.

O       NONPARTICIPATING
        The Policy does not share in our surplus earnings or profits. No dividends are paid by us on this Policy.

O       OPTIONAL POLICY BENEFITS

        ACCELERATED BENEFITS RIDER. This rider allows the Policy owner to make a one time election for payment in advance of 96% of the death benefit of the Policy, subject to a maximum of $500,000, if the Insured is diagnosed as having a terminal illness.

        ACCIDENTAL DEATH BENEFIT RIDER. This rider provides an accidental death benefit, in an amount selected by the Policy Owner, in addition to all other benefits provided by the Policy.

        DISABILITY RIDER. Upon due proof of that the Insured's disability began while the rider was in force and continued for at least six months, we will waive payments of the Policy's Monthly Deduction amount during the time the Insured is disabled until the maturity date of the Policy.

        TERM INSURANCE RIDER ON ADDITIONAL INSURED. This rider provides renewable annual term insurance coverage on a person named by the Policy owner as an additional insured under the Policy. Such coverage may be converted to a new whole life policy on the Additional Insured, subject to Rider terms.

-----------------------------------------------------------
TAX MATTERS

O       GENERAL
        The following is a discussion of federal income tax considerations relating to the Policy. It is based upon our understanding of laws as they now exist and are currently interpreted by the Internal Revenue Service ("IRS"). These laws are complex, and tax results may vary among individuals. If you contemplate the purchase of or exercise of elections under the Policy, you are encouraged to seek independent competent tax advice.

O       LIFE INSURANCE QUALIFICATION
    Section 7702 of the Internal Revenue Code of 1986, as amended ("Code") defines a life insurance contract for Federal income tax purposes. The Section 7702 definition can be met if a life insurance contract satisfies either one of two tests set forth in that section. The manner in which these tests should be applied to certain features of the Policy is not directly addressed by Section 7702 or proposed regulations issued under that section. The presence of these Policy features, the absence of final regulations, and the lack of other pertinent interpretations of Section 7702, thus creates some uncertainty about the application of Section 7702 to the Policy.
    Nevertheless, we believe the Policy qualifies as a life insurance contract for federal tax purposes, so that:
o the death benefit should be fully excludable from the gross income of the Beneficiary under Section 101(a)(1) of the Code; and
o you should not be considered in constructive receipt of the cash surrender value, including any increases, unless and until it is distributed from the Policy.
        If a Policy were determined not to be a life insurance contract for purposes of Section 7702, such Policy would not provide most of the tax advantages normally provided by a life insurance contract. We thus reserve the right to make changes in the Policy if such changes are deemed necessary to attempt to assure its qualification as a life insurance contract for tax purposes.
        MODIFIED ENDOWMENT CONTRACTS. Section 7702A establishes a class of life insurance contracts designated as modified endowment contracts. The rules governing whether a Policy will be treated as a modified endowment contract are extremely complex and cannot be completely described in this summary. In general, a Policy will be a modified endowment contract if the accumulated premium payments made at any time during the first seven Policy years exceed the sum of the net level premium payments which would have been paid on or before such time if the Policy provided for paid-up future benefits after the payment of seven level annual premiums. A Policy may also become a modified endowment contract after a material change. The determination of whether a Policy will be a modified endowment contract after a material change generally depends upon the relationship of the Policy's death benefit and Accumulation Value at the time of such change and the additional premium payments made in the seven years following the material change. A Policy may also become a modified endowment contract in the event of a reduction in the Policy's death benefit.
        Due to the Policy's flexibility, classification as a modified endowment contract will depend on the individual circumstances of each Policy. You should consult with a tax adviser to determine whether a Policy transaction will cause the Policy to be treated as a modified endowment contract. However, at the time a premium payment is credited which, in our view, would cause the Policy to become a modified endowment contract, we will notify you that unless a refund of the excess premium is requested by you, the Policy will become a modified endowment contract. You will have 30 days after receiving such notice to request the refund.

O       TAX TREATMENT OF LOANS AND OTHER DISTRIBUTIONS

    IN GENERAL. Depending on the circumstances, the exchange of a Policy, a change in the Policy's death benefit Option, a policy loan, a withdrawal, a surrender, a change in Ownership, or an assignment of the Policy may have federal income tax consequences. In addition, federal, state and local transfer, and other tax consequences of Ownership or receipt of distributions from a Policy depends on the circumstances of each Owner or Beneficiary.
    The tax consequences of distributions from, and loans taken from or secured by, a Policy depend on whether the Policy is classified as a modified endowment contract. Whether a Policy is or is not a modified endowment contract, upon a surrender or lapse of the Policy or when benefits are paid at the Policy's maturity date, if the amount received plus any loan amount exceeds the total investment in the Policy, the excess will generally be treated as ordinary income subject to tax.
    DISTRIBUTIONS FROM POLICIES CLASSIFIED AS MODIFIED ENDOWMENT CONTRACTS. Policies classified as modified endowment contracts will be subject to the following tax rules:
        (1) All distributions, including upon surrender and partial surrender, are treated as ordinary income subject to tax up to the amount equal to the excess (if any) of the Accumulation Value immediately before the distribution over the investment in the Policy (described below) at such time.
        (2) Loans from or secured by the Policy are treated as distributions and taxed accordingly.
        (3) A 10% additional income tax is imposed on the portion of any distribution from, or loan taken from or secured by, the Policy that is included in income except where the distribution or loan is made on or after the Owner attains age 59 1/2, is attributable to the Owner's becoming disabled, or is part of a series of substantially equal periodic payments for the life (or life expectancy) of the Owner or the joint lives (or joint life expectancies) of the Owner and the Owner's beneficiary.
    DISTRIBUTIONS FROM POLICIES NOT CLASSIFIED AS MODIFIED ENDOWMENT CONTRACTS. Distributions from a Policy that is not a modified endowment contract are generally treated as first recovering the investment in the Policy (defined below) and then, only after the return of all such investment in the Policy, as distributing taxable income. An exception to this general rule occurs in the case of a decrease in the Policy's death benefit or any other change that reduces benefits under the Policy in the first 15 years after the Policy is issued and that results in a cash distribution to the Owner in order for the Policy to continue complying with the Section 7702 definitional limits. Such a cash distribution will be taxed in whole or in part as ordinary income (to the extent of any gain in the Policy) under rules prescribed in Section 7702.
    Loans from, or secured by, a Policy that is not a modified endowment contract are not treated as distributions. However, it is possible that loans in effect after the eleventh Policy Year could be treated as distributions rather than loans.
    Finally, neither distributions (including distributions upon surrender) nor loans from, or secured by, a Policy that is not a modified endowment contract are subject to the 10% additional income tax rule. If a Policy which is not a modified endowment contract becomes a modified endowment contract, then any distributions made from the Policy within two years prior to the change in such status will become taxable in accordance with the modified endowment contract rules discussed above.
    INVESTMENT IN THE POLICY. Investment in the Policy means: (1) the aggregate amount of any premium payments or other consideration paid for the Policy, minus
(2) the aggregate amount received under the Policy which is excluded from gross income of the Owner (except that the amount of any loan from, or secured by, a Policy that is a modified endowment contract, to the extent such amount is excluded from gross income, will be disregarded), plus (3) the amount of any loan from, or secured by, a Policy that is a modified endowment contract to the extent that such amount is included in the gross income of the Owner.

O       SPECIAL TREATMENT OF POLICY LOAN INTEREST
        If there is any borrowing against the Policy, the interest paid on loans generally is not be tax deductible.

O       AGGREGATION OF MODIFIED ENDOWMENT CONTRACTS
    In the case of a pre-death distribution (including a loan, partial withdrawal, collateral assignment or full surrender) from a Policy that is treated as a modified endowment contract, a special aggregation requirement may apply for purposes of determining the amount of the income on the Policy. Specifically, if we or any of our affiliates issue to the same Policy Owner more than one modified endowment contract within a calendar year, then for purposes of measuring the income on the Policy with respect to a distribution from any of those policies, the income for all those policies will be aggregated and attributed to that distribution.

O       OTHER POLICY OWNER TAX MATTERS
    Federal and state estate, inheritance and other tax consequences of ownership or receipt of proceeds under the Policy depend upon you or the beneficiary's individual circumstances.
    The Policy may continue after the Insured attains age 100. The tax consequences associated with continuing a Policy beyond age 100 are unclear. A tax advisor should be consulted on this issue.
    Section 817(h) of the Code requires the investments of the Variable Account to be "adequately diversified" in accordance with Treasury Regulations for the Policy to qualify as a life insurance contract under Section 7702 of the Code. Failure to comply with the diversification requirements may result in the Policy not qualifying as life insurance under the Code, which may subject you to immediate taxation on the incremental increases in Accumulation Value of the Policy plus the cost of insurance protection for the year. Regulations specifying the diversification requirements have been issued by the Department of Treasury, and we believe the Policy complies fully with such requirements.
    In connection with the issuance of the diversification regulations, the Treasury Department stated that it anticipates the issuance of regulations or rulings prescribing the circumstances in which your control of the investments of the Variable Account may cause you, rather than us, to be treated as the owner of the assets in the Variable Account. To date, no such regulations or guidance has been issued. If you are considered the owner of the assets of the Variable Account, income and gains from the Account would be included in your gross income.
    The ownership rights under the Policy are similar to, but different in certain respects from, those described by the IRS in rulings in which it determined that the owners were not owners of separate account assets. For example, you have additional flexibility in allocating Policy Premium and Accumulation Values. These differences could result in you being treated as the owner of a pro rata share of the assets of the Variable Account. In addition, we do not know what standards will be set forth in the regulations or rulings which the Treasury may issue. We therefore reserve the right to modify the Policy as necessary to attempt to prevent you from being considered the owner of the assets of the Variable Account.
     The Policy may be used in various arrangements, including non-qualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, tax exempt and nonexempt welfare benefit plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances of each individual arrangement. Therefore, if you are contemplating the use of the Policy in any arrangement the value of which depends in part on its tax consequences, you should be sure to consult a qualified tax advisor regarding the tax attributes of the particular arrangement and the suitability of this product for the arrangement. Moreover, in recent years, Congress has adopted new rules relating to corporate owned life insurance. Any business contemplating the purchase of a new life insurance contract or a change in an existing contract should consult a tax advisor.
       Legislation has been proposed in 1998 that, if enacted, would adversely affect the federal taxation of certain insurance and annuity contracts. For example, one proposal would tax transfers among investment options and tax exchanges involving variable insurance contracts. A second proposal would reduce the "investment in the contract" under Cash Value Life insurance and certain annuity contracts by certain amounts, thereby increasing the amount of income for purposes of computing gain. although the likelihood of there being any changes is uncertain, there is always the possibility that the tax treatment of the Policies could change by legislation or other means. Moreover, it is also possible that any change could be retroactive (that is, effective prior to the date of the change). You should consult a tax advisor with respect to legislative developments and their effect on the Policy.

-----------------------------------------------------------
MANAGEMENT

Our Directors and senior officers are:

DIRECTORS*
Foggie, Samuel L.      Banking and Finance Industry Executive
Plunkett III, Hugh V.  Attorney (Plunkett, Schwartz & Petersen)
Sampson, Richard J.    Retired Group Insurance Executive (United of Omaha Life
                       Insurance Company)
Skutt, Thomas J.       Chairman of the Board (United of Omaha Life Insurance
Company)
Straus, Oscar S.       Investments; President, The Daniel and Florence
                       Guggenheim Foundation
Sturgeon, John A.      President (United of Omaha Life Insurance Company)

Wayne, Michael A.      Foundation and Cancer Institute Executive
Weekly, John W.        Vice Chairman of the Board and Chief Executive Officer
                       (United of Omaha Life Insurance Company)
OFFICERS*
Thomas J. Skutt        Chairman of the Board
John W. Weekly         Vice Chairman of the Board, Chief Executive
Officer
John A. Sturgeon       President
G. Ronald Ames         Executive Vice President (Small Group and Information
                       Services)
Robert B. Bogart       Executive Vice President (Human Resources)
Stephen R. Booma       Executive Vice President (Managed Care)
Cecil D. Bykerk        Executive Vice President (Chief Actuary)
James L. Hanson        Executive Vice President (Information Services)
Kim Harm               Executive Vice President (Customer Services)
Lawrence F. Harr       Executive Vice President (Executive Counsel)
Randall C. Horn        Executive Vice President (Group Insurance)
M. Jane Huerter        Executive Vice President (Corporate Secretary; Corporate
                       Administration)
John L. Maginn         Executive Vice President (Treasurer; Chief
                       Investment Officer)
William C. Mattox      Executive Vice President (Federal Affairs)
Thomas J. McCusker     Executive Vice President (General Counsel)
Tommie  D. Thompson    Executive Vice President (Corporate Comptroller)

        *Business address for all directors and officers is Mutual of Omaha Plaza, Omaha, Nebraska 68175.

-----------------------------------------------------------
OTHER INFORMATION

O       REPORTS TO YOU
        We will send you a statement at least annually showing your Policy's death benefit, Accumulation Value and any outstanding Policy loan balance. We will also confirm Policy loans, Subaccount transfers, lapses, surrenders and other Policy transactions as they occur. If you have Accumulation Value in the Variable Account you will receive such additional periodic reports as may be required by the SEC.

O       VOTING RIGHTS
    We own the Portfolio shares held in the Variable Account and have the right to vote those shares. However, to the extent required by applicable Federal securities law, we will give you, as Policy Owner, the right to instruct us how to vote the shares that are attributable to your Policy.
    The Policy Owners who are entitled to give voting instructions and the number of shares attributable to their Policies will be determined as of the record date for the meeting. All Portfolio shares held in any Subaccount of the Variable Account, or in any other separate account of ours or an affiliate, the policyholders of which have rights of instruction with respect to the Portfolio shares, and for which timely instructions are not received, will be voted in the same proportion as (i) the aggregate cash value of policies giving instructions, respectively, to vote, for, against, or withhold votes on a proposition, bears to (ii) the total Accumulation Value in that Subaccount for all policies for which voting instructions are received. No voting privileges apply with respect to Accumulation Value removed from the Variable Account as a result of a Policy loan.

    If required by State insurance authorities, we may disregard voting instructions if they would require that shares be voted to cause a change in the investment objectives of the portfolios or to approve or disapprove an investment advisory or underwriting contract for a portfolio. In addition, we may disregard voting instructions in favor of changes, initiated by a Policy Owner or an Eligible Fund's Board of Trustees, in the investment policy, investment adviser or principal underwriter of the portfolio if we (i) reasonably disapprove of the changes and (ii) in the case of a change in investment policy or investment adviser, make a good faith determination that the proposed change is contrary to State law or is prohibited by State regulatory authorities or that the change would be inconsistent with a Subaccount's investment objectives or would result in the purchase of securities which vary from the general quality and nature of investments and investment techniques utilized by other separate accounts of ours or of an affiliated life insurance company, which separate accounts have investment objectives similar to those of the Subaccount. If we do disregard voting instructions, a summary of that action and the reasons for it will be included in the next semi-annual report to Policy Owners.

O       DISTRIBUTION OF THE POLICIES
        Mutual of Omaha Investor Services ("MOIS"), Mutual of Omaha Plaza, Omaha, Nebraska 68175, is the principal underwriter of the Policy. Like us, MOIS is a 100% owned subsidiary of Mutual of Omaha Insurance Company. MOIS is registered as a broker-dealer with the SEC and is a member of the National Association of Securities Dealers, Inc. ("NASD"). MOIS contracts with one or more registered broker-dealers ("Distributors") to offer and sell the Policy. All persons selling the Policy will be registered representatives of the Distributors, and will also be licensed as insurance agents to sell variable life insurance. Commissions paid to Distributors may be up to 8 1/4% of the Premium paid.

O       STATE REGULATION
        We are subject to regulation and supervision by the Insurance Department of the State of Nebraska, which periodically examines our affairs. We are also subject to the insurance laws and regulations of all jurisdictions where we are authorized to do business. The Policy has been approved by the Insurance Department of the State of Nebraska and other jurisdictions.
        We submit annual statements of our operations, including financial statements, to the insurance departments of the various jurisdictions in which we do business, for the purpose of determining solvency and compliance with local insurance laws and regulations.

O       LEGAL MATTERS
        We know of no material legal proceedings pending to which the Variable Account is a party or which would materially affect the Variable Account. We are not involved in any litigation of material importance to our total assets or to the Variable Account.
        Legal matters in connection with the Policy have been passed upon by our Law Staff.

O       INDEPENDENT AUDITORS

     The Financial Statements of United of Omaha Life Insurance Company as of and for the year ended December 31, 1996, and of United of Omaha Separate Account B for the year ended December 31, 1997 for the period from August 13, 1997 (inception) to December 31, 1997, included in this Registration Statement have been audited by independent auditors Deloitte & Touche LLP, Omaha, Nebraska, as stated in their report appearing herein. The financial statements of United of Omaha Life Insurance Company as of December 31, 1995, and for the two years then ended was audited by independent auditors Coopers & Lybrand, LLP, Omaha, Nebraska, as stated in their report appearing herein. The financial statements of United of Omaha Life Insurance Company should be considered only as bearing on the ability of United of Omaha to meet its obligations under the Policies. They should not be considered as bearing on the investment performance of the assets held in the Variable Account.

O       REGISTRATION STATEMENT
        This prospectus omits certain information contained in the Registration Statement filed with the SEC. Copies of such additional information may be obtained from the SEC upon payment of the prescribed fee.

-----------------------------------------------------------
ILLUSTRATIONS
DEATH BENEFITS, CASH SURRENDER VALUE AND ACCUMULATED PREMIUMS

        The tables in this Section illustrate how the Policy operates. They show how the Death Benefit, Cash Surrender Value, and Accumulation Value could vary over an extended period of time assuming hypothetical gross rates of return (i.e. investment income and capital gains and losses, realized or unrealized) for the Variable Account equal to constant after tax annual rates of 0%, 6%, and 12%. The tables are illustrated for this Policy based on Specified Amount of life insurance coverage of $250,000 and $500,000 for a male age 35, 45 and 55. The Insureds are assumed to be preferred rate class. The tables reflect the 0.70% mortality and expense risk charge deducted from Variable Account assets, the monthly $7 administrative charge, the $2.00 premium processing charge, the deduction of 3.75% of premium payments for state (where permitted) and federal taxes and the current cost of insurance charge. The tables also include Accumulation Values, Cash Surrender Values and Death Benefit amounts that reflect a 0.90% mortality and expense risk charge, the maximum mortality and expense charge the company is contractually entitled to assess under the Policy as well as a cost of insurance charge based upon the guaranteed cost of insurance charge.. These tables may assist in comparison of Death Benefits, Cash Surrender Values and Accumulation Values with those under other variable life insurance policies that may be issued by United of Omaha or other companies. It is also assumed that no riders are attached to the base policy illustrated.

        Death Benefits, Cash Surrender Values, and Accumulation Values for a Policy would be different from the amounts shown if the actual gross rates of return averaged 0%, 6% or 12%, but varied above and below that average for the period, if the initial premium was paid in another amount, if additional payments were made, or if any Policy loan or partial withdrawal was made during the period of time illustrated. They would also be different depending on the allocation of Accumulation Value among the Variable Account's Subaccounts, if the actual gross rates of return averaged 0%, 6% or 12%, but varied above and below that average for the period.

        The amounts for the Death Benefit, Cash Surrender Value, and Accumulation Value shown in the tables reflect the fact that an expense charge and a charge for the cost of insurance are deducted from the Accumulation Value on each Monthly Deduction Date. The Cash Surrender Values shown in the tables reflect the fact that a Surrender Charge is deducted from the Accumulation Value upon surrender or lapse during the first 12 years following each premium payment. The amounts shown in the tables also take into account an average daily charge equal to an annual charge of 0.89% of the average daily net assets of the Portfolios for the investment advisory fees and operating expenses. The gross annual investment return rates of 0%, 6%, and 12% on the Portfolio's assets are equal to net annual investment return rates of -0.89%, 5.11%, 11.11%, respectively.

        The hypothetical rates of return shown in the tables do not reflect any tax charges attributable to the Variable Account, since no such charges are currently made. If any such charges are imposed in the future, the gross annual rate of return would have to exceed the rates shown by an amount sufficient to cover the tax charges, in order to produce the Death Benefits, Cash Surrender Values and Accumulation Values illustrated.

        The second column of each table shows the amount which would accumulate if an amount equal to the annual premium required to keep the Policy in force were invested to earn interest of 5% per year, compounded annually.

        Upon request, United of Omaha will provide a comparable illustration based upon the proposed Insured's actual age, sex and underwriting classification, the specified amount, the proposed amount and frequency of premium payments and any available riders requested.


                     UNITED OF OMAHA LIFE INSURANCE COMPANY
                    FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE

                            HYPOTHETICAL ILLUSTRATION
      ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 0% (-0.93NET)

                      Male issue            age 45
                      Preferred Nontobacco Class
                      Initial Specified Amount      $250,000
                      Annual Planned Premium       $3,120


                                    CURRENT CHARGES *                   GUARANTEED CHARGES **
                              --------- ------------ --------    ------------ ----------- --------
                 PREMIUMS
 END OF         ACCUMULATD    ACCUMU-      CASH                    ACCUMU-       CASH
CONTRACT      AT 5% INTEREST   LATION    SURRENDER    DEATH        LATION     SURRENDER    DEATH
  YEAR           PER YEAR      VALUE       VALUE     BENEFIT        VALUE       VALUE     BENEFIT
    1              3,276        2,281          0     250,000        2,022            0    250,000
    2              6,716        4,482          0     250,000        3,951            0    250,000
    3             10,328        6,604        604     250,000        5,782            0    250,000
    4             14,120        8,642      2,642     250,000        7,512        1,512    250,000
    5             18,102       10,593      4,593     250,000        9,135        3,135    250,000
    6             22,283       12,461      7,211     250,000       10,642        5,392    250,000
    7             26,673       14,230      9,730     250,000       12,022        7,522    250,000
    8             31,283       15,890     12,140     250,000       13,260        9,510    250,000
    9             36,123       17,433     14,433     250,000       14,341       11,341    250,000
   10             41,205       18,848     16,598     250,000       15,251       13,001    250,000
   11             46,541       20,638     19,138     250,000       16,001       14,501    250,000
   12             52,145       22,325     21,575     250,000       16,551       15,801    250,000
   13             58,028       23,928     23,928     250,000       16,893       16,893    250,000
   14             64,205       25,421     25,421     250,000       17,004       17,004    250,000
   15             70,691       26,795     26,795     250,000       16,859       16,859    250,000
   16             77,502       28,041     28,041     250,000       16,427       16,427    250,000
   17             84,653       29,147     29,147     250,000       15,676       15,676    250,000
   18             92,162       30,065     30,065     250,000       14,555       14,555    250,000
   19            100,046       30,807     30,807     250,000       13,010       13,010    250,000
   20            108,324       31,358     31,358     250,000       10,987       10,987    250,000

   25            156,354       31,158     31,158     250,000            0            0    250,000
   35            295,889        5,171      5,171     250,000            0            0    250,000


* These values reflect investment results using current cost of insurance rates and expense charges. ** These values reflect investment results using guaranteed cost of insurance rates and expense charges.

The hypothetical investment results shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of different factors, including the investment allocations by the owner and different investment rates of return for the Portfolios. The Death Benefit, Accumulation Value and Cash Surrender Value for a Policy would be different from those shown if the actual investment rates of return averaged the rates shown above over a period of years, but fluctuated above or below those averages from individual Policy years. Theses values would also be different if any Policy loan or partial withdrawal were made during the period. No representation can be made that these assumed investment rates of return can be achieved for any one year or sustained over any period of time.
                                       34


                     UNITED OF OMAHA LIFE INSURANCE COMPANY
                    FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE

                            HYPOTHETICAL ILLUSTRATION
     ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 6% (5.07% NET)

                      Male issue            age 45
                      Preferred Nontobacco Class
                      Initial Specified Amount      $250,000
                      Annual Planned Premium       $3,120


                                    CURRENT CHARGES *                   GUARANTEED CHARGES **
                              --------- ------------ --------    ------------ ----------- --------
                 PREMIUMS
 END OF         ACCUMULATD    ACCUMU-      CASH                    ACCUMU-       CASH
CONTRACT      AT 5% INTEREST   LATION    SURRENDER    DEATH        LATION     SURRENDER    DEATH
  YEAR           PER YEAR      VALUE       VALUE     BENEFIT        VALUE       VALUE     BENEFIT
    1              3,276         2,438         0     250,000        2,171            0    250,000
    2              6,716         4,939         0     250,000        4,374            0    250,000
    3             10,328         7,503     1,503     250,000        6,606          606    250,000
    4             14,120        10,130     4,130     250,000        8,863        2,863    250,000
    5             18,102        12,818     6,818     250,000       11,141        5,141    250,000
    6             22,283        15,572    10,322     250,000       13,428        8,178    250,000
    7             26,673        18,379    13,879     250,000       15,714       11,214    250,000
    8             31,283        21,232    17,482     250,000       17,985       14,235    250,000
    9             36,123        24,123    21,123     250,000       20,222       17,222    250,000
   10             41,205        27,044    24,794     250,000       22,411       20,161    250,000
   11             46,541        30,509    29,009     250,000       24,573       23,073    250,000
   12             52,145        34,063    33,313     250,000       26,658       25,908    250,000
   13             58,028        37,726    37,726     250,000       28,655       28,655    250,000
   14             64,205        41,480    41,480     250,000       30,539       30,539    250,000
   15             70,691        45,322    45,322     250,000       32,281       32,281    250,000
   16             77,502        49,249    49,249     250,000       33,848       33,848    250,000
   17             84,653        53,257    53,257     250,000       35,203       35,203    250,000
   18             92,162        57,309    57,309     250,000       36,292       36,292    250,000
   19            100,046        61,421    61,421     250,000       37,054       37,054    250,000
   20            108,324        65,587    65,587     250,000       37,429       37,429    250,000

   25            156,354        87,489    87,489     250,000       30,905       30,905    250,000
   35            295,889       135,917   135,917     250,000            0            0    250,000


* These values reflect investment results using current cost of insurance rates and expense charges. ** These values reflect investment results using guaranteed cost of insurance rates and expense charges.

The hypothetical investment results shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of different factors, including the investment allocations by the owner and different investment rates of return for the Portfolios. The Death Benefit, Accumulation Value and Cash Surrender Value for a Policy would be different from those shown if the actual investment rates of return averaged the rates shown above over a period of years, but fluctuated above or below those averages from individual Policy years. Theses values would also be different if any Policy loan or partial withdrawal were made during the period. No representation can be made that these assumed investment rates of return can be achieved for any one year or sustained over any period of time.



                     UNITED OF OMAHA LIFE INSURANCE COMPANY
                    FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE

                            HYPOTHETICAL ILLUSTRATION
    ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 12% (11.07% NET)

                      Male issue            age 45
                      Preferred Nontobacco Class
                      Initial Specified Amount      $250,000
                      Annual Planned Premium       $3,120



                                    CURRENT CHARGES *                   GUARANTEED CHARGES **
                              --------- ------------ --------    ------------ ----------- --------
                 PREMIUMS
 END OF         ACCUMULATD    ACCUMU-      CASH                    ACCUMU-       CASH
CONTRACT      AT 5% INTEREST   LATION    SURRENDER    DEATH        LATION     SURRENDER    DEATH
  YEAR           PER YEAR      VALUE       VALUE     BENEFIT        VALUE       VALUE     BENEFIT
    1              3,276         2,595         0     250,000         2,321            0   250,000
    2              6,716         5,415         0     250,000         4,817            0   250,000
    3             10,328         8,479     2,479     250,000         7,503        1,503   250,000
    4             14,120        11,811     5,811     250,000        10,395        4,395   250,000
    5             18,102        15,434     9,434     250,000        13,507        7,507   250,000
    6             22,283        19,383    14,133     250,000        16,856       11,606   250,000
    7             26,673        23,677    19,177     250,000        20,453       15,953   250,000
    8             31,283        28,343    24,593     250,000        24,314       20,564   250,000
    9             36,123        33,413    30,413     250,000        28,453       25,453   250,000
   10             41,205        38,924    36,674     250,000        32,890       30,640   250,000
   11             46,541        45,447    43,947     250,000        37,704       36,204   250,000
   12             52,145        52,602    51,852     250,000        42,881       42,131   250,000
   13             58,028        60,476    60,476     250,000        48,459       48,459   250,000
   14             64,205        69,128    69,128     250,000        54,475       54,475   250,000
   15             70,691        78,643    78,643     250,000        60,968       60,968   250,000
   16             77,502        89,116    89,116     250,000        67,984       67,984   250,000
   17             84,653       100,653   100,653     250,000        75,579       75,579   250,000
   18             92,162       113,354   113,354     250,000        83,806       83,806   250,000
   19            100,046       127,376   127,376     250,000        92,734       92,734   250,000
   20            108,324       142,881   142,881     250,000       102,454      102,454   250,000

   25            156,354       250,171   250,171     290,198       167,969      167,969   250,000
   35            295,889       717,756   717,756     753,644       479,028      479,028   502,979


* These values reflect investment results using current cost of insurance rates and expense charges. ** These values reflect investment results using guaranteed cost of insurance rates and expense charges.

The hypothetical investment results shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of different factors, including the investment allocations by the owner and different investment rates of return for the Portfolios. The Death Benefit, Accumulation Value and Cash Surrender Value for a Policy would be different from those shown if the actual investment rates of return averaged the rates shown above over a period of years, but fluctuated above or below those averages from individual Policy years. Theses values would also be different if any Policy loan or partial withdrawal were made during the period. No representation can be made that these assumed investment rates of return can be achieved for any one year or sustained over any period of time.



                     UNITED OF OMAHA LIFE INSURANCE COMPANY
                    FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE

                            HYPOTHETICAL ILLUSTRATION
     ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 0% (-0.93% NET)

                      Male issue            age 55
                      Preferred Nontobacco Class
                      Initial Specified Amount      $250,000
                      Annual Planned Premium       $5,220


                                    CURRENT CHARGES *                   GUARANTEED CHARGES **
                              --------- ------------ --------    ------------ ----------- --------
                 PREMIUMS
 END OF         ACCUMULATD    ACCUMU-      CASH                    ACCUMU-       CASH
CONTRACT      AT 5% INTEREST   LATION    SURRENDER    DEATH        LATION     SURRENDER    DEATH
  YEAR           PER YEAR      VALUE       VALUE     BENEFIT        VALUE       VALUE     BENEFIT
    1               5,481       3,688          0     250,000        2,852            0    250,000
    2              11,236       7,216          0     250,000        5,478            0    250,000
    3              17,279      10,601        351     250,000        7,871            0    250,000
    4              23,624      13,816      3,566     250,000       10,014            0    250,000
    5              30,286      16,852      6,602     250,000       11,883        1,633    250,000
    6              37,281      19,697     11,697     250,000       13,455        5,455    250,000
    7              44,626      22,338     16,338     250,000       14,700        8,700    250,000
    8              52,339      24,724     20,724     250,000       15,575       11,575    250,000
    9              60,437      26,863     24,863     250,000       16,033       14,033    250,000
   10              68,939      28,734     28,734     250,000       16,029       16,029    250,000
   11              77,867      31,057     31,057     250,000       15,546       15,546    250,000
   12              87,242      33,192     33,192     250,000       14,507       14,507    250,000
   13              97,085      35,188     35,188     250,000       12,863       12,863    250,000
   14             107,420      36,994     36,994     250,000       10,546       10,546    250,000
   15             118,272      38,597     38,597     250,000        7,460        7,460    250,000
   16             129,667      39,981     39,981     250,000        3,476        3,476    250,000
   17             141,631      41,047     41,047     250,000            0            0    250,000
   18             154,194      41,752     41,752     250,000            0            0    250,000
   19             167,384      42,048     42,048     250,000            0            0    250,000
   20             181,234      41,894     41,894     250,000            0            0    250,000

   25             261,592      34,674     34,674     250,000            0            0    250,000
   35             495,046           0          0     0                  0            0          0


* These values reflect investment results using current cost of insurance rates and expense charges. ** These values reflect investment results using guaranteed cost of insurance rates and expense charges.

The hypothetical investment results shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of different factors, including the investment allocations by the owner and different investment rates of return for the Portfolios. The Death Benefit, Accumulation Value and Cash Surrender Value for a Policy would be different from those shown if the actual investment rates of return averaged the rates shown above over a period of years, but fluctuated above or below those averages from individual Policy years. Theses values would also be different if any Policy loan or partial withdrawal were made during the period. No representation can be made that these assumed investment rates of return can be achieved for any one year or sustained over any period of time.

                     UNITED OF OMAHA LIFE INSURANCE COMPANY
                    FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE

                            HYPOTHETICAL ILLUSTRATION
     ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 6% (5.07% NET)

                      Male issue            age 55
                      Preferred Nontobacco Class
                      Initial Specified Amount      $250,000
                      Annual Planned Premium       $5,220



                                    CURRENT CHARGES *                   GUARANTEED CHARGES **
                              --------- ------------ --------    ------------ ----------- --------
                 PREMIUMS
 END OF         ACCUMULATD    ACCUMU-      CASH                    ACCUMU-       CASH
CONTRACT      AT 5% INTEREST   LATION    SURRENDER    DEATH        LATION     SURRENDER    DEATH
  YEAR           PER YEAR      VALUE       VALUE     BENEFIT        VALUE       VALUE     BENEFIT
    1              5,481         3,947         0     250,000         3,085           0    250,000
    2             11,236         7,964         0     250,000         6,120           0    250,000
    3             17,279        12,070     1,820     250,000         9,096           0    250,000
    4             23,624        16,243     5,993     250,000        11,992       1,742    250,000
    5             30,286        20,473    10,223     250,000        14,778       4,528    250,000
    6             37,281        24,752    16,752     250,000        17,426       9,426    250,000
    7             44,626        29,071    23,071     250,000        19,900      13,900    250,000
    8             52,339        33,383    29,383     250,000        22,149      18,149    250,000
    9             60,437        37,696    35,696     250,000        24,117      22,117    250,000
   10             68,939        41,994    41,994     250,000        25,749      25,749    250,000
   11             77,867        47,002    47,002     250,000        27,030      27,030    250,000
   12             87,242        52,118    52,118     250,000        27,861      27,861    250,000
   13             97,085        57,401    57,401     250,000        28,173      28,173    250,000
   14            107,420        62,815    62,815     250,000        27,880      27,880    250,000
   15            118,272        68,365    68,365     250,000        26,867      26,867    250,000
   16            129,667        74,050    74,050     250,000        24,976      24,976    250,000
   17            141,631        79,806    79,806     250,000        22,006      22,006    250,000
   18            154,194        85,616    85,616     250,000        17,694      17,694    250,000
   19            167,384        91,465    91,465     250,000        11,728      11,728    250,000
   20            181,234        97,348    97,348     250,000         3,754       3,754    250,000

   25            261,592       128,870   128,870     250,000             0           0    250,000
   35            495,046       209,785   209,785     250,000             0           0          0


* These values reflect investment results using current cost of insurance rates and expense charges. ** These values reflect investment results using guaranteed cost of insurance rates and expense charges.

The hypothetical investment results shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of different factors, including the investment allocations by the owner and different investment rates of return for the Portfolios. The Death Benefit, Accumulation Value and Cash Surrender Value for a Policy would be different from those shown if the actual investment rates of return averaged the rates shown above over a period of years, but fluctuated above or below those averages from individual Policy years. Theses values would also be different if any Policy loan or partial withdrawal were made during the period. No representation can be made that these assumed investment rates of return can be achieved for any one year or sustained over any period of time.



                     UNITED OF OMAHA LIFE INSURANCE COMPANY
                    FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE

                            HYPOTHETICAL ILLUSTRATION
    ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 12% (11.07% NET)

                      Male issue            age 55
                      Preferred Nontobacco Class
                      Initial Specified Amount      $250,000
                      Annual Planned Premium       $5,220



                                    CURRENT CHARGES *                   GUARANTEED CHARGES **
                              --------- ------------ ---------   ------------- ---------- --------
                 PREMIUMS
 END OF         ACCUMULATD    ACCUMU-      CASH                    ACCUMU-       CASH
CONTRACT      AT 5% INTEREST   LATION    SURRENDER    DEATH         LATION     SURRENDER   DEATH
  YEAR           PER YEAR      VALUE       VALUE     BENEFIT        VALUE        VALUE    BENEFIT
    1               5,481         4,207         0      250,000        3,318            0  250,000
    2              11,236         8,745         0      250,000        6,793            0  250,000
    3              17,279        13,667     3,417      250,000       10,435          185  250,000
    4              23,624        18,986     8,736      250,000       14,245        3,995  250,000
    5              30,286        24,738    14,488      250,000       18,221        7,971  250,000
    6              37,281        30,960    22,960      250,000       22,361       14,361  250,000
    7              44,626        37,696    31,696      250,000       26,661       20,661  250,000
    8              52,339        44,959    40,959      250,000       31,104       27,104  250,000
    9              60,437        52,825    50,825      250,000       35,676       33,676  250,000
   10              68,939        61,356    61,356      250,000       40,364       40,364  250,000
   11              77,867        71,353    71,353      250,000       45,233       45,233  250,000
   12              87,242        82,354    82,354      250,000       50,228       50,228  250,000
   13              97,085        94,533    94,533      250,000       55,355       55,355  250,000
   14             107,420       108,002   108,002      250,000       60,614       60,614  250,000
   15             118,272       122,928   122,928      250,000       65,995       65,995  250,000
   16             129,667       139,503   139,503      250,000       71,474       71,474  250,000
   17             141,631       157,909   157,909      250,000       77,015       77,015  250,000
   18             154,194       178,410   178,410      250,000       82,565       82,565  250,000
   19             167,384       201,328   201,328      250,000       88,073       88,073  250,000
   20             181,234       227,057   227,057      250,000       93,507       93,507  250,000

   25             261,592       404,297   404,297      424,512      119,586      119,586  250,000
   35             495,046     1,150,764 1,150,764    1,208,302      150,413      150,413  250,000


* These values reflect investment results using current cost of insurance rates and expense charges. ** These values reflect investment results using guaranteed cost of insurance rates and expense charges.

The hypothetical investment results shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of different factors, including the investment allocations by the owner and different investment rates of return for the Portfolios. The Death Benefit, Accumulation Value and Cash Surrender Value for a Policy would be different from those shown if the actual investment rates of return averaged the rates shown above over a period of years, but fluctuated above or below those averages from individual Policy years. Theses values would also be different if any Policy loan or partial withdrawal were made during the period. No representation can be made that these assumed investment rates of return can be achieved for any one year or sustained over any period of time.



                     UNITED OF OMAHA LIFE INSURANCE COMPANY
                    FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE

                            HYPOTHETICAL ILLUSTRATION
     ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 0% (-0.93% NET)

                      Female issue          age 45
                      Preferred Nontobacco Class
                      Initial Specified Amount      $250,000
                      Annual Planned Premium       $2,500



                                    CURRENT CHARGES *                   GUARANTEED CHARGES **
                              --------- ------------ --------    ------------ ----------- --------
                 PREMIUMS
 END OF         ACCUMULATD    ACCUMU-      CASH                    ACCUMU-       CASH
CONTRACT      AT 5% INTEREST   LATION    SURRENDER    DEATH        LATION     SURRENDER    DEATH
  YEAR           PER YEAR      VALUE       VALUE     BENEFIT        VALUE       VALUE     BENEFIT
    1              2,625        1,748          0     250,000        1,522            0    250,000
    2              5,381        3,436          0     250,000        2,972            0    250,000
    3              8,275        5,060         60     250,000        4,348            0    250,000
    4             11,314        6,621      1,621     250,000        5,648          648    250,000
    5             14,505        8,115      3,115     250,000        6,866        1,866    250,000
    6             17,855        9,547      5,297     250,000        7,998        3,748    250,000
    7             21,373       10,903      7,153     250,000        9,038        5,288    250,000
    8             25,066       12,177      9,177     250,000        9,975        6,975    250,000
    9             28,945       13,366     10,866     250,000       10,802        8,302    250,000
   10             33,017       14,463     12,713     250,000       11,519        9,769    250,000
   11             37,293       15,894     14,644     250,000       12,139       10,889    250,000
   12             41,782       17,253     16,753     250,000       12,646       12,146    250,000
   13             46,497       18,541     18,541     250,000       13,043       13,043    250,000
   14             51,446       19,754     19,754     250,000       13,332       13,332    250,000
   15             56,644       20,888     20,888     250,000       13,499       13,499    250,000
   16             62,101       21,939     21,939     250,000       13,525       13,525    250,000
   17             67,831       22,885     22,885     250,000       13,376       13,376    250,000
   18             73,848       23,715     23,715     250,000       13,013       13,013    250,000
   19             80,165       24,418     24,418     250,000       12,385       12,385    250,000
   20             86,798       24,983     24,983     250,000       11,459       11,459    250,000

   25            125,284       25,825     25,825     250,000        1,649        1,649    250,000
   35            237,091       10,137     10,137     250,000            0            0    250,000


* These values reflect investment results using current cost of insurance rates and expense charges. ** These values reflect investment results using guaranteed cost of insurance rates and expense charges.

The hypothetical investment results shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of different factors, including the investment allocations by the owner and different investment rates of return for the Portfolios. The Death Benefit, Accumulation Value and Cash Surrender Value for a Policy would be different from those shown if the actual investment rates of return averaged the rates shown above over a period of years, but fluctuated above or below those averages from individual Policy years. Theses values would also be different if any Policy loan or partial withdrawal were made during the period. No representation can be made that these assumed investment rates of return can be achieved for any one year or sustained over any period of time.



                     UNITED OF OMAHA LIFE INSURANCE COMPANY
                    FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE

                            HYPOTHETICAL ILLUSTRATION
     ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 6% (5.07% NET)

                      Female issue          age 45
                      Preferred Nontobacco Class
                      Initial Specified Amount      $250,000
                      Annual Planned Premium       $2,500



                                    CURRENT CHARGES *                   GUARANTEED CHARGES **
                              --------- ------------ --------    ------------ ----------- --------
                 PREMIUMS
 END OF         ACCUMULATD    ACCUMU-      CASH                    ACCUMU-       CASH
CONTRACT      AT 5% INTEREST   LATION    SURRENDER    DEATH        LATION     SURRENDER    DEATH
  YEAR           PER YEAR      VALUE       VALUE     BENEFIT        VALUE       VALUE     BENEFIT
    1              2,625         1,872         0     250,000         1,638           0    250,000
    2              5,381         3,791         0     250,000         3,299           0    250,000
    3              8,275         5,759       759     250,000         4,981           0    250,000
    4             11,314         7,773     2,773     250,000         6,681       1,681    250,000
    5             14,505         9,835     4,835     250,000         8,395       3,395    250,000
    6             17,855        11,948     7,698     250,000        10,117       5,867    250,000
    7             21,373        14,101    10,351     250,000        11,842       8,092    250,000
    8             25,066        16,290    13,290     250,000        13,557      10,557    250,000
    9             28,945        18,513    16,013     250,000        15,255      12,755    250,000
   10             33,017        20,763    19,013     250,000        16,933      15,183    250,000
   11             37,293        23,479    22,229     250,000        18,615      17,365    250,000
   12             41,782        26,271    25,771     250,000        20,275      19,775    250,000
   13             46,497        29,143    29,143     250,000        21,916      21,916    250,000
   14             51,446        32,095    32,095     250,000        23,539      23,539    250,000
   15             56,644        35,126    35,126     250,000        25,131      25,131    250,000
   16             62,101        38,237    38,237     250,000        26,670      26,670    250,000
   17             67,831        41,413    41,413     250,000        28,124      28,124    250,000
   18             73,848        44,647    44,647     250,000        29,449      29,449    250,000
   19             80,165        47,931    47,931     250,000        30,595      30,595    250,000
   20             86,798        51,262    51,262     250,000        31,520      31,520    250,000

   25            125,284        68,867    68,867     250,000        31,840      31,840    250,000
   35            237,091       106,430   106,430     250,000             0           0    250,000


* These values reflect investment results using current cost of insurance rates and expense charges. ** These values reflect investment results using guaranteed cost of insurance rates and expense charges.

The hypothetical investment results shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of different factors, including the investment allocations by the owner and different investment rates of return for the Portfolios. The Death Benefit, Accumulation Value and Cash Surrender Value for a Policy would be different from those shown if the actual investment rates of return averaged the rates shown above over a period of years, but fluctuated above or below those averages from individual Policy years. Theses values would also be different if any Policy loan or partial withdrawal were made during the period. No representation can be made that these assumed investment rates of return can be achieved for any one year or sustained over any period of time.



                     UNITED OF OMAHA LIFE INSURANCE COMPANY
                    FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE

                            HYPOTHETICAL ILLUSTRATION
    ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 12% (11.07% NET)

                      Female issue          age 45
                      Preferred Nontobacco Class
                      Initial Specified Amount      $250,000
                      Annual Planned Premium       $2,500



                                    CURRENT CHARGES *                   GUARANTEED CHARGES **
                              --------- ------------ --------    ------------ ----------- --------
                 PREMIUMS
 END OF         ACCUMULATD    ACCUMU-      CASH                    ACCUMU-       CASH
CONTRACT      AT 5% INTEREST   LATION    SURRENDER    DEATH        LATION     SURRENDER    DEATH
  YEAR           PER YEAR      VALUE       VALUE     BENEFIT        VALUE       VALUE     BENEFIT
    1              2,625         1,996          0    250,000         1,755            0   250,000
    2              5,381         4,163          0    250,000         3,641            0   250,000
    3              8,275         6,517      1,517    250,000         5,669          669   250,000
    4             11,314         9,076      4,076    250,000         7,853        2,853   250,000
    5             14,505        11,858      6,858    250,000        10,202        5,202   250,000
    6             17,855        14,891     10,641    250,000        12,728        8,478   250,000
    7             21,373        18,188     14,438    250,000        15,444       11,694   250,000
    8             25,066        21,770     18,770    250,000        18,361       15,361   250,000
    9             28,945        25,665     23,165    250,000        21,492       18,992   250,000
   10             33,017        29,900     28,150    250,000        24,862       23,112   250,000
   11             37,293        34,961     33,711    250,000        28,537       27,287   250,000
   12             41,782        40,515     40,015    250,000        32,516       32,016   250,000
   13             46,497        46,616     46,616    250,000        36,840       36,840   250,000
   14             51,446        53,322     53,322    250,000        41,550       41,550   250,000
   15             56,644        60,697     60,697    250,000        46,683       46,683   250,000
   16             62,101        68,813     68,813    250,000        52,272       52,272   250,000
   17             67,831        77,738     77,738    250,000        58,348       58,348   250,000
   18             73,848        87,558     87,558    250,000        64,942       64,942   250,000
   19             80,165        98,370     98,370    250,000        72,086       72,086   250,000
   20             86,798       110,290    110,290    250,000        79,835       79,835   250,000

   25            125,284       192,004    192,004    250,000       131,039      131,039   250,000
   35            237,091       554,625    554,625    582,357       367,786      367,786   386,175


* These values reflect investment results using current cost of insurance rates and expense charges. ** These values reflect investment results using guaranteed cost of insurance rates and expense charges.

The hypothetical investment results shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of different factors, including the investment allocations by the owner and different investment rates of return for the Portfolios. The Death Benefit, Accumulation Value and Cash Surrender Value for a Policy would be different from those shown if the actual investment rates of return averaged the rates shown above over a period of years, but fluctuated above or below those averages from individual Policy years. Theses values would also be different if any Policy loan or partial withdrawal were made during the period. No representation can be made that these assumed investment rates of return can be achieved for any one year or sustained over any period of time.



                     UNITED OF OMAHA LIFE INSURANCE COMPANY
                    FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE

                            HYPOTHETICAL ILLUSTRATION
     ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 0% (-0.93% NET)

                      Male issue            age 45
                      Nonpreferred Nontobacco Class
                      Initial Specified Amount      $250,000
                      Annual Planned Premium       $3,120



                                    CURRENT CHARGES *                   GUARANTEED CHARGES **
                              --------- ------------ --------    ------------ ----------- --------
                 PREMIUMS
 END OF         ACCUMULATD    ACCUMU-      CASH                    ACCUMU-       CASH
CONTRACT      AT 5% INTEREST   LATION    SURRENDER    DEATH        LATION     SURRENDER    DEATH
  YEAR           PER YEAR      VALUE       VALUE     BENEFIT        VALUE       VALUE     BENEFIT
    1              3,276        2,202          0     250,000        2,022            0    250,000
    2              6,716        4,322          0     250,000        3,951            0    250,000
    3             10,328        6,355        355     250,000        5,782            0    250,000
    4             14,120        8,300      2,300     250,000        7,512        1,512    250,000
    5             18,102       10,153      4,153     250,000        9,135        3,135    250,000
    6             22,283       11,906      6,656     250,000       10,642        5,392    250,000
    7             26,673       13,549      9,049     250,000       12,022        7,522    250,000
    8             31,283       15,072     11,322     250,000       13,260        9,510    250,000
    9             36,123       16,468     13,468     250,000       14,341       11,341    250,000
   10             41,205       17,719     15,469     250,000       15,251       13,001    250,000
   11             46,541       19,240     17,740     250,000       16,001       14,501    250,000
   12             52,145       20,639     19,889     250,000       16,551       15,801    250,000
   13             58,028       21,915     21,915     250,000       16,893       16,893    250,000
   14             64,205       23,059     23,059     250,000       17,004       17,004    250,000
   15             70,691       24,058     24,058     250,000       16,859       16,859    250,000
   16             77,502       24,902     24,902     250,000       16,427       16,427    250,000
   17             84,653       25,548     25,548     250,000       15,676       15,676    250,000
   18             92,162       25,968     25,968     250,000       14,555       14,555    250,000
   19            100,046       26,133     26,133     250,000       13,010       13,010    250,000
   20            108,324       26,016     26,016     250,000       10,987       10,987    250,000

   25            156,354       21,449     21,449     250,000            0            0    250,000
   35            295,889            0          0     250,000            0            0    250,000


* These values reflect investment results using current cost of insurance rates and expense charges. ** These values reflect investment results using guaranteed cost of insurance rates and expense charges.

The hypothetical investment results shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of different factors, including the investment allocations by the owner and different investment rates of return for the Portfolios. The Death Benefit, Accumulation Value and Cash Surrender Value for a Policy would be different from those shown if the actual investment rates of return averaged the rates shown above over a period of years, but fluctuated above or below those averages from individual Policy years. Theses values would also be different if any Policy loan or partial withdrawal were made during the period. No representation can be made that these assumed investment rates of return can be achieved for any one year or sustained over any period of time.



                     UNITED OF OMAHA LIFE INSURANCE COMPANY
                    FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE

                            HYPOTHETICAL ILLUSTRATION
     ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 6% (5.07% NET)

                      Male issue            age 45
                      Nonpreferred Nontobacco Class
                      Initial Specified Amount      $250,000
                      Annual Planned Premium       $3,120



                                    CURRENT CHARGES *                   GUARANTEED CHARGES **
                              --------- ------------ --------    ------------ ----------- --------
                 PREMIUMS
 END OF         ACCUMULATD    ACCUMU-      CASH                    ACCUMU-       CASH
CONTRACT      AT 5% INTEREST   LATION    SURRENDER    DEATH        LATION     SURRENDER    DEATH
  YEAR           PER YEAR      VALUE       VALUE     BENEFIT        VALUE       VALUE     BENEFIT
    1              3,276        2,357          0     250,000        2,171            0    250,000
    2              6,716        4,768          0     250,000        4,374            0    250,000
    3             10,328        7,232      1,232     250,000        6,606          606    250,000
    4             14,120        9,747      3,747     250,000        8,863        2,863    250,000
    5             18,102       12,311      6,311     250,000       11,141        5,141    250,000
    6             22,283       14,919      9,669     250,000       13,428        8,178    250,000
    7             26,673       17,560     13,060     250,000       15,714       11,214    250,000
    8             31,283       20,227     16,477     250,000       17,985       14,235    250,000
    9             36,123       22,911     19,911     250,000       20,222       17,222    250,000
   10             41,205       25,599     23,349     250,000       22,411       20,161    250,000
   11             46,541       28,714     27,214     250,000       24,573       23,073    250,000
   12             52,145       31,880     31,130     250,000       26,658       25,908    250,000
   13             58,028       35,099     35,099     250,000       28,655       28,655    250,000
   14             64,205       38,364     38,364     250,000       30,539       30,539    250,000
   15             70,691       41,669     41,669     250,000       32,281       32,281    250,000
   16             77,502       45,006     45,006     250,000       33,848       33,848    250,000
   17             84,653       48,341     48,341     250,000       35,203       35,203    250,000
   18             92,162       51,650     51,650     250,000       36,292       36,292    250,000
   19            100,046       54,913     54,913     250,000       37,054       37,054    250,000
   20            108,324       58,107     58,107     250,000       37,429       37,429    250,000

   25            156,354       73,434     73,434     250,000       30,905       30,905    250,000
   35            295,889       89,180     89,180     250,000            0            0    250,000


* These values reflect investment results using current cost of insurance rates and expense charges. ** These values reflect investment results using guaranteed cost of insurance rates and expense charges.

The hypothetical investment results shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of different factors, including the investment allocations by the owner and different investment rates of return for the Portfolios. The Death Benefit, Accumulation Value and Cash Surrender Value for a Policy would be different from those shown if the actual investment rates of return averaged the rates shown above over a period of years, but fluctuated above or below those averages from individual Policy years. Theses values would also be different if any Policy loan or partial withdrawal were made during the period. No representation can be made that these assumed investment rates of return can be achieved for any one year or sustained over any period of time.



                            UNITED OF OMAHA LIFE INSURANCE COMPANY
                           FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE

                                  HYPOTHETICAL ILLUSTRATION
           ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 12% (11.07% NET)

                      Male issue            age 45
                      Nonpreferred Nontobacco Class
                      Initial Specified Amount      $250,000
                      Annual Planned Premium       $3,120



                                    CURRENT CHARGES *                   GUARANTEED CHARGES **
                              --------- ------------ --------    ------------ ----------- --------
                 PREMIUMS
 END OF         ACCUMULATD    ACCUMU-      CASH                    ACCUMU-       CASH
CONTRACT      AT 5% INTEREST   LATION    SURRENDER    DEATH        LATION     SURRENDER    DEATH
  YEAR           PER YEAR      VALUE       VALUE     BENEFIT        VALUE       VALUE     BENEFIT
    1               3,276        2,512         0     250,000         2,321           0    250,000
    2               6,716        5,234         0     250,000         4,817           0    250,000
    3              10,328        8,184     2,184     250,000         7,503       1,503    250,000
    4              14,120       11,383     5,383     250,000        10,395       4,395    250,000
    5              18,102       14,852     8,852     250,000        13,507       7,507    250,000
    6              22,283       18,614    13,364     250,000        16,856      11,606    250,000
    7              26,673       22,689    18,189     250,000        20,453      15,953    250,000
    8              31,283       27,101    23,351     250,000        24,314      20,564    250,000
    9              36,123       31,880    28,880     250,000        28,453      25,453    250,000
   10              41,205       37,052    34,802     250,000        32,890      30,640    250,000
   11              46,541       43,100    41,600     250,000        37,704      36,204    250,000
   12              52,145       49,713    48,963     250,000        42,881      42,131    250,000
   13              58,028       56,956    56,956     250,000        48,459      48,459    250,000
   14              64,205       64,895    64,895     250,000        54,475      54,475    250,000
   15              70,691       73,605    73,605     250,000        60,968      60,968    250,000
   16              77,502       83,173    83,173     250,000        67,984      67,984    250,000
   17              84,653       93,675    93,675     250,000        75,579      75,579    250,000
   18              92,162      105,215   105,215     250,000        83,806      83,806    250,000
   19             100,046      117,916   117,916     250,000        92,734      92,734    250,000
   20             108,324      131,927   131,927     250,000       102,454     102,454    250,000

   25             156,354      229,428   229,428     266,136       167,969     167,969    250,000
   35             295,889      658,691   658,691     691,625       479,028     479,028    502,979



* These values reflect investment results using current cost of insurance rates and expense charges. ** These values reflect investment results using guaranteed cost of insurance rates and expense charges.

The hypothetical investment results shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of different factors, including the investment allocations by the owner and different investment rates of return for the Portfolios. The Death Benefit, Accumulation Value and Cash Surrender Value for a Policy would be different from those shown if the actual investment rates of return averaged the rates shown above over a period of years, but fluctuated above or below those averages from individual Policy years. Theses values would also be different if any Policy loan or partial withdrawal were made during the period. No representation can be made that these assumed investment rates of return can be achieved for any one year or sustained over any period of time.

-----------------------------------------------------------
FINANCIAL STATEMENTS

UNITED OF OMAHA
LIFE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF MUTUAL
OF OMAHA INSURANCE COMPANY)


STATUTORY FINANCIAL STATEMENTS AND INDEPENDENT AUDITORS' REPORTS
DECEMBER 31, 1996, 1995 AND 1994

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
United of Omaha Life Insurance Company
Omaha, Nebraska

We have audited the accompanying statutory statement of admitted assets, liabilities, and surplus of United of Omaha Life Insurance Company as of December 31, 1996, and the related statutory statements of income and changes in surplus, and cash flows for the year then ended. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of United of Omaha Life Insurance Company for the years ended December 31, 1995 and 1994 were audited by other auditors whose report, dated April 9, 1997, expressed an unqualified opinion on the presentation of those financial statements in conformity with accounting practices prescribed or permitted by the Insurance Department of the State of Nebraska and also expressed an opinion that the financial statements were not presented in conformity with generally accepted accounting principles. The financial statements are the responsibility of the Company's management.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As more fully described in Note 1 to the financial statements, the Company has prepared these financial statements in conformity with accounting practices prescribed or permitted by the Insurance Department of the State of Nebraska. Those practices differ from generally accepted accounting principles. The effects on the financial statements of the differences between the statutory basis of accounting and generally accepted accounting principles are not reasonably determinable, but are presumed to be material.

In our opinion, because of the effects of the matter discussed in the preceding paragraph, the 1996 financial statements referred to above do not present fairly the financial position of United of Omaha Life Insurance Company as of December 31, 1996, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

However, in our opinion, the statutory financial statements referred to above present fairly, in all material respects, the admitted assets, liabilities, and surplus of United of Omaha Life Insurance Company as of December 31, 1996, and the results of its operations and its cash flows for the year then ended, on the basis of accounting described in Note 1 to the financial statements.


DELOITTE & TOUCHE LLP

Omaha, Nebraska

April 21, 1997

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors
United of Omaha Life Insurance Company
Omaha, Nebraska

We have audited the accompanying balance sheet of United of Omaha Life Insurance Company (a Nebraska corporation and wholly-owned subsidiary of Mutual of Omaha Insurance Company), as of December 31, 1995, and the related statements of operations, capital and surplus, and cash flows for each of the two years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to report on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our originally issued report dated February 23, 1996, we expressed an opinion that the 1995 financial statements, prepared using accounting practices prescribed or permitted by the Insurance Department of the State of Nebraska, presented fairly, in all material respects, the financial position of United of Omaha Life Insurance Company as of December 31, 1995, and the results of its operations and its cash flow for each of the two years in the period ended December 31, 1995 in conformity with generally accepted accounting principles. As described in Note 1 to the financial statements, pursuant to the provisions of Statement of Financial Accounting Standards Board Interpretation 40,
APPLICABILITY OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES TO MUTUAL LIFE INSURANCE AND OTHER ENTERPRISES, as amended ("FIN 40"), financial statements of mutual life insurance enterprises for periods ending on or before December 15, 1996, prepared using accounting practices prescribed or permitted by insurance regulators (statutory financial statements) are no longer considered presentations in conformity with generally accepted accounting principles. Accordingly, our present opinion on the presentation of the 1995 financial statements in accordance with generally accepted accounting principles, as presented herein, is different from that expressed in our previous report.

In our opinion, because of the effects of the matter discussed in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with generally accepted accounting principles, the financial position of United of Omaha Life Insurance Company as of December 31, 1995, or the results of its operations and its cash flows for each of the two years in the period ended December 31, 1995.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of United of Omaha Life Insurance Company as of December 31, 1995, and the results of its operations and its cash flows for the each of the two years in the period ended December 31, 1995, in conformity with accounting practices prescribed or permitted by the Insurance Department of the State of Nebraska.

Coopers & Lybrand L.L.P.

Omaha, Nebraska
February 23, 1996 [except for the change in our opinion as required by FIN 40, for which the date is April 9, 1997]

UNITED OF OMAHA LIFE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF MUTUAL OF OMAHA INSURANCE COMPANY)

STATUTORY STATEMENTS OF ADMITTED ASSETS, LIABILITIES AND SURPLUS
DECEMBER 31, 1996 AND 1995
(IN THOUSANDS)
--------------------------------------------------------------------------------

ADMITTED ASSETS                                                                 1996       1995

Cash and invested assets (Notes 2 and 3):
  Bonds                                                                     $ 6,194,033 $5,348,682
  Preferred stocks                                                                2,967      2,967
  Common stocks                                                                 206,792    215,614
  Mortgage loans                                                                914,877  1,039,336
  Real estate occupied by the Company, net of accumulated
    depreciation of $51,913 in 1996 and $48,176 in 1995                          85,958     89,366
  Real estate acquired in satisfaction of debt, net of
    accumulated depreciation of $3,418 in 1996 and $4,007 in 1995                47,288     53,812
  Investment in real estate, net of accumulated depreciation of $14,576
    in 1996 and$14,052 1995                                                       9,930     13,234
  Policy loans                                                                  118,150    111,335
  Cash and short-term investments                                               117,502    176,000
  Other invested assets                                                          70,027     46,272
                                                                                --------   -------
           Total cash and invested assets                                     7,767,524  7,096,618

Premiums deferred and uncollected                                                94,802     85,015
Investment income due and accrued                                                75,193     73,470
Electronic data processing equipment, net                                        44,971     53,474
Receivable from parent, subsidiaries and affiliates (Note 6)                      8,075      7,671
Other assets (Note 3)                                                            47,050     70,443
Separate accounts assets                                                        499,423    156,212
                                                                                --------   -------
           Total admitted assets                                             $ 8,537,038$ 7,542,903
                                                                             ======================
LIABILITIES

Policy reserves (Notes 6 and 10):
  Aggregate reserve for policies and contracts                              $ 5,427,996$ 4,724,703
  Liability for premium and other deposit funds                               1,670,294  1,746,619
  Policy and contract claims                                                     49,317     48,022
  Other                                                                          74,171     71,293
                                                                                 -------    ------
           Total policy reserves                                              7,221,778  6,590,637

Interest maintenance reserve                                                     26,872     25,378
Asset valuation reserve                                                         114,495    106,346
General expenses and taxes due or accrued (Note 5)                               35,147     32,866
Federal income taxes due or accrued (Note 4)                                     20,241     17,342
Other liabilities (Note 3)                                                       84,293    101,537
Separate accounts liabilities                                                   499,392    156,184
                                                                                --------   -------
           Total liabilities                                                  8,002,218  7,030,290
                                                                              ---------- ---------

SURPLUS

Capital stock, $10 par value, 900,000 shares authorized and outstanding           9,000      9,000
Gross paid-in and contributed surplus                                            62,724     62,724
Unassigned surplus (Note 11)                                                    463,096    440,889
                                                                                --------   -------
           Total surplus                                                        534,820    512,613
                                                                                --------   -------

           Total liabilities and surplus                                     $ 8,537,038 $7,542,903
                                                                             =========== ==========


The accompanying notes are an integral part of these statutory financial statements.

UNITED OF OMAHA LIFE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF MUTUAL OF OMAHA INSURANCE COMPANY)

STATUTORY STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994
(IN THOUSANDS)
--------------------------------------------------------------------------------


                                                                  1996        1995        1994

Income:
  Net premiums and annuity considerations (Notes 6 and 7)      $ 1,285,507 $ 1,278,389 $ 1,198,989
  Other considerations and fund deposits                           260,508      81,818      51,580
  Net investment income (Notes 2 and 6)                            546,634     526,246     444,160
  Other income                                                      20,604      25,233      32,075
                                                                    -------     -------     ------

           Total income                                          2,113,253   1,911,686   1,726,804
                                                                 ----------  ----------  ---------

Benefits and expenses:
  Policyholder and beneficiary benefits (Note 6)                   890,668     728,340     668,542
  Increase in reserves for policyholder and beneficiary benefits   561,185     781,059     718,113
  Commissions                                                      126,692      98,132      97,436
  Operating expenses (Notes 5 and 6)                               175,723     186,158     175,988
  Expense realignment costs (Note 13)                                9,099           -           -
  Net transfers to separate accounts                               277,638      41,074      23,453
                                                                   --------     -------     ------

           Total benefits and expenses                           2,041,005   1,834,763   1,683,532
                                                                 ----------  ----------  ---------

           Net gain from operations before federal income taxes and
             net realized capital gains                             72,248      76,923      43,272

Federal income taxes (Note 4)                                       41,101      30,227      25,500
                                                                    -------     -------     ------
           Net gain from operations before net realized
             capital gains                                          31,147      46,696      17,772

Net realized capital gains (Notes 2 and 6)                          23,461      14,476       4,826
                                                                    -------     -------      -----

           Net income                                             $ 54,608    $ 61,172    $ 22,598
                                                                  =========   =========   ========

The accompanying notes are an integral part of these statutory financial statements.

UNITED OF OMAHA LIFE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF MUTUAL OF OMAHA INSURANCE COMPANY)

STATUTORY STATEMENTS OF CHANGES IN SURPLUS
FOR THE YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994
(IN THOUSANDS)
--------------------------------------------------------------------------------


                                                                 1996        1995        1994

Capital stock:
  Balance at beginning and end of year                            $ 9,000     $ 9,000     $ 9,000
                                                                  --------    --------    -------

Gross paid-in and contributed surplus:
  Balance at beginning of year                                     62,724      62,724      12,724
  Paid-in by Mutual of Omaha Insurance Company (Note 6)                -           -       50,000
                                                                   -------     -------     ------
  Balance at end of year                                           62,724      62,724      62,724
                                                                   -------     -------     ------

Unassigned surplus:
  Balance at beginning of year                                    440,889     378,242     354,608
  Net income                                                       54,608      61,172      22,598
  Change in net unrealized capital gains (losses) (Note 2)        (23,064)      6,299      12,348
  (Increase) decrease in:
    Non-admitted assets                                             2,561       1,593      (4,670)
    Asset valuation reserve                                        (8,150)     (6,483)     (6,619)
  Pension plan contribution (Note 5)                               (3,599)          -           -
  Other, net                                                         (149)         66         (23)
                                                                  --------    -------    -------

  Balance at end of year                                          463,096     440,889     378,242
                                                                  --------    --------    -------

           Total surplus                                        $ 534,820   $ 512,613   $ 449,966
                                                                ==========  ==========  =========


The accompanying notes are an integral part of these statutory financial statements.

UNITED OF OMAHA LIFE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF MUTUAL OF OMAHA INSURANCE COMPANY)

STATUTORY STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994
(IN THOUSANDS)
--------------------------------------------------------------------------------

                                                             1996            1995         1994
Cash from operations:
  Premiums, considerations and other fund deposits          $ 1,539,502    $ 1,343,041 $ 1,240,212
  Net investment income                                         537,288        512,992     434,840
  Other income                                                   20,642         21,771      53,829
  Benefits                                                     (888,661)      (728,025)   (665,575)
  Commissions and general expenses                             (314,100)      (276,574)   (262,282)
  Federal income taxes                                          (42,235)       (23,796)    (30,496)
  Net transfers to separate accounts                           (292,935)       (41,112)    (23,453)
                                                               ----------      ---------   --------
           Net cash from operations                             559,501        808,297     747,075
                                                                --------       --------    -------

Cash from investments:
  Proceeds from investments sold, redeemed or matured:
    Bonds                                                       992,065        582,788     606,001
    Mortgage loans                                              132,406        131,975     135,034
    Stocks                                                       52,062         73,863     365,849
    Real estate                                                  18,601         15,353      26,537
    Other invested assets                                        32,150          4,391       7,781
  Tax on capital gains                                           (9,665)        (2,525)    (12,993)
  Cost of investments acquired:
    Bonds                                                    (1,818,632)    (1,460,824) (1,441,532)
    Mortgage loans                                              (22,607)       (56,781)    (32,909)
    Stocks                                                      (25,848)       (28,873)   (386,130)
    Other invested assets                                       (53,150)       (22,321)     (3,744)
    Real estate                                                  (4,205)        (4,897)     (6,256)
  Net increase in policy loans                                   (6,815)        (6,494)     (3,771)
                                                                 --------       --------    -------
           Net cash from investments                           (713,638)      (774,345)   (746,133)
                                                               ----------     ----------  ---------

Cash from financing and other sources:
  Other cash provided                                           102,623         38,420       8,067
  Other cash used                                                (6,984)        (5,434)    (38,888)
  Capital and surplus paid-in (Note 6)                               -              -       50,000
                                                                     --             --      ------
           Net cash from financing and other sources             95,639         32,986      19,179
                                                                 -------        -------     ------

Net change in cash and short-term investments                   (58,498)        66,938      20,121

Cash and short-term investments:
  Beginning of year                                             176,000        109,062      88,941
                                                                --------       --------     ------

  End of year                                                 $ 117,502      $ 176,000   $ 109,062
                                                              ==========     ==========  =========


The accompanying notes are an integral part of these statutory financial statements.

UNITED OF OMAHA LIFE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF MUTUAL OF OMAHA INSURANCE COMPANY)


NOTES TO STATUTORY FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994
(DOLLAR AMOUNTS IN THOUSANDS)
--------------------------------------------------------------------------------


1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     NATURE OF OPERATIONS - United of Omaha Life Insurance Company (the Company) is a wholly-owned subsidiary of Mutual of Omaha Insurance Company (Mutual of Omaha), a mutual life and health and accident insurance company domiciled in the State of Nebraska. At December 31, 1996, the Company owned 100% of the outstanding common stock of the following entities: Companion Life Insurance Company (Companion), United World Life Insurance Company (United World), Mutual of Omaha Structured Settlement Company - Nebraska (MOSSCO-NE), Mutual of Omaha Structured Settlement Company-Connecticut (MOSSCO-CT), and Mutual of Omaha Structured Settlement Company-New York (MOSSCO-NY). The Company has insurance licenses to operate in 49 states, the District of Columbia, Guam, Puerto Rico, and the U.S. Virgin Islands. Individual life insurance and annuity products are sold primarily through a network of career agents, direct mail, brokers, financial planners and banks. Group business is produced by representatives located in Mutual of Omaha group offices throughout the country.

     BASIS OF PRESENTATION - The accompanying financial statements have been prepared in conformity with accounting practices prescribed or permitted by the Insurance Department of the State of Nebraska. Prescribed statutory accounting practices are contained in a variety of publications of the National Association of Insurance Commissioners (NAIC), as well as state laws, regulations, and general administrative rules. Permitted statutory accounting practices encompass all accounting practices which may not necessarily be prescribed but are not prohibited.

     The 1995 and 1994 financial statements, presented for comparative purposes, were previously described as also being prepared in accordance with generally accepted accounting principles (GAAP) for mutual life insurance companies and their wholly-owned life insurance company subsidiaries. Pursuant to Financial Accounting Standards Board Interpretation 40, APPLICABILITY OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES TO MUTUAL LIFE INSURANCE AND OTHER ENTERPRISES ("FIN 40"), as amended, which is effective for 1996 annual financial statements, financial statements based on statutory accounting practices can no longer be described as prepared in conformity with GAAP. Furthermore, financial statements prepared in conformity with statutory accounting practices for periods prior to the effective date of FIN 40 are no longer considered GAAP presentations when presented in comparative form with financial statements for periods subsequent to the effective date. Accordingly, the prior independent auditors' reports have been reissued in accordance with FIN 40.

     The accompanying statutory financial statements vary in some respects from those that would be presented in conformity with GAAP. The most significant differences include: (a) bonds are generally carried at amortized cost rather than being valued at either amortized cost or fair value based on their classification according to the Company's ability and intent to hold or trade the securities; (b) acquisition costs, such as commissions and other costs related to acquiring new business, are charged to operations as incurred and not deferred, whereas premiums are taken into income on a pro rata basis over the respective term of the policies; (c) deferred federal income taxes are not provided for temporary differences between tax and financial reporting; (d) no provision has been made for federal income taxes on unrealized appreciation of investments which are carried at market value; (e) asset valuation reserves (AVR) and interest maintenance reserves
     (IMR) are established; (f) different actuarial assumptions are used for calculating certain policy reserves; and (g) changes in certain assets designated as "non-admitted" assets have been charged to unassigned surplus. The aggregate effect of the foregoing differences on the accompanying statutory financial statements has not been determined, but was presumed to be material.

     Management is required to make estimates and assumptions that affect the reported amounts in the statutory financial statements. Actual results could differ significantly from those estimates.

     INVESTMENTS - Bonds are generally stated at amortized cost. Bonds not backed by other loans are amortized using the scientific method. Loan-backed bonds and structured securities are amortized using the interest method based on anticipated prepayments at the date of purchase. Changes in estimated cash flows from the original purchase assumptions are accounted for using the retrospective method. Preferred stocks are stated primarily at cost. Common stocks of unaffiliated companies are stated at market value and affiliated companies (principally insurance companies) are valued at underlying statutory book value. The change in the stated value is recorded as a change in unrealized capital gains (losses), a component of unassigned surplus, ignoring the effect of income taxes.

     Mortgage loans and policy loans are stated at the aggregate unpaid balance. In accordance with statutory accounting practices, the Company records a general reserve for losses on mortgage loans as part of the asset valuation reserve.

     Home office and investment real estate are valued at cost, less allowance for depreciation. Property acquired in satisfaction of debt is initially valued at the lower of cost or fair market value. Depreciation is provided on the straight-line basis over the estimated useful lives of the related assets.

     Short-term investments include all investments whose maturities, at the time of acquisition, are one year or less and are stated at cost which approximates market.

     Investment income is recorded when earned. Realized gains and losses on sale or maturity of investments are determined on the specific identification basis. Any portion of invested assets designated as "non-admitted" was excluded from the statutory statements of admitted assets, liabilities and surplus and recorded as a change in unrealized capital gains (losses).

     ASSET VALUATION AND INTEREST MAINTENANCE RESERVES - The Company establishes certain reserves as promulgated by the National Association of Insurance
     Commissioners (NAIC). The AVR is established for the specific risk characteristics of invested assets of the Company. The IMR is established for the realized gains and losses on the redemption of fixed income securities resulting from changes in interest rates, net of tax. Gains and losses pertaining to the IMR are subsequently amortized into investment income over the expected remaining period to maturity of the investments sold or called.

     POLICY RESERVES - Policy reserves provide amounts adequate to discharge estimated future obligations in excess of estimated future premiums on policies in force. Reserves for life policies are computed principally by using the Commissioners' Reserve Valuation Method basis or the net level premium basis with assumed interest rates (2.5% to 6%) and mortality (American Experience, 1941, 1958, 1960 and 1980 CSO tables) as prescribed by regulatory authorities. Reserves for annuities and deposit administration contracts are computed on the basis of interest rates ranging from 2.5% to 12.75%. Policy and contract claim liabilities include provisions for reported claims and estimates for claims incurred but not reported. To the extent the ultimate liability differs from the amounts recorded, such differences are reflected in operations when additional information becomes known.

     PREMIUMS AND RELATED COMMISSIONS - Premiums are recognized as income over the premium paying period. Commissions and other expenses related to the acquisition of policies are charged to operations as incurred.

     FEDERAL INCOME TAXES - The Company files a consolidated federal income tax return with its parent and other eligible subsidiaries. The method of allocating taxes among the companies is subject to a written agreement approved by the Board of Directors. Each company's provision for federal income taxes is based on a separate return calculation with each company recognizing tax benefits of net operating loss carryforwards and tax credits on a separate return basis.

     The provision for federal income taxes is based on income which is currently taxable. Deferred federal income taxes are not provided for temporary differences between income tax and statutory reporting. The Company recognizes the benefits of net operating losses, foreign tax credit, and general business credit carryforwards when realized.

     NON-ADMITTED ASSETS - Certain assets designated as "non-admitted" assets, principally receivables and office furniture and equipment, are excluded from the statutory statements of admitted assets, liabilities, and surplus. The net change in such assets is charged or credited directly to unassigned surplus.

     FAIR  VALUES  OF  FINANCIAL   INSTRUMENTS  -  The  following   methods  and
     assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

          CASH, SHORT-TERM INVESTMENTS AND OTHER INVESTED ASSETS - The carrying amounts reported in the statutory statements of admitted assets, liabilities, and surplus approximate their fair values.

          BONDS - The fair values for bonds are based on quoted market prices, where available. For bonds not actively traded, fair values are estimated using values obtained from independent pricing services or based on expected future cash flows using a current market rate applicable to the yield, credit quality and maturity of the investments.

          UNAFFILIATED COMMON STOCKS - The fair values for unaffiliated common stocks are based on quoted market prices and are reported in the statutory statements of admitted assets, liabilities, and surplus.

          MORTGAGE LOANS - The fair values for mortgage loans are estimated using discounted cash flow analyses, using interest rates currently being offered for similar loans to borrowers with similar credit ratings, credit quality, and maturity of the investments.

          POLICY LOANS - The Company does not believe an estimate of the fair value of policy loans can be made without incurring excessive cost. Policy loans have no stated maturities and are usually repaid by reductions to benefits and surrenders. Because of the numerous assumptions which would have to be made to estimate fair value, the Company believes that such information would not be meaningful.

          INVESTMENT CONTRACTS - The fair values for liabilities under investment-type insurance contracts are estimated using discounted cash flow calculations, which are based on interest rates currently being offered for similar contracts with maturities consistent with those remaining for the contracts being valued.

     DERIVATIVES - The Company utilizes swap and cap arrangements, for purposes other than trading, to hedge risk, to manage investment returns, and to align currency rates with its insurance obligations. The foreign currency swap arrangements are stated at market value. The differences between the amounts paid or received on foreign currency and interest-rate swaps are reflected in the statutory statements of income. Interest-rate cap arrangements are stated at amortized cost. Interest-rate caps are amortized and recorded as an adjustment to net investment income over the life of the investment using the effective interest method.

     The Company also invests in equity linked notes that are stated at amortized cost and intends to hold them to maturity. These instruments pay interest based on a very modest (or no) semi-annual or annual coupon rate and pay at maturity all principal plus "contingent" interest based on a coupon rate equal to the percentage increase in a designated index. If the index has declined over the term of the note, no contingent interest is payable, but at maturity all principal would nevertheless be payable. The designated index is typically linked to the performance of a known stock index or basket of indices.
     Interest income is recognized when earned.

     SEPARATE ACCOUNTS - The assets of the separate accounts shown in the statutory statements of admitted assets, liabilities, and surplus are carried at fair value and consist primarily of common stocks, mutual funds and commercial paper held by the Company for the benefit of certificate holders under specific individual and group annuity contracts. Benefits paid to separate account certificate holders are reflected in the statutory statements of income, but are offset by transfers from the separate accounts. The payment of such benefits and the earning of investment income constitute the only significant activities in the separate accounts.

     RECLASSIFICATIONS - Certain reclassifications have been made to the prior years amounts to conform with current year presentation with no changes to unassigned surplus or net income.

2.   INVESTMENTS

     The cost or amortized cost, gross unrealized gains, gross unrealized losses and estimated fair value of the Company's investment securities were as follows:

                                          COST OR           GROSS        GROSS        ESTIMATED
                                         AMORTIZED       UNREALIZED    UNREALIZED       FAIR
                                            COST            GAINS        LOSSES         VALUE

AT DECEMBER 31, 1996:
  Governments                             $ 67,058         $ 447     $ 1,077         $ 66,428
  States, territories and possessions        1,187            47           -            1,234
  Political subdivisions                    20,104           327         232           20,199
  Special revenue                        1,210,844        18,600      13,724        1,215,720
  Public utilities                         416,189        21,892         995          437,086
  Industrial and miscellaneous           4,340,670       122,767      50,250        4,413,187
  Credit-tenant loans                      277,025        10,186       2,557          284,654
                                           --------       -------      ------         -------

           Total                       $ 6,333,077     $ 174,266    $ 68,835      $ 6,438,508
                                       ============    ==========   =========     ===========

  Bonds                                $ 6,194,033
  Short-term investments                   139,044
                                           -------

                                       $ 6,333,077

Preferred stocks                           $ 3,365       $ 1,899       $ 398          $ 4,866
                                           ========      ========      ======         =======

Common stocks:
  Affiliated                              $ 66,086       $ 7,514         $ -         $ 73,600
  Unaffiliated                              61,054        74,540       2,402          133,192
                                            -------       -------      ------         -------

                                         $ 127,140      $ 82,054     $ 2,402        $ 206,792
                                         ==========     =========    ========       =========
                                       57

                                            COST OR       GROSS      GROSS      ESTIMATED
                                           AMORTIZED   UNREALIZED  UNREALIZED     FAIR
                                              COST        GAINS      LOSSES       VALUE
AT DECEMBER 31, 1995:
  Governments                                 $ 68,814     $ 3,600       $ 74      $ 72,340
  States, territories and possessions            6,354         164          -         6,518
  Political subdivisions                        23,300         703          6        23,997
  Special revenue                            1,243,137      39,397      4,179     1,278,355
  Public utilities                             433,579      36,389        450       469,518
  Industrial and miscellaneous               3,527,698     197,605     21,205     3,704,098
  Credit-tenant loans                          231,739      19,304        540       250,503
                                               --------     -------       ----      -------

           Total                           $ 5,534,621   $ 297,162   $ 26,454   $ 5,805,329
                                           ============  ==========  =========  ===========

  Bonds                                    $ 5,348,682
  Short-term investments                       185,939
                                               -------

                                           $ 5,534,621

Preferred stocks                               $ 3,365     $ 1,860      $ 398       $ 4,827
                                               ========    ========     ======      =======

Common stocks:
  Affiliated                                  $ 66,085     $ 3,374      $ 763      $ 68,696
  Unaffiliated                                  46,422     101,917      1,421       146,918
                                                -------    --------     ------      -------

                                             $ 112,507   $ 105,291    $ 2,184     $ 215,614
                                             ==========  ==========   ========    =========

     The amortized cost and estimated fair value of debt securities at December 31, 1996, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                AMORTIZED     ESTIMATED
                                                   COST        FAIR VALUE

Due in one year or less                            $ 328,043      $ 329,148
Due after one year through five years              1,363,244      1,374,351
Due after five years through ten years             1,511,490      1,527,455
Due after ten years                                3,130,300      3,207,554
                                                   ----------     ---------

                                                 $ 6,333,077    $ 6,438,508
                                                 ============   ===========

     The sources of net investment income were as follows:


                                           1996         1995         1994

Bonds                                     $ 439,884    $ 388,690    $ 320,299
Preferred stocks                                399          399          400
Common stocks (Note 6)                        1,789       27,756        3,651
Mortgage loans                               87,035       96,891      109,279
Real estate                                  29,860       26,860       27,978
Policy loans                                  6,855        6,348        5,914
Short-term investments                        7,339        6,665        4,047
Other                                        (2,732)      (1,858)         497
                                             --------     --------        ---
                                            570,429      551,751      472,065
Investment expense                          (28,270)     (29,424)     (31,414)
Amortization of IMR                           4,475        3,919        3,509
                                              ------       ------       -----

                                          $ 546,634    $ 526,246    $ 444,160
                                          ==========   ==========   =========

     Realized capital gains and losses on invested assets consist of the following:
                                                                       NET
                                               GROSS       GROSS     REALIZED
                                             REALIZED    REALIZED      GAINS
                                               GAINS      LOSSES     (LOSSES)
Year ended December 31, 1996:
  Bonds                                         $ 9,290     $ 1,489     $ 7,801
  Common stocks (Note 6)                         41,198         351      40,847
  Mortgage loans                                    660       7,618      (6,958)
  Real estate                                     2,690       2,949        (259)
  Other                                           3,830          34       3,796
                                                  ------         ---      -----

                                               $ 57,668    $ 12,441      45,227
                                               =========   =========
  Less: Capital gains tax (Note 6)                                      (15,798)
           Transfer to IMR                                               (5,968)
                                                                         -------

Net realized capital gains                                             $ 23,461
                                                                       ========
Year ended December 31, 1995:
  Bonds                                         $ 4,830       $ 158     $ 4,672
  Common stocks (Note 6)                         36,564         663      35,901
  Mortgage loans                                    977       8,894      (7,917)
  Real estate                                     1,804       8,041      (6,237)
  Other                                           1,479         185       1,294
                                                  ------        ----      -----

                                               $ 45,654    $ 17,941      27,713
                                               =========   =========
  Less: Capital gains tax (Note 6)                                       (9,665)
           Transfer to IMR                                               (3,572)
                                                                         -------

Net realized capital gains                                             $ 14,476
                                                                       ========

Year ended December 31, 1994:
  Bonds                                         $ 5,764       $ 145     $ 5,619
  Common stocks                                   6,608       1,478       5,130
  Mortgage loans                                  2,270       7,011      (4,741)
  Real estate                                     6,540       1,922       4,618
  Other                                           3,985          20       3,965
                                                  ------         ---      -----

                                               $ 25,167    $ 10,576      14,591
                                               =========   =========
  Less: Capital gains tax                                                (5,075)
           Transfer to IMR                                               (4,690)

Net realized capital gains                                              $ 4,826
                                                                        =======

     The maximum and minimum lending rates for mortgage loans during 1996 ranged from 6.86% to 7.88%. The maximum percentage of any one loan to the value of security at the time of the loan, exclusive of insured or guaranteed or purchase money mortgages, was 75%. The estimated fair value of the mortgage loan portfolio was approximately $928,621 and $1,072,501 at December 31, 1996 and 1995, respectively.

     The Company's mortgage loans finance various types of commercial properties throughout the United States. The geographic distributions of the mortgage loans were as follows at December 31, 1996 and 1995:

                                                        1996          1995

California                                              $ 87,778       $ 98,299
Nebraska                                                  53,118         59,210
Missouri                                                  49,422         61,494
Indiana                                                   49,004         47,693
Washington                                                44,615         47,189
All other states                                         630,940        725,451
                                                         --------       -------

                                                       $ 914,877    $ 1,039,336
                                                       ==========   ===========

     The following table summarizes the non-performing and restructured mortgage loans at December 31, 1996 and 1995:

                                           1996        1995

     Non-performing                      $ 8,917     $ 2,013
     Restructured                         13,501      24,184
                                         -------     ------

                                        $ 22,418    $ 26,197
                                        =========   ========

     At December 31, 1996,  securities  with an amortized cost of $5,487 were on
     deposit   with   government   agencies   as  required  by  law  in  various
     jurisdictions in which the Company conducts business.

3.   DERIVATIVE FINANCIAL INSTRUMENTS

     The Company enters into interest-rate swap agreements to manage interest-rate exposure. The primary reason for the interest-rate swap agreements is to modify the interest-rate sensitivities of certain investments so that they are highly correlated with the interest-rate sensitivities of certain insurance liabilities. Interest-rate swap transactions generally involve the exchange of fixed or floating rate interest payment obligations without the exchange of the underlying principal amount.

     The Company also uses interest-rate caps to more effectively manage interest-rate risk associated with single premium deferred annuity contracts. An interest-rate cap is a right to receive the excess of a reference interest rate over a given rate. This allows the Company to limit the risk associated with an increase in interest rates.

     The Company purchases corporate bonds in the foreign bond markets. These bonds are typically issued by U.S. corporations and denominated in a variety of currencies. These bonds, on occasion, are available for purchase in the secondary market at attractive yields. The Company enters into currency swaps simultaneous with its foreign currency bond purchases so that all future foreign currency-denominated interest and principal payments on such bonds are swapped with high quality counterparties at the time of purchase for known amounts of U.S. dollars.

     The Company uses equity linked notes to more cost effectively diversify its exposure to equity markets and as an asset replication instrument to match the liabilities of certain group annuity contracts where the customer seeks equity market participation. Equity linked notes help reduce the Company's exposure to fluctuations in equity instruments by linking a substantial portion of their expected total return to certain market indices while preserving the invested principal.

     The  following  table   summarizes  the  Company's   derivative   financial
     instruments. Notional amounts are used on certain instruments to express the volume of these transactions, but do not represent the much smaller amounts potentially subject to credit risk.


                         NOTIONAL     STATEMENT       FAIR        YEAR(S) OF
                          AMOUNT        VALUE         VALUE        MATURITY
At December 31, 1996:
  Interest-rate swaps     $ 202,500          $ -       $ (9,259)  1999 - 2003
                          ==========         ====      ==========

  Interest-rate caps      $ 320,000       $ 2,739       $ 1,883   2000 - 2001
                          ==========      ========      ========

  Foreign currency swaps   $ 21,503     $ (10,401)    $ (10,401)  1997 - 1998
                           =========    ===========   ===========

  Equity linked notes     $ 109,925       $ 5,902      $ 41,289   1997 - 2016
                          ==========      ========     =========


At December 31, 1995:
  Interest-rate swaps     $ 202,500          $ -      $ (17,210)  1999 - 2003
                          ==========         ====     ===========

  Interest-rate caps      $ 165,000       $ 1,343         $ 608      2000
                          ==========      ========        ======

  Foreign currency swaps   $ 80,729     $ (32,796)    $ (32,796)  1996 - 1998
                           =========    ===========   ===========

  Equity linked notes      $ 48,925          $ -       $ 15,741   1997 - 2015
                           =========         ====      =========

     The Company has considerable experience in evaluating and managing credit risk. Each issuer or counterparty is extensively reviewed to evaluate its financial stability before entering into each agreement and throughout the period that the financial instrument is owned.

     The Company has commitments to fund bond investments of approximately $42,200 and mortgage loans of approximately $7,200 as of December 31, 1996. These commitments are legally binding and have fixed expiration dates or other termination clauses that may require a payment of a fee. In the event that the financial condition of a borrower deteriorates materially, the commitment may be terminated. Since some of the commitments may expire or terminate, the total commitments do not necessarily represent future liquidity requirements.

4.   FEDERAL INCOME TAXES

     The provision for federal income taxes reflects an effective income tax rate which differs from the prevailing federal income tax rate primarily as a result of income and expense recognition differences between statutory and income tax reporting. The major differences include capitalization and amortization of certain acquisition amounts for tax purposes, different methods for determining statutory and tax insurance reserves, timing of the recognition of market discount on bonds and certain accrued expenses, and the acceleration of depreciation for tax purposes.

     The  Company's  tax  returns  have been  examined by the  Internal  Revenue
     Service (IRS) through 1992. The Company is currently appealing certain adjustments proposed by the IRS for tax years 1987 through 1992. The tax returns for 1993 through 1995 are currently under examination. Management believes the results of these examinations will have no material impact on the Company's statutory financial statements.

     Under federal income tax law prior to 1984, the Company accumulated approximately $31,615 of deferred taxable income which could become subject to income taxes in the future under certain conditions. Management believes the chance that those conditions will exist is remote.

5.   RETIREMENT BENEFITS

     The Company participates with affiliated companies in a noncontributory defined benefit plan covering all United States employees meeting certain minimum requirements. Mutual of Omaha and certain subsidiaries
     (collectively referred to as the Companies) generally make annual contributions to the plan in an amount between the minimum ERISA required contribution and the maximum tax deductible contribution. Funds for the plan are held in the general and separate accounts of the Company under a group annuity contract.

     Information regarding accrued benefits and net assets has not been determined on an individual company basis. The Company's employees comprised approximately 28% of the total employee group in 1996, 1995 and 1994. The Companies expensed contributions of $12,152, $9,115 and $8,746 in 1996, 1995 and 1994, respectively. During 1996, the Companies changed mortality tables from 1971 GAM to the 1983 GAM. As a result of the table change, the actuarial present value of accrued benefits as of January 1, 1996, increased by $21,637. The Companies made an additional contribution of $21,637 and recorded it as a direct charge to surplus, net of federal income taxes of $7,573. A comparison of accrued benefits and net assets for the entire plan as of January 1, 1996 and 1995 follows:


                                                          1996         1995
Actuarial present value of accrued benefits:
  Vested                                                 $ 352,736    $ 280,516
  Nonvested                                                  4,036        1,263
                                                             ------       -----

                                                         $ 356,772    $ 281,779
                                                         ==========   =========

Net assets available for benefits                        $ 324,925    $ 301,773
                                                         ==========   =========

Assumptions:
  Annual investment return                               9.00 %       9.16 %
  Mortality table                                       1983 GAM     1971 GAM
  Discount rate                                          7.62 %       7.93 %

    The Companies also have the Mutual of Omaha 401(k) Long-Term Savings Plan covering all United States employees who have completed one year of service and have reached their 21st birthday. Participants may elect to contribute 1% to 16% of their salary annually subject to plan and IRS limitations. The Companies match at least 25% of the first 6% of the contributions made by each participant. The Companies match up to an additional 75% of the first 6% of the contributions made by each participant if certain company-wide performance measures are met. Contributions by the Companies were $5,600, $5,775 and $5,477 in 1996, 1995 and 1994, respectively.

     The Companies provide certain postretirement medical and life insurance benefits. The Companies subsidize these benefits with certain limitations to retirees and eligible employee groups. Associates retiring on or before December 31, 1997, are eligible for the full subsidy if they are at least age 55 with at least 10 years of service and continuously covered by one of the Companies' health plans for 10 years prior to retirement. Associates retiring after December 31, 1997, must be at least age 60 with at least 15 years of service and continuously covered for 15 years by one of the Companies' health plans prior to retirement to be eligible for a subsidy. Associates hired on or after January 1, 1995, are not eligible for a

     Company subsidy. The cost of these postretirement benefits is allocated to the Companies in accordance with an intercompany cost-sharing arrangement. The Companies use the accrual method of accounting for postretirement benefits and elected to amortize the original transition obligation over 20 years.

     The following table sets forth the Plan's funded status at December 31, 1996 and 1995:


                                                          1996         1995

Accumulated postretirement benefits obligation:
    Fully eligible actives                                 $ 8,008      $ 9,071
    Retirees                                                76,136       72,688
                                                            -------      ------
                                                            84,144       81,759
Unrecognized transition obligation                         (64,294)     (69,716)
Unrecognized gain                                            7,928        9,951
                                                             ------       -----

           Total accrued                                  $ 27,778     $ 21,994
                                                          =========    ========

Assumptions:
  Discount rate                                          7.50 %       7.25 %
  Health care cost trend rate:
    First year                                           8.50 %       8.50 %
    Ultimate                                             5.00 %       5.00 %
    Grading period                                       8 years     10 years

     The Companies' net periodic postretirement benefit costs include the following components:

                                               1996        1995        1994

Eligibility costs                            $ 1,385     $ 1,654     $ 1,839
Interest costs                                 5,909       5,567       5,761
Net amortization and deferral                      -        (683)          -
Amortization of transition obligation          4,018       4,101       4,101
                                               ------      ------      -----

           Total benefit costs              $ 11,312    $ 10,639    $ 11,701
                                            =========   =========   ========

     The health care cost trend rate assumption has a significant effect on the amounts reported. To illustrate, increasing the assumed health care cost trend rate by one percentage point in each year would increase the Companies' accumulated postretirement benefits obligation as of December 31, 1996 by approximately $6,130 and the estimated eligibility cost and interest cost components of the net periodic postretirement benefit costs for 1996 by approximately $799.

6.   RELATED PARTY TRANSACTIONS

     The home office properties are occupied jointly by the Company, Mutual of Omaha and certain affiliates. Because of this relationship, the Companies incur joint operating expenses subject to allocation. Management believes the method of allocating such expenses is fair and reasonable.

     The Company received management and administrative service fees for MOSSCO-NE, MOSSCO-NY and MOSSCO-CT of $350 and $151 and for the years ended December 31, 1996 and 1995, respectively.

     The Company paid Kirkpatrick, Pettis, Smith, Polian, Inc., an affiliate, for equity investment management services of $444, $543 and $431 during 1996, 1995 and 1994, respectively, and MOSSCO-NE, MOSSCO-NY and MOSSCO-CT for assignment fees of $440 and $361 during 1996 and 1995, respectively.

     On January 2, 1996, the Company sold 7,580 shares of First National of Nebraska, Inc. common stock for $27,667 to Mutual. The share price was determined by the stock's publicly traded market value at the date of the transaction. The Company recognized a realized gain of $27,632 and related federal income taxes were $9,671.

     In July 1995, the Company received a $25,000 extraordinary dividend from United World. Assets distributed to the Company included cash of $1,744, bonds with a market value of $23,113 and accrued interest on the transferred bonds of $143. The transfer of bonds and accrued interest occurred July 1, 1995 and the cash was transferred July 3, 1995, the first banking day after July 1. The bonds transferred to the Company consisted of corporate bonds, agency mortgage-backed bonds and agency asset-backed bonds.

     On August 31, 1995, the Company received $23,250 in cash from Mutual of Omaha, for 600,000 shares of FirsTier, Inc. common stock. The gross realized capital gain on the common stock transferred was $22,852, and related federal income taxes were $7,998.

     In 1994, the Company received a $50,000 contribution to its capital and surplus from Mutual of Omaha and the Company contributed $20,000 to the capital and surplus of Companion.

     Under the terms of a reinsurance treaty effected June 1, 1955, all health and accident insurance written by the Company is ceded to Mutual of Omaha. The operating results of certain lines of group health and accident and life insurance are shared equally by the Company and Mutual of Omaha. The amounts ceded by the Company and included in the statutory statements of admitted assets, liabilities and surplus were as follows:


                                                        1996         1995

Aggregate reserve for policies and contracts            $ 88,332     $ 89,012
                                                        =========    ========

Policy and contract claims                             $ 104,874    $ 127,625
                                                       ==========   =========

     The amounts ceded by the Company and included in the statutory statements of income were as follows:

                                                  1996       1995       1994

Premium considerations                        $ 368,126   $ 395,014  $ 439,361
                                              ==========  =========  =========

Policyholder and beneficiary benefits         $ 273,576   $ 309,876  $ 324,846
                                              ==========  =========  =========

Group reinsurance settlement income (expense)  $ (2,818)    $ 5,354    $11,324
                                              ==========   ========   ========

     The  Company  also  assumes  group  and  individual   life  insurance  from
     Companion. The amounts assumed by the Company and included in the statutory statements of admitted assets, liabilities and surplus were as follows:

                                                           1996       1995

Aggregate reserve for policies and contracts               $ 3,749    $ 3,736
                                                           ========   =======

Policy and contract claims                                 $ 2,125    $ 2,430
                                                           ========   =======


     The amounts assumed by the Company and included in the statutory statements of income were as follows:

                                              1996      1995      1994

Premium considerations                      $ 2,668    $ 4,268   $5,018
                                            ========   =======   =======

Policyholder and beneficiary benefits       $ 2,390    $ 3,061   $4,413
                                            ========   =======   =======

7.   REINSURANCE

     In the normal course of business, the Company assumes and cedes reinsurance. The ceding of reinsurance does not discharge an insurer from its primary legal liability to a policyholder. The Company remains liable to the extent that a reinsurer is unable to meet its obligations.

     The reconciliation of total premiums to net premiums is as follows:



                                  1996          1995           1994

Direct                          $ 1,641,295   $ 1,658,506    $ 1,622,903
Assumed                              26,581        27,496         25,317
Ceded                              (382,369)     (407,613)      (449,231)
                                   ----------    ----------     ---------

           Net                  $ 1,285,507   $ 1,278,389    $ 1,198,989
                                ============  ============   ===========

8.   CREDIT ARRANGEMENTS

     The Company and Mutual of Omaha are authorized by their Boards of Directors to borrow a maximum of $50,000 on a joint basis under lines of credit. At December 31, 1996, the Company had no outstanding borrowings against its uncommitted, uncollateralized revolving lines of credit. Interest rates applicable to borrowings under the Companies' lines of credit arrangements are negotiated with the lender at the time of borrowing.

9.   CONTINGENT LIABILITIES

     Various lawsuits have arisen in the ordinary course of the Company's business. The Company believes that its defenses are meritorious and the eventual outcome of those lawsuits will not have a material effect on the Company's financial position.

10.  DEPOSIT FUNDS

     The estimated fair value and statement value of guaranteed investment and select maturity contracts were:


                                      1996           1995

Estimated fair value                $ 1,200,031    $ 1,355,355
                                    ============   ===========

Statement value                     $ 1,247,546    $ 1,315,730
                                    ============   ===========

     Fair values for the Company's insurance liabilities other than those for investment-type insurance contracts are not required to be disclosed. However, the fair values of liabilities under all insurance contracts are taken into consideration in the Company's overall management of interest-rate risk, which minimizes exposure to changing interest rates through the matching of investment maturities with amounts due under insurance contracts.

     At December 31, 1996 and 1995, the Company held annuity reserves and deposit fund liabilities of $1,092,555 and $954,862, respectively, that were subject to discretionary withdrawal at book value with a surrender charge of less than 5%.

11.  STOCKHOLDER DIVIDENDS

     Regulatory restrictions limit the amount of dividends available for distribution without prior approval of regulatory authorities. The maximum amount of dividends which can be paid to the stockholder without prior approval of the Director of Insurance of the State of Nebraska is the greater of 10% of the insurer's surplus as of the previous December 31 or net gain from operations for the previous twelve month period ending December 31. Based upon these restrictions, the Company is permitted a maximum dividend distribution of $52,582 in 1997.

12.  BUSINESS RISKS

     The Company is subject to regulation by state insurance departments and undergoes periodic examinations by those departments. The following is a description of the most significant risks facing life and health insurers and how the Company manages those risks:

         LEGAL/REGULATORY RISK is the risk that changes in the legal or regulatory environment in which an insurer operates will occur and create additional costs or expenses not anticipated by the insurer in pricing its products. The Company mitigates this risk by operating throughout the United States, thus reducing its exposure to any single jurisdiction, and by diversifying its products.

         CREDIT RISK is the risk that issuers of securities owned by the Company will default, or that other parties, including reinsurers which owe the Company money, will not pay. The Company minimizes this risk by adhering to a conservative investment strategy and by maintaining sound reinsurance, credit and collection policies.

         INTEREST-RATE RISK is the risk that interest rates will change and cause a decrease in the value of an insurer's investments. The Company mitigates this risk by attempting to match the maturity schedule of its assets with the expected payouts of its liabilities. To the extent that liabilities come due more quickly than assets mature, the Company may have to sell assets prior to maturity and recognize a gain or loss.

13.  EXPENSE REALIGNMENT COSTS

     In March 1996, the Company and its affiliates (the Companies) announced the elimination of approximately 1,000 positions as a part of the initiative to reduce operating costs 15% by the end of 1997. The Companies incurred approximately $27,300 of severance and related costs, consulting fees and other one-time costs associated with expense realignment activities during 1996.

UNITED OF OMAHA
LIFE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF MUTUAL
OF OMAHA INSURANCE COMPANY)


STATUTORY FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 1997 AND DECEMBER 31, 1996
AND FOR THE NINE MONTH PERIODS ENDED
SEPTEMBER 30, 1997 AND 1996

UNITED OF OMAHA LIFE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF MUTUAL OF OMAHA INSURANCE COMPANY)

STATUTORY STATEMENTS OF ADMITTED ASSETS, LIABILITIES AND SURPLUS
SEPTEMBER 30, 1997 AND DECEMBER 31, 1996
(IN THOUSANDS)
-----------------------------------------------------------------------------
                                                     UNAUDITED)
                                                     PTEMBER 30, DECEMBER 31,
ADMITTED ASSETS                                        1997         1996

Cash and invested assets :
  Bonds                                              $ 6,777,460 $ 6,194,033
  Preferred stocks                                         2,967       2,967
  Common stocks                                           99,403     206,792
  Mortgage loans                                         763,884     914,877
  Real estate occupied by the Company                     83,459      85,958
  Real estate acquired in satisfaction of debt            25,178      47,288
  Investment in real estate                                2,468       9,930
  Policy loans                                           123,766     118,150
  Cash and short-term investments                         26,977     117,502
  Other invested assets                                   78,609      70,027
                                                          -------     ------
           Total cash and invested assets              7,984,171   7,767,524

Premiums deferred and uncollected                        100,575      94,802
Investment income due and accrued                         80,794      75,193
Electronic data processing equipment, net                 41,745      44,971
Receivable from parent, subsidiaries and affiliates       26,932       8,075
Other assets                                              50,631      47,050
Separate accounts assets                                 849,326     499,423
                                                         --------    -------

           Total admitted assets                     $ 9,134,174 $ 8,537,038
                                                     =========== ===========

LIABILITIES

Policy reserves:
  Aggregate reserve for policies and contracts       $ 5,798,953 $ 5,427,996
  Liability for premium and other deposit funds        1,549,044   1,670,294
  Policy and contract claims                              59,789      49,317
  Other                                                   74,080      74,171
                                                          -------     ------
           Total policy reserves                       7,481,866   7,221,778

Interest maintenance reserve                              21,358      26,872
Asset valuation reserve                                   97,862     114,495
General expenses and taxes due or accrued                 39,676      35,147
Federal income taxes due or accrued                       15,774      20,241
Other liabilities                                         62,006      84,293
Separate accounts liabilities                            849,289     499,392
                                                         --------    -------
           Total liabilities                           8,567,831   8,002,218
                                                       ----------  ---------

SURPLUS

Capital stock, $10 par value, 900,000 shares
 authorized and outstanding                               9,000       9,000
Gross paid-in and contributed surplus                    62,724      62,724
Unassigned surplus                                      494,619     463,096
                                                        --------    -------
           Total surplus                                566,343     534,820
                                                        --------    -------

           Total liabilities and surplus            $ 9,134,174 $ 8,537,038
                                                    ============ ===========

The accompanying note is an integral part of these statutory financial statements.

UNITED OF OMAHA LIFE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF MUTUAL OF OMAHA INSURANCE COMPANY)

STATUTORY STATEMENTS OF INCOME
FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 1997 AND 1996
(IN THOUSANDS)
--------------------------------------------------------------------------------
                                                         (UNAUDITED)
                                                  FOR THE NINE MONTHS ENDED
                                                        SEPTEMBER 30,
                                                  --------------------------
                                                      1997         1996

Income:
  Net premiums and annuity considerations             $ 898,698   $ 984,046
  Other considerations and fund deposits                227,122     197,722
  Net investment income                                 428,725     405,857
  Other income                                           19,010      15,072
                                                         -------     ------

           Total income                               1,573,555   1,602,697
                                                      ----------  ---------

Benefits and expenses:
  Policyholder and beneficiary benefits                 763,190     680,353
  Increase in reserves for policyholder and
  beneficiary benefits                                  297,068     439,956
  Commissions                                           100,381      94,304
  Operating expenses                                    147,853     117,639
  Expense realignment costs                               2,511       5,848
  Net transfers to separate accounts                    207,049     217,440
                                                        --------    -------

           Total benefits and expenses                1,518,052   1,555,540
                                                      ----------  ---------

           Net gain from operations before federal income taxes and
             net realized capital gains                 55,503      47,157

Federal income taxes                                    30,027      27,300
                                                        -------     ------

           Net gain from operations before net
               realized capital gains                   25,476      19,857

Net realized capital gains                              43,798      24,310
                                                        -------     ------

           Net income                                 $ 69,274    $ 44,167
                                                      =========   ========

The accompanying note is an integral part of these statutory financial statements.

UNITED OF OMAHA LIFE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF MUTUAL OF OMAHA INSURANCE COMPANY)

STATUTORY STATEMENTS OF CHANGES IN SURPLUS
FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 1997 AND FOR
THE YEAR ENDED DECEMBER 31, 1996
(IN THOUSANDS)
--------------------------------------------------------------------------------
                                                           (UNAUDITED)
                                                    FOR THE NINE MONTHS ENDED
                                                          SEPTEMBER 30,
                                                  ------------------------------
                                                          1997           1996

Capital stock:
  Balance at beginning and end of year                  $ 9,000       $ 9,000
                                                        --------      -------

Gross paid-in and contributed surplus:
  Balance at beginning and end of year                   62,724        62,724
                                                         -------       ------

Unassigned surplus:
  Balance at beginning of year                          463,096       440,889
  Net income                                             69,274        54,608
  Change in net unrealized capital gains (losses)       (49,203)      (23,064)
  (Increase) decrease in:
    Non-admitted assets                                  (5,481)        2,561
    Asset valuation reserve                              16,633        (8,150)
  Other, net                                                300        (3,748)
                                                            ----       -------

  Balance at end of year                                494,619       463,096
                                                        --------      -------

           Total surplus                              $ 566,343     $ 534,820
                                                      ==========    =========


The accompanying note is an integral part of these statutory financial statements.

UNITED OF OMAHA LIFE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF MUTUAL OF OMAHA INSURANCE COMPANY)

STATUTORY STATEMENTS OF CASH FLOWS
FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 1997 AND 1996
(IN THOUSANDS)
--------------------------------------------------------------------------------
                                                           (UNAUDITED)
                                                    FOR THE NINE MONTHS ENDED
                                                          SEPTEMBER 30,
                                                    ----------------------------
                                                       1997           1996
Cash from operations:
  Premiums, considerations and other fund deposits   $ 1,120,022    $ 1,194,843
  Net investment income                                  417,623        393,799
  Other income                                            18,544         26,491
  Benefits                                              (756,983)      (675,729)
  Commissions and general expenses                      (245,446)      (228,267)
  Federal income taxes                                   (52,147)       (32,700)
  Net transfers to separate accounts                    (218,176)      (217,413)
                                                        ----------     ---------
           Net cash from operations                      283,437        461,024
                                                         --------       -------

Cash from investments:
  Proceeds from investments sold,
    redeemed or matured:
    Bonds                                                751,560        623,438
    Mortgage loans                                       169,254         97,754
    Stocks                                               130,358         45,191
    Real estate                                           37,061         13,355
    Other invested assets                                 16,956          4,681
  Tax on capital gains                                    (4,472)        (9,665)
  Cost of investments acquired:
    Bonds                                             (1,325,408)    (1,242,383)
    Mortgage loans                                       (18,454)       (17,044)
    Stocks                                               (11,902)       (19,689)
    Other invested assets                                (22,826)       (31,971)
    Real estate                                          (11,536)        (3,699)
  Net increase in policy loans                            (5,619)        (5,430)
                                                          --------       -------
           Net cash from investments                    (295,028)      (545,462)
                                                        ----------     ---------

Cash from financing and other sources:
  Other cash provided                                     10,796         24,447
  Other cash used                                        (89,730)       (10,341)
                                                         ---------      --------
           Net cash from financing and other sources     (78,934)        14,106
                                                         ---------       ------

Net change in cash and short-term investments            (90,525)       (70,332)

Cash and short-term investments:
  Beginning of year                                      117,502        176,000
                                                         --------       -------

  End of period                                         $ 26,977      $ 105,668
                                                        =========     =========

The accompanying note is an integral part of these statutory financial statements.

UNITED OF OMAHA LIFE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF MUTUAL OF OMAHA INSURANCE COMPANY)


NOTE TO STATUTORY FINANCIAL STATEMENTS
FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 1997 AND 1996

--------------------------------------------------------------------------------


1.   BASIS OF PRESENTATION

     United of Omaha Life Insurance Company (the Company) is a wholly-owned subsidiary of Mutual of Omaha Insurance Company, a mutual life and health and accident insurance company domiciled in the State of Nebraska.

     The accompanying interim statutory financial statements have been prepared in conformity with accounting practices prescribed or permitted by the Insurance Department of the State of Nebraska. Prescribed statutory accounting practices are contained in a variety of publications of the National Association of Insurance Commissioners (NAIC), as well as state laws, regulations, and general administrative rules. Permitted statutory accounting practices encompass all accounting practices which may not necessarily be prescribed but are not prohibited. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for fair presentation have been included. The results of operations for the nine months ended September 30, 1997, are not necessarily indicative of the results that may be expected for further periods. For future information, refer to the audited financial statements and footnotes hereto of United of Omaha Life Insurance Company for the year ended December 31, 1996.

     The accompanying statutory financial statements vary in some respects from those that would be presented in conformity with generally accepted accounting principles. The most significant differences include: (a) bonds are generally carried at amortized cost rather than being valued at either amortized cost or fair value based on their classification according to the Company's ability and intent to hold or trade the securities; (b) acquisition costs, such as commissions and other costs related to acquiring new business, are charged to operations as incurred and not deferred, whereas premiums are taken into income on a pro rata basis over the respective term of the policies; (c) deferred federal income taxes are not provided for temporary differences between tax and financial reporting; (d) no provision has been made for federal income taxes on unrealized appreciation of investments which are carried at market value; (e) asset valuation reserves (AVR) and interest maintenance reserves (IMR) are established; (f) different actuarial assumptions are used for calculating certain policy reserves; and (g) changes in certain assets designated as "non-admitted" assets have been charged to unassigned surplus. The aggregate effect of the foregoing differences on the accompanying statutory financial statements has not been determined, but are presumed to be material.

-----------------------------------------------------------
FINANCIAL STATEMENTS

UNITED OF OMAHA
SEPARATE ACCOUNT B



FINANCIAL STATEMENTS AND INDEPENDENT AUDITORS' REPORT
AS OF DECEMBER 31, 1997 AND FOR
THE PERIOD FROM AUGUST 13, 1997
(INCEPTION) TO DECEMBER 31, 1997

INDEPENDENT AUDITORS' REPORT


To the Board of Directors
United of Omaha Life Insurance Company



We have audited the accompanying statement of net assets of United of Omaha Separate Account B as of December 31, 1997, and the related statements of operations and changes in net assets for the period from August 13, 1997 (inception) to December 31, 1997. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements are the responsibility of the Company's management.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of United of Omaha Separate Account B as of December 31, 1997, and the results of its operations and changes in its net assets for the period from August 13, 1997 (inception) to December 31, 1997 in conformity with generally accepted accounting principles.


/s/ Deloitte & Touche LLP


Deloitte & Touche LLP


February 2, 1998

UNITED OF OMAHA SEPARATE ACCOUNT B

STATEMENT OF NET ASSETS
DECEMBER 31, 1997
--------------------------------------------------------------------------------


                                                                T. ROWE
                                 FIDELITY        SCUDDER         PRICE       PIONEER    FEDERATED        ALGER
                                ------------  --------------- ----------- -----------------------    ----------------
                                                                                          PRIME        AMERICAN
                                 EQUITY -                        EQUITY      CAPITAL      MONEY         SMALL
ASSETS                            INCOME      INTERNATIONAL      INCOME      GROWTH      FUND II     CAPITALIZATION    TOTAL

Investments in portfolio shares,
  at cost                          $ 16,898     $ 16,894      $ 17,474      $ 16,899      $ -       $ 16,900        $ 85,065
                                   =========    =========     =========     ========      ====      =========       ========

Investments in portfolio shares,
  at market value                  $ 17,281     $ 16,614      $ 17,560      $ 16,359      $ -       $ 16,025        $ 83,839
                                   ---------    ---------     ---------     --------      ----      ---------       --------

Net assets                         $ 17,281     $ 16,614      $ 17,560      $ 16,359      $ -       $ 16,025        $ 83,839
                                   =========    =========     =========     ========      ====      =========       ========

Accumulation units outstanding        1,639        1,762         1,629         1,613        -          1,576              -
                                      ======       ======        ======        =====        ==         ======             =

Net asset value per unit            $ 10.54       $ 9.43       $ 10.78       $ 10.14      $ -        $ 10.17            $ -
                                    ========      =======      ========      =======      ====         ========          ===


The accompanying notes are an integral part of these financial statements.

UNITED OF OMAHA SEPARATE ACCOUNT B

STATEMENT OF OPERATIONS
FOR THE PERIOD FROM AUGUST 13, 1997 (INCEPTION) TO DECEMBER 31, 1997
--------------------------------------------------------------------------------


                                            ------------------------------------
                                                                            T. ROWE
                                              FIDELITY       SCUDDER         PRICE     PIONEER     FEDERATED    ALGER
                                            -------------  -------------  ----------- ----------  ----------- ------------
                                                                                                   PRIME        AMERICAN
                                              EQUITY -                      EQUITY     CAPITAL     MONEY         SMALL
                                               INCOME      INTERNATIONAL    INCOME     GROWTH      FUND II  CAPITALIZATION  TOTAL
Investment income:
  Reinvested dividends                               $ -        $ -         $ 575        $ -      $ 181           $ -        $ 756
  Account charges (Note 2)                           (60)       (61)          (60)       (58)      (151)          (58)        (448)
                                                     -----      -----         -----      -----     ------         -----       -----
           Net investment income (expense)           (60)       (61)          515        (58)        30           (58)         308
                                                     -----      -----         ----       -----       ---          -----

Gains (losses) on investments:
  Net realized gains (losses)                          1         (3)            2          -          -             2            2
  Net change in unrealized gains (losses)            383       (279)           86       (539)        -           (875)      (1,224)
                                                     ----      ------          ---      ------       --          ------     -------
           Net gains (losses) on investments         384       (282)           88       (539)        -           (873)      (1,222)
                                                     ----      ------          ---      ------       --          ------     -------
           Increase (decrease) in net assets
              for operations                         324       (343)          603       (597)        30          (931)        (914)
                                                     ===       =====          ===       ====         ===         =====        =====



The accompanying notes are an integral part of these financial statements.

UNITED OF OMAHA SEPARATE ACCOUNT B

STATEMENT OF CHANGES IN NET ASSETS
FOR THE PERIOD FROM AUGUST 13, 1997 (INCEPTION) TO DECEMBER 31, 1997
--------------------------------------------------------------------------------



                                         ---------------------------------------
                                                                  T. ROWE
                                         FIDELITY     SCUDDER      PRICE     PIONEER  FEDERATED       ALGER
                                         ---------   ----------   --------- --------------------    ----------
                                                                                       PRIME        AMERICAN
                                         EQUITY -                  EQUITY    CAPITAL    MONEY         SMALL
                                          INCOME     INTERNATIONAL INCOME    GROWTH    FUND II    CAPITALIZATION    TOTAL
From operations:
  Net investment income (expense)           $ (60)     $ (61)      $ 515      $ (58)     $ 30         $ (58)        $ 308
  Net realized gains (losses)                   1         (3)          2          -         -             2             2
  Net change in unrealized gains (losses)     383       (279)         86       (539)       -           (875)       (1,224)
                                              ----      ------        ---      ------      --          ------      -------
                                              324       (343)        603       (597)       30          (931)         (914)
                                              ----      ------       ----      ------      ---         ------        -----

From policyowner transactions:
  Policy purchases                                                                      84,753                      84,753
  Policy transfers                          16,957     16,957      16,957     16,956   (84,753)        16,956            -
                                                                                       --------                    --------
                                            16,957     16,957      16,957     16,956       (30)        16,956       84,783
                                            -------    -------     -------    -------   -------       --------     --------

Increase in net assets                      17,281     16,614      17,560     16,359         -        16,025        83,839

Net assets, beginning of year                  -          -           -          -         -             -             -
                                               --         --          --         --        --            --            -

Net assets, end of year                  $ 17,281   $ 16,614    $ 17,560   $ 16,359      $ -       $ 16,025      $ 83,839
                                         =========  =========   =========  =========     ====      =========     ========

Accumulation unit purchases                 1,645      1,768       1,635      1,619    84,783         1,582             -
Accumulation unit withdrawals                   6          6           6          6    84,783             6            -
                                                --         --          --         --   -------            --           -

Net increase in units outstanding           1,639      1,762       1,629      1,613         -         1,576             -

Units outstanding, beginning of year           -          -           -          -         -             -             -
                                               --         --          --         --        --            --            -

Units outstanding, end of year              1,639      1,762       1,629      1,613        -          1,576            -
                                            ======     ======      ======     ======       ==         ======           =


The accompanying notes are an integral part of these financial statements.

UNITED OF OMAHA SEPARATE ACCOUNT B

NOTES TO FINANCIAL STATEMENTS AS OF DECEMBER 31, 1997 AND
FOR THE PERIOD FROM AUGUST 13, 1997 (INCEPTION) TO DECEMBER 31, 1997
--------------------------------------------------------------------------------


1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     United of Omaha Separate Account B (Separate Account) was established by United of Omaha Life Insurance Company on August 13, 1997, under procedures established by Nebraska law, and is registered as a unit investment trust under the Investment Company Act of 1940, as amended. The Separate Account is a segregated investment account of United of Omaha Life Insurance Company (United of Omaha). It is divided into sub-accounts, each of which invests exclusively in shares of a corresponding mutual fund portfolio. The available portfolios are:

                    ALGER                                   FEDERATED

       American Growth                             Prime Money Fund II
       American Small Capitalization               U.S. Government Securities

                  FIDELITY                                    MFS

       Asset Manager:  Growth                      Emerging Growth
       Equity Income                               High Income Fund
       Contrafund                                  Research
       Index 500                                   World Government
                                                   Value Series

                   PIONEER                                   SCUDDER

       Capital Growth                              Global Discovery
       Real Estate                                 Growth & Income
                                                   International

                T. ROWE PRICE

       Equity Income
       International
       Limited Term Bond
       New America Growth
       Personal Strategy Balanced

     The following significant accounting policies, which are in conformity with generally accepted accounting principles for unit investment trust, are consistently used in the preparation of its financial statements.

     SECURITY VALUATION TRANSACTIONS AND RELATED INVESTMENT INCOME: Investments in mutual funds are recorded at their net asset value. Investment transactions are accounted for on the trade date (date the order to buy or sell is executed) and dividend income is recorded on the ex-dividend date.

     FEDERAL INCOME TAXES: Operations of the Separate Account are part of, and are taxed with, the operations of United of Omaha, which is taxed as a "life insurance company" under the Internal Revenue Code.

2.   ACCOUNT CHARGES

     United of Omaha deducts an administrative charge on each monthly deduction date. This charge is set at an annual rate of 0.24% of the accumulation value on each monthly deduction date.

     A tax expense charge will be deducted as part of the monthly deduction from the accumulation value on each monthly deduction date for the first ten policy years. The annual rate of this charge is 0.39% of the accumulation value to reimburse United of Omaha for state premium taxes, federal deferred acquisition cost taxes, and related administrative expenses.

     United of Omaha deducts a monthly charge as compensation for the mortality and expense risks assumed by United of Omaha. The charge is equal to an annual rate of 0.90% of the accumulation value on each monthly deduction date.

     United of Omaha deducts a monthly charge from the entire accumulation value. This deduction includes an expense charge of 1.53% annualized for the first ten policy years and 1.14% for policy years thereafter, plus the cost of insurance charge. The cost of insurance charge is based on the duration of the policy and the insured's rate class as follows:


    Policy Year                      Accumulation   Accumulation
                                        VALUE          VALUE
                                       OF $45,000   GREATER THAN
                                       OR LESS        $45,000
PREFERRED RATE CLASS
  1-10                                  0.70 %         0.60 %
  11 and later                          0.60 %         0.50 %

STANDARD RATE CLASS
  1-10                                  1.30 %         1.20 %
  11 and later                          0.94 %         0.84 %


     United of Omaha may charge a $10 fee for any transfer in excess of 12 transfers per policy year. This charge is deducted from the amount transferred.

     A surrender charge will be deducted on a full surrender or a partial withdrawal from the amount requested to be surrendered.

     The amount of the charge will depend upon the period of time since the premium was paid, calculated as follows:

                                                         SURRENDER
             YEARS SINCE PREMIUM PAYMENT                  CHARGE

             1                                             9.5 %
             2                                             9.5 %
             3                                             9.5 %
             4                                             9.0 %
             5                                             7.5 %
             6                                             6.0 %
             7                                             4.5 %
             8                                             3.0 %
             9                                             1.5 %
             10 & later                                           -

3.   NET ASSETS

     Total net assets (policyowners' cumulative investment accounts) consist of the following at December 31, 1997:

                                 T. ROWE
                                FIDELITY         SCUDDER          PRICE       PIONEER      FEDERATED       ALGER
                                ------------ --------------- -------------- -------------  -----------  --------------
                                                                                                         AMERICAN
                                 EQUITY                           EQUITY      CAPITAL         MONEY        SMALL
                                 INCOME       INTERNATIONAL       INCOME       GROWTH        MARKET    CAPITALIZATION       TOTAL

Shares purchased                 $ 16,957      $ 16,957        $ 16,957    $ 16,956      $ 84,753     $ 16,956         $ 169,536
Shares sold                             -             -               -           -       (84,783)           -           (84,783)
Investment income (expense)           (60)          (61)            515         (58)           30          (58)              308
Net realized gains (losses)             1            (3)              2           -             -            2                 2
Unrealized gains (losses) on
  investments                         383          (279)             86        (539)           -          (875)           (1,224)
                                      ----         ------            ---       ------          --         ------          -------

Net assets at December 31, 1997  $ 17,281      $ 16,614        $ 17,560    $ 16,359          $ -      $ 16,025          $ 83,839
                                 =========     =========       =========   =========         ====     =========         ========

                                   APPENDIX A

VARIABLE PAYOUT OPTIONS

You may choose payout Options 2, 4 or 6 to be paid as variable payments. Variable payments vary according to the net investment return of the Subaccounts chosen. If variable payments are being made under Option 2 or 6 and do not involve life contingencies, then you may surrender the policy and receive the commuted value of any unpaid payments.

FIRST VARIABLE PAYMENT

We will compute the dollar amount of the first monthly variable payment by applying all or part of the Proceeds to the Variable Payout Options table shown in the policy for the payout option you choose. The table shows the dollar amount of monthly payment that you can buy with each $1000 of Proceeds.

If you have chosen more than one Subaccount, we will apply the accumulation value of each Subaccount separately to the Variable Payout Options table. The total amount of the first variable payment equals the sum of the payment amounts payable for each Subaccount.

SECOND AND LATER VARIABLE PAYMENTS

The dollar amount of the second and later variable payments is not set. It may change from month to month. We will compute the payment on the 10th Valuation Date before the payment is due.


The amount of each variable payment after the first equals:

    (a) the sum of the number of variable payment units under each Subaccount; multiplied by
    (b) the current variable payment unit value for each Subaccount as of the date we compute the payment.

A variable payment unit is a measuring unit used in computing the amount of the variable payments. The value of a variable payment unit for each Subaccount will vary with the net investment return of the Subaccount.

VARIABLE PAYMENT UNIT VALUE

The current value of a variable payment unit for each Subaccount is:

    (a) the value as of the date we computed the last payment; multiplied by
    (b) the Net Investment Factor for the Subaccount as of the date on which we are computing the current payment.

The Net  Investment  Factor is figured by dividing (a) by (b), then  subtracting
(c) from the result, then multiplying by the offset factor described below. The values of (a), (b) and (c) are defined as follows:

     (a) is the net result of
     (1) the Net Asset Value of a Portfolio share held in a Subaccount as of the end of the current payment period; plus or minus
     (2) a per share credit or charge for any taxes we incurred since the last computation date that were charged to the operation of the subaccount.
     (b) is the Net Asset Value of a Portfolio share held in the Subaccount as of the beginning of the current payment period.
     (c) is the asset charge factor that reflects the expense charges deducted from the Variable Account. This factor is equal, on an annual basis, to 1.20% of the daily net asset value of the Variable Account.

The result of the calculation described above is then multiplied by a factor that offsets the assumed investment rate upon which the Variable Payout Options table is based. This allows the actual investment rate to be credited. For a one-day Valuation Period the factor is 0.99989255, using an assumed investment rate of 4% per year.

NUMBER OF VARIABLE PAYMENT UNITS

The number of variable payment units payable for each Subaccount equals:

    (a) the amount of the first monthly variable payment payable for that Subaccount; divided by
    (b) the variable payment unit value for that Subaccount as of the 10th Valuation Date before the first variable payment is made.

The number of variable payment units payable for each Subaccount is fixed when we compute the first variable payment. The number remains fixed unless you exchange variable payment units between Subaccounts. The number of variable payment units will not change as a result of investment experience.

We guarantee that the dollar amount of each variable payment after the first will not be affected by actual expenses or changes in mortality experience.

EXCHANGE OF VARIABLE PAYMENT UNITS

After the first variable payment is made, you may exchange the value of a specified number of variable payment units of one Subaccount for variable payment units of another Subaccount or the Fixed Account. You may not exchange variable payment units of the Fixed Account for variable payment units of the Subaccounts.

The value of the variable payment units being exchanged will be the value for the Valuation Period during which we receive your request for the exchange. The value of the new variable payment units will be such that the dollar amount of a payment made on the date of the exchange would not change as a result of the exchange.

No more than four exchanges may be made each year.



                          VARIABLE PAYOUT OPTIONS TABLE

       MONTHLY PAYOUTS PER $1,000  BASED ON 4.00%  INTEREST  AND 1983A
      MORTALITY  TABLE ALB PROJECTED 20 YEARS WITH PROJECTION SCALE 'G'

-----------------------------------------------------------------------------------------------
                FEMALE RATES                                     MALE RATES
---------------------------------------------- ------------------------------------------------
  Age     20 Year   10       Life     Installme20       10 Year    Life      Installment Age
          Certain   Year      Only    Refund   Year     Certain      Only     Refund
           & Life   Certain                    Certain   & Life
                    & Life                     & Life
--------- --------- -------- -------- -------- -------- ---------- --------- ---------- -------
   0        3.44     3.44     3.44     3.44     3.49      3.49       3.50      3.49       0
--------- --------- -------- -------- -------- -------- ---------- --------- ---------- -------
   1        3.44     3.44     3.44     3.44     3.49      3.49       3.50      3.49       1
--------- --------- -------- -------- -------- -------- ---------- --------- ---------- -------
   2        3.44     3.44     3.44     3.44     3.49      3.49       3.50      3.49       2
--------- --------- -------- -------- -------- -------- ---------- --------- ---------- -------
   3        3.44     3.44     3.44     3.44     3.49      3.49       3.50      3.49       3
--------- --------- -------- -------- -------- -------- ---------- --------- ---------- -------
   4        3.44     3.44     3.44     3.44     3.49      3.49       3.50      3.49       4
--------- --------- -------- -------- -------- -------- ---------- --------- ---------- -------
   5        3.44     3.44     3.44     3.44     3.49      3.49       3.50      3.49       5
--------- --------- -------- -------- -------- -------- ---------- --------- ---------- -------
   6        3.44     3.44     3.44     3.44     3.49      3.49       3.50      3.49       6
--------- --------- -------- -------- -------- -------- ---------- --------- ---------- -------
   7        3.44     3.44     3.44     3.44     3.49      3.49       3.50      3.49       7
--------- --------- -------- -------- -------- -------- ---------- --------- ---------- -------
   8        3.44     3.45     3.45     3.44     3.50      3.50       3.51      3.50       8
--------- --------- -------- -------- -------- -------- ---------- --------- ---------- -------
   9        3.45     3.45     3.45     3.45     3.51      3.51       3.51      3.50       9
--------- --------- -------- -------- -------- -------- ---------- --------- ---------- -------
   10       3.46     3.46     3.46     3.46     3.52      3.52       3.53      3.51       10
--------- --------- -------- -------- -------- -------- ---------- --------- ---------- -------
   11       3.47     3.47     3.47     3.47     3.53      3.53       3.53      3.52       11
--------- --------- -------- -------- -------- -------- ---------- --------- ---------- -------
   12       3.48     3.48     3.48     3.47     3.54      3.54       3.54      3.53       12
--------- --------- -------- -------- -------- -------- ---------- --------- ---------- -------
   13       3.48     3.49     3.49     3.48     3.55      3.55       3.56      3.54       13
--------- --------- -------- -------- -------- -------- ---------- --------- ---------- -------
   14       3.49     3.50     3.50     3.49     3.56      3.57       3.57      3.56       14
--------- --------- -------- -------- -------- -------- ---------- --------- ---------- -------
   15       3.50     3.51     3.51     3.50     3.57      3.58       3.58      3.57       15
--------- --------- -------- -------- -------- -------- ---------- --------- ---------- -------
   16       3.51     3.51     3.52     3.51     3.58      3.59       3.59      3.58       16
--------- --------- -------- -------- -------- -------- ---------- --------- ---------- -------
   17       3.52     3.53     3.53     3.52     3.60      3.60       3.60      3.59       17
--------- --------- -------- -------- -------- -------- ---------- --------- ---------- -------
   18       3.53     3.54     3.54     3.53     3.61      3.62       3.62      3.60       18
--------- --------- -------- -------- -------- -------- ---------- --------- ---------- -------
   19       3.54     3.55     3.55     3.54     3.62      3.63       3.63      3.62       19
--------- --------- -------- -------- -------- -------- ---------- --------- ---------- -------
   20       3.55     3.56     3.56     3.55     3.64      3.64       3.65      3.63       20
--------- --------- -------- -------- -------- -------- ---------- --------- ---------- -------
   21       3.57      357     3.57     3.56     3.65      3.66       3.66      3.65       21
--------- --------- -------- -------- -------- -------- ---------- --------- ---------- -------
   22       3.58     3.58     3.58     3.58     3.67      3.67       3.68      3.66       22
--------- --------- -------- -------- -------- -------- ---------- --------- ---------- -------
   23       3.59     3.60     3.60     3.59     3.68      3.69       3.70      3.68       23


--------- --------- -------- -------- -------- -------- ---------- --------- ---------- -------
   24       3.61     3.61     3.61     3.60     3.70      3.71       3.71      3.70       24
--------- --------- -------- -------- -------- -------- ---------- --------- ---------- -------
   25       3.62     3.62     3.63     3.62     3.72      3.73       3.73      3.71       25
--------- --------- -------- -------- -------- -------- ---------- --------- ---------- -------
   26       3.63     3.64     3.64     3.63     3.74      3.75       3.75      3.73       26
--------- --------- -------- -------- -------- -------- ---------- --------- ---------- -------
   27       3.65     3.65     3.66     3.65     3.76      3.77       3.77      3.75       27
--------- --------- -------- --------          -------- ---------- --------- ---------- -------
   28       3.67     3.67     3.67     3.66     3.78      3.79       3.79      3.77       28
--------- --------- -------- -------- -------- -------- ---------- --------- ---------- -------
   29       3.68     3.69     3.69     3.68     3.80      3.81       3.81      3.79       29
--------- --------- -------- -------- -------- -------- ---------- --------- ---------- -------
   30       3.70     3.71     3.71     3.70     3.82      3.83       3.84      3.81       30
--------- --------- -------- -------- -------- -------- ---------- --------- ---------- -------
   31       3.72     3.73     3.73     3.72     3.84      3.86       3.86      3.84       31
--------- --------- -------- -------- -------- -------- ---------- --------- ---------- -------
   32       3.74     3.75     3.75     3.74     3.87      3.88       3.89      3.86       32
--------- --------- -------- -------- -------- -------- ---------- --------- ---------- -------
   33       3.76     3.77     3.77     3.76     3.89      3.91       3.91      3.89       33
--------- --------- -------- -------- -------- -------- ---------- --------- ---------- -------
   34       3.78     3.79     3.79     3.78     3.92      3.94       3.94      3.92       34
--------- --------- -------- -------- -------- -------- ---------- --------- ---------- -------
   35       3.80     3.81     3.81     3.80     3.95      3.97       3.97      3.94       35
--------- --------- -------- -------- -------- -------- ---------- --------- ---------- -------
   36       3.82     3.84     3.84     3.82     3.97      4.00       4.00      3.97       36
--------- --------- -------- -------- -------- -------- ---------- --------- ---------- -------
   37       3.85     3.86     3.86     3.85     4.00      4.03       4.04      4.00       37
--------- --------- -------- -------- -------- -------- ---------- --------- ---------- -------
   38       3.87     3.89     3.89     3.87     4.04      4.07       4.07      4.03       38
--------- --------- -------- -------- -------- -------- ---------- --------- ---------- -------
   39       3.90     3.92     3.92     3.90     4.07      4.10       4.11      4.06       39
--------- --------- -------- -------- -------- -------- ---------- --------- ---------- -------
   40       3.93     3.95     3.95     3.93     4.10      4.14       4.15      4.10       40
--------- --------- -------- -------- -------- -------- ---------- --------- ---------- -------
   41       3.96     3.98     3.98     3.96     4.14      4.18       4.19      4.14       41
--------- --------- -------- -------- -------- -------- ---------- --------- ---------- -------
   42       3.99     4.01     4.01     3.99     4.18      4.22       4.24      4.18       42
--------- --------- -------- -------- -------- -------- ---------- --------- ---------- -------
   43       4.02     4.04     4.05     4.02     4.22      4.27       4.28      4.21       43
--------- --------- -------- -------- -------- -------- ---------- --------- ---------- -------
   44       4.05     4.08     4.09     4.05     4.25      4.32       4.33      4.25       44
--------- --------- -------- -------- -------- -------- ---------- --------- ---------- -------
   45       4.09     4.12     4.13     4.09     4.30      4.36       4.38      4.30       45
--------- --------- -------- -------- -------- -------- ---------- --------- ---------- -------
   46       4.13     4.16     4.17     4.13     4.34      4.41       4.43      4.35       46
--------- --------- -------- -------- -------- -------- ---------- --------- ---------- -------
   47       4.16     4.20     4.21     4.16     4.38      4.47       4.49      4.39       47
--------- --------- -------- -------- -------- -------- ---------- --------- ---------- -------
--------- --------- -------- -------- -------- -------- ---------- --------- ---------- -------
   48       4.20     4.24     4.25     4.20     4.43      4.52       4.55      4.44       48
--------- --------- -------- -------- -------- -------- ---------- --------- ---------- -------
--------- --------- -------- -------- -------- -------- ---------- --------- ---------- -------
   49       4.24     4.29     4.30     4.24     4.48      4.58       4.61      4.49       49
--------- --------- -------- -------- -------- -------- ---------- --------- ---------- -------
   50       4.29     4.34     4.35     4.29     4.53      4.64       4.68      4.55       50
--------- --------- -------- -------- -------- -------- ---------- --------- ---------- -------
   51       4.33     4.39     4.40     4.34     4.58      4.70       4.74      4.61       51
--------- --------- -------- -------- -------- -------- ---------- --------- ---------- -------
   52       4.38     4.44     4.46     4.39     4.63      4.77       4.81      4.67       52
--------- --------- -------- -------- -------- -------- ---------- --------- ---------- -------
   53       4.43     4.50     4.52     4.44     4.69      4.84       4.89      4.73       53
--------- --------- -------- -------- -------- -------- ---------- --------- ---------- -------
   54       4.48     4.56     4.58     4.49     4.74      4.91       4.97      4.80       54
--------- --------- -------- -------- -------- -------- ---------- --------- ---------- -------
   55       4.53     4.62     4.65     4.56     4.80      4.99       5.06      4.87       55
--------- --------- -------- -------- -------- -------- ---------- --------- ---------- -------
   56       4.59     4.69     4.72     4.62     4.86      5.08       5.14      4.94       56
--------- --------- -------- -------- -------- -------- ---------- --------- ---------- -------
   57       4.65     4.76     4.79     4.68     4.92      5.16       5.24      5.02       57
--------- --------- -------- -------- -------- -------- ---------- --------- ---------- -------
   58       4.71     4.83     4.87     4.74     4.98      5.25       5.34      5.10       58
--------- --------- -------- -------- -------- -------- ---------- --------- ---------- -------
   59       4.77     4.91     4.96     4.82     5.04      5.35       5.45      5.19       59
--------- --------- -------- -------- -------- -------- ---------- --------- ---------- -------
   60       4.83     5.00     5.05     4.89     5.01      5.45       5.57      5.28       60
--------- --------- -------- -------- -------- -------- ---------- --------- ---------- -------
   61       4.89     5.08     5.14     4.97     5.17      5.56       5.69      5.37       61
--------- --------- -------- -------- -------- -------- ---------- --------- ---------- -------
   62       4.96     5.18     5.24     5.06     5.23      5.67       5.82      5.47       62
--------- --------- -------- -------- -------- -------- ---------- --------- ---------- -------
   63       5.03     5.28     5.35     5.14     5.29      5.79       5.97      5.58       63
--------- --------- -------- -------- -------- -------- ---------- --------- ---------- -------
   64       5.09     5.38     5.47     5.24     5.35      5.92       6.11      5.69       64
--------- --------- -------- -------- -------- -------- ---------- --------- ---------- -------
   65       5.16     5.49     5.59     5.34     5.41      6.05       6.28      5.81       65
--------- --------- -------- -------- -------- -------- ---------- --------- ---------- -------
   66       5.23     5.61     5.72     5.45     5.47      6.19       6.45      5.93       66
--------- --------- -------- -------- -------- -------- ---------- --------- ---------- -------
   67       5.30     5.74     5.86     5.56     5.52      6.32       6.63      6.06       67
--------- --------- -------- -------- -------- -------- ---------- --------- ---------- -------
   68       5.37     5.86     6.02     5.68     5.58      6.47       6.84      6.20       68
--------- --------- -------- -------- -------- -------- ---------- --------- ---------- -------
   69       5.43     6.00     6.18     5.80     5.63      6.62       7.05      6.35       69
--------- --------- -------- -------- -------- -------- ---------- --------- ---------- -------
   70       5.50     6.15     6.36     5.93     5.67      6.78       7.28      6.50       70
--------- --------- -------- -------- -------- -------- ---------- --------- ---------- -------
   71       5.56     6.30     6.55     6.07     5.72      6.94       7.51      6.64       71
--------- --------- -------- -------- -------- -------- ---------- --------- ---------- -------
   72       5.61     6.46     6.76     6.22     5.76      7.10       7.77      6.82       72
--------- --------- -------- -------- -------- -------- ---------- --------- ---------- -------
   73       5.67     6.63     6.99     6.37     5.80      7.27       8.04      6.99       73
--------- --------- -------- -------- -------- -------- ---------- --------- ---------- -------
   74       5.72     6.80     7.23     6.55     5.83      7.43       8.33      7.17       74
--------- --------- -------- -------- -------- -------- ---------- --------- ---------- -------
   75       5.76     6.99     7.49     6.72     5.86      7.60       8.64      7.37       75
--------- --------- -------- -------- -------- -------- ---------- --------- ---------- -------
   76       5.80     7.17     7.77     6.91     5.89      7.77       8.97      7.57       76
--------- --------- -------- -------- -------- -------- ---------- --------- ---------- -------
   77       5.83     7.36     8.07     7.11     5.91      7.94       9.32      7.78       77
--------- --------- -------- -------- -------- -------- ---------- --------- ---------- -------
   78       5.86     7.55     8.40     7.33     5.93      8.11       9.70      8.01       78
--------- --------- -------- -------- -------- -------- ---------- --------- ---------- -------
   79       5.89     7.74     8.75     7.55     5.94      8.28      10.10      8.25       79


--------- --------- -------- -------- -------- -------- ---------- --------- ---------- -------
   80       5.91     7.93     9.14     7.78     5.96      8.44      10.54      8.50       80
--------- --------- -------- -------- -------- -------- ---------- --------- ---------- -------
   81       5.93     8.12     9.55     8.03     5.97      8.60      10.99      8.76       81
--------- --------- -------- -------- -------- -------- ---------- --------- ---------- -------
   82       5.95     8.31     9.99     8.30     5.98      8.75      11.49      9.03       82
--------- --------- -------- -------- -------- -------- ---------- --------- ---------- -------
   83       5.96     8.49     10.47    8.57     5.98      8.89      12.01      9.33       83
--------- --------- -------- -------- -------- -------- ---------- --------- ---------- -------
   84       5.97     8.66     10.99    8.86     5.99      9.03      12.57      9.62       84
--------- --------- -------- -------- -------- -------- ---------- --------- ---------- -------
   85       5.98     8.82     11.56    9.18     6.00      9.16      13.14      9.94       85
--------- --------- -------- -------- -------- -------- ---------- --------- ---------- -------
   86       5.99     8.97     12.17    9.49     6.00      9.28      13.77      10.28      86
--------- --------- -------- -------- -------- -------- ---------- --------- ---------- -------
   87       5.99     9.11     12.80    9.82     6.00      9.38      14.44      10.62      87
--------- --------- -------- -------- -------- -------- ---------- --------- ---------- -------
   88       6.00     9.24     13.51    10.17    6.00      9.48      15.18      11.00      88
--------- --------- -------- -------- -------- -------- ---------- --------- ---------- -------
   89       6.00     9.35     14.25    10.53    6.00      9.58      16.96      11.38      89
--------- --------- -------- -------- -------- -------- ---------- --------- ---------- -------
   90       6.00     9.46     15.04    10.90    6.00      9.66      15.80      11.81      90
--------- --------- -------- -------- -------- -------- ---------- --------- ---------- -------
   91       6.00     9.56     15.81    11.29    6.00      9.74      17.62      12.22      91
--------- --------- -------- -------- -------- -------- ---------- --------- ---------- -------
   92       6.00     9.63     16.60    11.69    6.00      9.79      18.52      12.65      92
--------- --------- -------- -------- -------- -------- ---------- --------- ---------- -------
   93       6.00     9.71     17.43    12.10    6.00      9.85      19.47      13.15      93
--------- --------- -------- -------- -------- -------- ---------- --------- ---------- -------
   94       6.00     9.78     18.32    12.53    6.00      9.90      20.48      13.66      94
--------- --------- -------- -------- -------- -------- ---------- --------- ---------- -------
   95       6.00     9.84     19.20    12.99    6.00      9.94      21.59      14.21      95
--------- --------- -------- -------- -------- -------- ---------- --------- ---------- -------

                           PART II - OTHER INFORMATION

                           UNDERTAKING TO FILE REPORTS

        Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                              RULE 484 UNDERTAKING

        By a Resolution adopted May 21, 1996, United's Board of Directors provides for indemnification of a director, officer or employee to the full extent of the law. Generally, the Nebraska Business Corporation Act permits indemnification against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred if the indemnitee acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation. However, no indemnification shall be made in any type of action by or in the right of United if the proposed indemnitee is adjudged to be liable for negligence or misconduct in the performance of his or her duty to United, unless a court determines otherwise.

        Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of United pursuant to the foregoing provisions, or otherwise, United has been advised that in the opinion of the Securities and Exchange Commission such indemnification may be against public policy as expressed in the Act and may be, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than payment by United of expenses incurred or paid by a director, officer, or controlling person of United in the successful defense of any action, suite or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, United will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                    REPRESENTATION PURSUANT TO SECTION 26(E)

        United of Omaha Life Insurance Company represents that the fees and charges under the Policy, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by United of Omaha Life Insurance Company.

                       CONTENTS OF REGISTRATION STATEMENT

This Registration Statement consists of the following papers and documents:

        The facing sheet.

        A reconciliation and tie of the information shown in the prospectus with the items of Form N-8B-2.

        The prospectus.

        The undertaking to file reports.

        The Rule 484 Undertaking.

        The Section 26(e) Representation.

        The signatures.

        Written consents of the following persons:

               Independent Auditors (included in Exhibit 7)
               Kenneth W. Reitz, Esquire (included in Exhibit 2)
               Robert E. Hupf, F.S.A., M.A.A.A. (included in Exhibit 6)


        The following exhibits:

                                  EXHIBIT INDEX
Exhibit No.     Description of Exhibit
1.A.   (1)      Resolution  of the Board of Directors of United of Omaha Life
                Insurance Company establishing the Variable Account. *

        (2)     None.

        (3)(a) Principal Underwriter Agreement by and between United of Omaha Life Insurance Company, on its own behalf and on behalf of the Variable Account, and Mutual of Omaha Investor Services.*

           (b) Form of Broker/Dealer Supervision and Sales Agreement by and between Mutual of Omaha Investor Services, Inc. and the Broker/ Dealer. **

           (c)  Commission Schedule for Policies.

           (4)  None.

        (5)(a) Form of Policy for the ULTRALIFE flexible premium variable life insurance policy. ****

           (b)  Forms of Riders to the Policy. ****

        (6)(a) Articles of Incorporation of United of Omaha Life Insurance Company. **

           (b)  Bylaws of United of Omaha Life Insurance Company. *

       (7)      None.

       (8)(a) Participation Agreement by and between United of Omaha Life Insurance Company and the Alger American Fund. **

        (b) Participation Agreement by and between United of Omaha Life Insurance Company and the Insurance Management Series. **

        (c) Participation Agreement by and between United of Omaha Life Insurance Company and the Fidelity VIP Fund and Fidelity VIP Fund II. **

        (d) Participation Agreement by and between United of Omaha Life Insurance Company and MFS Variable Insurance Trust. **

        (e) Participation Agreement by and between United of Omaha Life Insurance Company and Pioneer Variable Contracts Trust. **

        (f) Participation Agreement by and between United of Omaha Life Insurance Company and the Scudder Variable Life Investment Fund. **

        (g) Participation Agreement by and between United of Omaha Life Insurance Company and T. Rowe Price International Series, T. Rowe Price Fixed Income Series, and T. Rowe Price Equity Series. **

           (9)  None.

          (10) Form of Application for the United of Omaha Life Insurance Company ULTRALIFE Flexible Premium Variable Life Insurance Policy.

          (11) Issuance, Transfer and Redemption Memorandum

         2.    Opinion and Consent of Counsel.****

         3.    Not Applicable.

         4.    Not Applicable.

         5.    Not Applicable.

         6.   Opinion and Consent of Actuary.****

         7.   Consents of Independent Auditors.

         8.   None

         9.   Powers of Attorney. ***

     * Incorporated by Reference to the Registration Statement for United of Omaha Separate Account B filed on December 27, 1996 (File No. 333-18881).

     ** Incorporated by Reference to the Registration Statement for United of Omaha Separate Account C filed on April 24, 1997 (File No. 33-89848).

     *** Incorporated by Reference to the Pre-Effective Amendment No. 1 to the Registration Statement for United of Omaha Separate Account B filed on June 20, 1997 (File No. 333-18881).

     **** Incorporated by Reference to the Registration Statement for United of Omaha Separate Account B filed on September 15, 1997 (File No. 333-35587).

                                   SIGNATURES

As required by the Securities Act of 1933, the Registrant has caused this Pre-Effective Amendment to the Registration Statement to be signed on its behalf, in the City of Omaha and State of Nebraska, on February 5, 1998.

                       UNITED OF OMAHA SEPARATE ACCOUNT B
                                                   (Registrant)

                     UNITED OF OMAHA LIFE INSURANCE COMPANY
                                                   (Depositor)
                                                   /s/Kenneth W. Reitz


                                                   By: Kenneth W. Reitz

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the duties indicated:


Signatures                           Title                               Date

_____*____________________           Chairman of the Board               2/5/98
Thomas J. Skutt
_____*____________________           Vice-Chairman of the Board,         2/5/98
John W. Weekly                       Chief Executive Officer

_____*____________________           Director, President                 2/5/98
John A. Sturgeon

_____*____________________           Executive  V.P.,                    2/5/98
Tommie D. Thompson                   Corporate Comptroller
                              (Principal Financial Officer, and
                                 Principal Accounting Officer)
_____*____________________                                               2/5/98
     -
Samuel L. Foggie                     Director
_____*__________________                                                 2/5/98
     -
Hugh V. Plunkett, III                Director
_____*___________________                                                2/5/98
     -
Richard J. Sampson                   Director
_____*___________________                                                2/5/98
     -
Oscar S. Straus                      Director
________________________                                                 2/5/98
Michael A. Wayne                     Director




By:  /s/       Kenneth W. Reitz                    Date:  February 5, 1998
     --------------------------                           ----------------
        Kenneth W. Reitz

* Signed by Kenneth W. Reitz under Powers of Attorney executed on May 20, 1997, filed as exhibits incorporated by reference in this registration statement.

                                    EXHIBITS

1.A(3)(c)      Commission Schedule for the Policy.

1.A(10)        Form of  Application  for the  United  of  Omaha  Life  Insurance
               Company  ULTRA LIFE  Flexible  Premium  Variable  Life  Insurance
               Policy.

1.A(11)        Issuance, Transfer and Redemption Memorandum

7.             Consents of  Independent  Auditors
               (a) Deloitte & Touche LLP
               (b) Coopers & Lybrand L.L.P.

REGISTRATION NO.  333-35587
                  811-08336


                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  ------------

                       UNITED OF OMAHA SEPARATE ACCOUNT B

                                       OF

                     UNITED OF OMAHA LIFE INSURANCE COMPANY


--------------------------------------------------------------------------------
                                    EXHIBITS
--------------------------------------------------------------------------------

                                       TO

                    THE PRE-EFFECTIVE AMENDMENT NO. 1 TO THE
                       REGISTRATION STATEMENT ON FORM S-6

                                      UNDER

                           THE SECURITIES ACT OF 1933


                                February 5, 1998

                                  EXHIBIT INDEX
Exhibit No.     Description of
                Exhibit
1.A.   (1)      Resolution  of the Board of Directors of United Life  Insurance
                Company establishing the Variable Account. *

       (2)      None.

    (3)(a) Principal Underwriter Agreement by and between United, on its own behalf and on behalf of the Variable Account, and Mutual of Omaha Investor Services. *

       (b) Form of Broker/Dealer Supervision and Sales Agreement by and between Mutual of Omaha Investor Services, Inc. and the Broker/ Dealer. **

       (c)      Commission Schedule for Policies.

       (4)      None.

       (5)(a) Form of Policy for the ULTRALIFE flexible premium variable life insurance policy. ****

          (b)   Forms of Riders to the Policy. ****

       (6)(a) Articles of Incorporation of United of Omaha Life Insurance Company. **

          (b)   Bylaws of United of Omaha Life Insurance Company. *

          (7)   None.

          (8)(a)Participation Agreement by and between United of Omaha Life Insurance Company and the Alger American Fund. **

             (b)Participation  Agreement by and between  United of Omaha Life
                Insurance Company and the Insurance Management Series. **

             (c)Participation  Agreement by and between  United of Omaha Life
                Insurance Company and the Fidelity VIP Fund and Fidelity VIP Fund II. **

             (d)Participation  Agreement by and between  United of Omaha Life
                Insurance Company and MFS Variable Insurance Trust. **

             (e)Participation  Agreement by and between  United of Omaha Life
                Insurance Company and Pioneer Variable Contracts Trust. **

             (f)Participation  Agreement by and between  United of Omaha Life
                Insurance Company and the Scudder Variable Life Investment Fund. **

             (g)Participation  Agreement by and between  United of Omaha Life
                Insurance Company  and T. Rowe Price  International  Series,
                T. Rowe Price Fixed Income Series, and T. Rowe Price Equity Series. **

           (9)  None.

           (10) Form of  Application  for the  United  of Omaha  Life  Insurance
                Company  ULTRALIFE  Flexible  Premium  Variable  Life  Insurance
                Policy.

           (11) Issuance, Transfer and Redemption Memorandum

           2.   Opinion and Consent of Counsel. ****

           3.   Not Applicable.

           4.   Not Applicable.

           5.   Not Applicable.

           6.   Opinion and Consent of Actuary. ****

           7.   Independent Auditor's Consent.

           8.   None

           9.   Powers of Attorney. ***


     * Incorporated by Reference to the Registration Statement for United of Omaha Separate Account B filed on December 27, 1996 (File No. 333-18881).

     ** Incorporated by Reference to the Registration Statement for United of Omaha Separate Account C filed on April 24, 1997 (File No. 33-89848).

     *** Incorporated by Reference to the Pre-Effective Amendment No. 1 to the Registration Statement for United of Omaha Separate Account B filed on June 20, 1997 (File No. 333-18881).

     **** Incorporated by Reference to the Registration Statement for United of Omaha Separate Account B filed on September 15, 1997 (File No. 333-35587).